2007

Annual Report



Gartner.

Dear shareholders:



GENE HALL
Chief Executive Officer



CHRIS LAFOND
Chief Financial Officer

Contents

Constantly changing and evolving technology dramatically affects how businesses compete. In this complex environment, chief information officers (CIOs) and other information technology (IT) professionals have challenging jobs. Some need to make purchasing decisions in areas where the technology changes daily; others need to protect the integrity of critical information. All must execute important projects with high risks of failure while at the same time helping to improve efficiency and drive growth.

This is why Gartner is crucial to the careers of tens of thousands of IT professionals. Through the combined brainpower of approximately 1,200 research analysts and consultants, we advise executives in 75 countries every day. We work with our clients to research, analyze and interpret the IT industry: its providers, technologies and business processes. We cut through the complexity and deliver the insight that helps our clients make the right decisions quickly and with confidence, enabling them to be successful in this difficult environment. Our services provide tremendous value at a relatively modest cost and are critical regardless of the economic climate.

Capitalizing on Our Growth Opportunities

Our opportunities for growth are vast. Despite our impressive client base, there are still thousands of companies worldwide that do not currently use our services. Moreover, within our existing client enterprises, there are hundreds of thousands of IT professionals who do not currently use Gartner research but would benefit from doing so. We believe we have captured only a small percentage of our potential markets.

During 2007 we continued to execute on the long-term strategy we launched in 2005 to return the company to double-digit revenue and earnings growth. The cornerstones of this strategy are to produce extraordinary research content, deliver innovative and highly differentiated product offerings, enhance our sales capability, provide world-class client service and improve operational effectiveness. The resounding success of this strategy is evident in our 2007 financial results, including total revenue growth of 12%, earnings per share growth of 36% and cash from operations growth of 40%.

Business Unit Review

Each of the three Gartner business units generated revenue growth in 2007. Gartner Research, our largest and most profitable business, grew its revenue by 18%, to $673 million. This is a substantial acceleration in growth versus 2006. Contract value, a key indicator of future revenue and profitability, also increased 18% in 2007 to a record level of $753 million.

Gartner Consulting delivered revenue of $325 million, up 6% over 2006. Our focus on building business with our most profitable accounts is yielding positive results, and we ended the year with a strong backlog and improved productivity metrics. Our three service lines, Core Consulting, Benchmarking and Contract Optimization, enable us to leverage our core competencies in IT research to provide customized insight and services to our clients.

Revenue at Gartner Events grew 7%, to $181 million. We held 78 events in 2007, attracting a total of 44,216 attendees, up 8% from 2006. Our events business is the leading IT conference provider in the world, enabling IT professionals to experience our research, interact with our analysts, meet with technology providers and learn about the latest trends—all in a single forum.

Looking Forward to Continued Success

Looking ahead, we have built a strong foundation for continued growth. The strengths we will leverage to grow our revenue and earnings include:

- Extraordinary research, the foundation for all our businesses
- Innovative and highly differentiated offerings
- Our events business, the world's leading IT conference provider
- Our consulting business, which helps clients drive efficiencies and lower their costs
- World-class sales capability and capacity

We have the strategy, programs and people to continue to capitalize on our tremendous opportunities. We are committed to the continual innovation that is characteristic of a market leader. And we look forward to continuing to deliver value to our clients, associates and shareholders.

On behalf of everyone at Gartner, thank you for your support.

Gene Hall
Chief Executive Officer

Chris Lafond
Chief Financial Officer

The Numbers: Highlights

Segment Revenue 2007 ($ in millions)



Research: $673
(Includes Executive Programs)
Consulting: $325
Events: $181
Other: $10

Research Contract Value 2007 ($ in millions)



$668
Q1
$683
Q2
$705
Q3
$753
Q4
775
750
700
675
650

Comparison of 63-Month Cumulative Total Return
Among Gartner, Inc., the S&P Midcap 400 Index and a Peer Group

This graph compares the cumulative five-year total return to shareholders on Gartner, Inc. common stock relative to the cumulative total returns of the S&P Midcap 400 Index and a customized peer group of two companies—Corporate Executive Board Company and Forrester Research Inc. An investment of $100 (with reinvestment of all dividends) is assumed to have been made on 9/30/2002 in Gartner common stock, in the peer group and in the index. Its relative performance is tracked through 12/31/2007.



$300
$250
$200
$150
$100
$50
$0
9/02
12/03
12/04
12/05
12/06
12/07
Gartner, Inc.
S&P Midcap 400 Index
Peer Group

(In thousands, except per share, employee and research client organization data)	2007	2006	2005	2004
		YEAR ENDED DECEMBER 31,		
STATEMENT OF OPERATIONS DATA				
Total revenues	**1,189,198**	1,060,321	989,004	893,821
Income (loss) from continuing operations	**73,553**	58,192	(2,437)	16,889
Diluted income (loss) per common share from continuing operations	**0.68**	0.50	(0.02)	0.13
Weighted average shares outstanding (diluted)	**108,328**	116,203	112,253	126,326
Common shares outstanding at year-end	**99,032**	104,064	114,335	111,766
CASH FLOW DATA				
Operating cash flows	**148,335**	106,264	27,122	48,201
BALANCE SHEET DATA				
Cash and cash equivalents	**109,945**	67,801	70,282	160,126
Current assets	**557,790**	484,033	462,119	487,845
Total assets	**1,133,210**	1,039,793	1,026,617	861,194
Current liabilities	**876,012**	803,883	642,768	529,198
Total debt	**394,000**	370,000	246,667	190,000
Total liabilities	**1,115,712**	1,013,475	880,029	731,146
Stockholders' equity	**17,498**	26,318	146,588	130,048

		AS OF DECEMBER 31,		
	2007	2006	2005	2004
STATISTICAL DATA				
Research client organizations	**10,189**	9,470	9,315	8,720
Research contract value	**752,533**	640,294	592,636	509,204
Consulting backlog	**121,400**	109,600	119,903	111,779
Employees	**4,006**	3,751	3,622	3,625

Note:

The Statement of Operations data includes META Group results beginning April 1, 2005, the date of acquisition.

Investor Relations

As a Gartner shareholder, you're invited to take advantage of shareholder services or to request more information about Gartner.

Account Questions
Our transfer agent can help you with a variety of shareholder-related services, including:

- Account information
- Transfer instructions
- Change of address
- Lost certificates
- Direct share registration

You can call our transfer agent at:
- +1 800 937 5449
  (toll-free; U.S. shareholders only)
- +1 718 921 8124
  (non-U.S. shareholders)

You can also write our transfer agent and registrar at:
American Stock Transfer & Trust Company
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038
U.S.A.
info@amstock.com

Shareholders of record who receive more than one copy of this annual report can contact our transfer agent and arrange to have their accounts consolidated. Shareholders who own Gartner stock through a brokerage can contact their broker to request consolidation of their accounts.

Contact Information
To contact Gartner Investor Relations, call +1 203 316 6537 or send a fax to +1 203 316 6525. We can be contacted during East Coast business hours to answer investment-oriented questions about Gartner.

In addition, you can write us at:
Gartner Investor Relations
56 Top Gallant Road
P.O. Box 10212
Stamford, CT 06904-2212
U.S.A.

Or send us an e-mail at:
investor.relations@gartner.com.
To get financial information online, visit investor.gartner.com.

Independent Registered Public Accounting Firm

KPMG LLP
345 Park Avenue
New York, NY 10154
U.S.A.

Gartner®

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date:	Thursday, June 5, 2008
Time:	10:00 a.m. local time
Location:	56 Top Gallant Road Stamford, Connecticut 06902
Matters To Be Voted On:	(1) Election of twelve members of our Board of Directors; and (2) Ratification of the selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2008.
Record Date:	April 8, 2008 – You are eligible to vote if you were a stockholder of record on this date.
Voting Methods:	By Internet – go to "***www.proxyvote.com***" and follow instructions By Telephone – call **1-800-690-6903**, 24 hours a day, and follow instructions By Mail – if you received your proxy materials by mail, complete and sign your proxy card and return in enclosed envelope or mail to Gartner, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, N.J. 11717 In Person – attend the Annual Meeting and vote in person
Importance Of Vote:	Submit a proxy as soon as possible to ensure that your shares are represented. If your shares are held in "street name," we urge you to instruct your broker how to vote your shares. Voting promptly will insure that we have a quorum at the meeting and will save us additional proxy solicitation expenses.

By Order of the Board of Directors,

Lewis G. Schwartz
Corporate Secretary

Stamford, Connecticut
April 22, 2008

Gartner.

April 22, 2008

Dear Stockholder:

On behalf of the Board of Directors and Management of Gartner, Inc., I invite you to attend our 2008 Annual Meeting of Stockholders to be held on Thursday, June 5, 2008, at 10 a.m. local time, at our corporate headquarters at 56 Top Gallant Road, Stamford, Connecticut.

Details of the business to be conducted at the meeting are given in the Notice of Annual Meeting of Stockholders and Proxy Statement which follow this letter.

This year, we have elected to adopt the new Securities and Exchange Commission rules that allow companies to furnish proxy materials to their stockholders over the Internet. We believe that this new e-proxy process will expedite stockholders' receipt of proxy materials, as well as lower the costs and reduce the environmental impact of our annual meeting. By providing proxy materials in this manner, we expect to reduce paper usage in connection with our annual meeting by more than 80% over last year. Accordingly, on April 22, 2008, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2007 Annual Report to Stockholders and Proxy Statement online, how to request a paper copy of these materials and how to vote. In addition, by following the additional instructions in the Proxy Statement, stockholders may request proxy materials electronically by email or in printed form by mail on an ongoing basis.

Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares, regardless of the number of shares you hold, by utilizing the voting options available to you as described in the Proxy Statement.

If you have any questions about the meeting, please contact our Investor Relations Department at (203) 316-6537.

We look forward to seeing you at the meeting.

Sincerely,

Eugene A. Hall

Chief Executive Officer

TABLE OF CONTENTS

Gartner®

56 Top Gallant Road
Stamford, Connecticut 06902

PROXY STATEMENT

For the Annual Meeting of Stockholders
to be held on June 5, 2008

GENERAL INFORMATION

THE ANNUAL MEETING AND PROPOSALS

The 2008 Annual Meeting of Stockholders of Gartner, Inc. will be held on June 5, 2008, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. This Proxy Statement and form of proxy, together with our 2007 Annual Report to Stockholders, are being furnished in connection with the solicitation by the Board of Directors of proxies to be used at the meeting and any adjournment of the meeting, and are first being made available to our stockholders on or around April 22, 2008. We will refer to your company in this proxy statement as "we", "us", the "Company" or "Gartner."

The specific proposals to be considered and acted upon at the Annual Meeting, which are described in more detail in this Proxy Statement, are: Proposal One: the election of twelve nominees to our Board of Directors; and Proposal Two: the ratification of the selection of KPMG LLP as our independent auditors for 2008.

INFORMATION CONCERNING PROXY MATERIALS AND THE VOTING OF PROXIES

Why Did You Receive a One-Page Notice Regarding the Internet Availability of Proxy Materials This Year

This year, we have elected to adopt the new Securities and Exchange Commission (SEC) rules that allow companies to furnish proxy materials to their stockholders via the Internet. We believe that this new e-proxy process will expedite stockholders' receipt of proxy materials, as well as lower the costs and reduce the environmental impact of our annual meeting. By providing proxy materials in this manner, we expect to reduce paper usage in connection with our annual meeting by more than 80% over last year. Accordingly, on April 22, 2008, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice"). If you received a Notice, you will not receive a printed copy of the materials unless you request one. The Notice provides instructions on how to access our proxy materials for the 2008 Annual Meeting on a website, how to request a printed set of proxy materials and how to vote your shares. We expect to shortly mail paper copies of our proxy materials to certain shareholders who have already elected this form of delivery.

How Can You Get Electronic Access to Proxy Materials

The Notice provides instructions regarding how to view our proxy materials for the 2008 Annual Meeting online. As explained in greater detail in the Notice, to view the proxy materials and vote, you will need to visit: **www.proxyvote.com** and have available your 12-digit Control number(s) contained on your Notice.

How Can You Request Paper Copies of Proxy Materials

If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. If you want to receive paper copies of the proxy materials, you must request them. There is no charge for requesting a copy. To facilitate timely delivery, please make your request on or before May 16, 2008. To request paper copies, stockholders can either go to **www.proxyvote.com** or call **1-800-579-1639** or send an email to **sendmaterial@proxyvote.com.** Please note that if you request materials by email, send a blank email with your 12-digit Control number(s) (located on the Notice) in the subject line.

How Can You Sign up to Receive Future Proxy Materials Electronically

You have the option to receive all future proxy statements, proxy cards and annual reports electronically via email or the Internet. If you elect this option, the Company will only mail materials to you in the future if you request that we do so. To sign up for electronic delivery, please follow the instructions below under "How You Can Vote" to vote using the Internet and vote your shares. After submitting your vote, follow the prompts to sign up for electronic delivery.

Who Can Vote at the Annual Meeting

Only stockholders of record at the close of business on April 8, 2008 may vote at the Annual Meeting. As of April 8, 2008, there were 95,983,421 shares of our common stock outstanding and eligible to be voted. Treasury shares are not voted.

How You Can Vote

You may vote using one of the following methods:

- **Internet.** You may vote on the Internet up until 11:59 PM Eastern Time the day before the meeting by going to the website for Internet voting on the Notice or your proxy card (**www.proxyvote.com**) and following the instructions on your screen. Have your Notice or proxy card available when you access the web page. If you vote by the Internet, you should not return your proxy card.

- **Telephone.** You may vote by telephone by calling the toll-free telephone number on your proxy card (**1-800-690-6903**), 24 hours a day and up until 11:59 PM Eastern Time on June 4, 2008, and following prerecorded instructions. Have your proxy card available when you call. If you vote by telephone, you should not return your proxy card.

- **Mail.** If you received your proxy materials by mail, you may vote by mail by marking the enclosed proxy card, dating and signing it, and returning it in the postage-paid envelope provided, or to Gartner, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, N.J. 11717.

- **In Person.** You may vote your shares in person by attending the Annual Meeting and submitting your proxy at the meeting.

All shares that have been voted properly by an unrevoked proxy will be voted at the Annual Meeting in accordance with your instructions. If you sign and submit your proxy card, but do not give voting instructions, the shares represented by that proxy will be voted as our Board recommends.

If Your Shares Are Held in "Street Name," How Will Your Broker Vote

If your brokerage firm, bank, broker-dealer or other similar organization is the holder of record of your shares (i.e., your shares are held in "street name"), you will receive voting instructions from the holder of record. You must follow these instructions in order for your shares to be voted. **We urge you to instruct your broker or other nominee how to vote your shares by following those instructions.** The broker is required to vote those shares in accordance with your instructions. If you do not give instructions to the broker, the broker may vote your shares with respect to the election of directors (Proposal 1) and the ratification of the appointment of the Company's independent public accounting firm (Proposal 2).

How to Revoke Your Proxy or Change Your Vote

A later vote by any means will cancel an earlier vote. You can revoke your proxy or change your vote before your proxy is voted at the Annual Meeting by:

- giving written notice of revocation to: Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, Connecticut 06904-2212; or

- submitting another timely proxy by the Internet, telephone or mail; or

- attending the Annual Meeting and voting in person. If your shares are held in the name of a bank, broker or other holder of record, to vote at the Annual Meeting you must obtain a proxy executed in your favor from the holder of record and bring it to the Annual Meeting in order to vote. Attendance at the Annual Meeting will not, by itself, revoke your prior proxy.

How Many Votes You Have

Each stockholder has one vote for each share of our common stock that he or she owned on the Record Date for all matters being voted on.

Quorum

A quorum is constituted by the presence, in person or by proxy, of holders of our common stock representing a majority of the number of shares of common stock entitled to vote. Abstentions and broker non-votes will be considered present to determine the presence of a quorum.

Votes Required

Election of Directors. The twelve nominees for director receiving the highest vote totals will be elected. Abstentions and broker non-votes will have no effect on the election of directors. (See "Proposal One: Election of Directors" on page four.).

Ratification of Selection of Independent Auditors. To pass, this proposal will require the affirmative vote of the holders of a majority of the total number of shares of common stock present in person or represented by proxy and entitled to vote at the Annual Meeting. Abstentions will have the effect of a negative vote with respect to this proposal and broker non-votes will have the effect of votes not cast with respect to this proposal. (See "Proposal Two: Ratification of Selection of Independent Auditors" on page 35.).

If any other matters are brought properly before the Annual Meeting, the persons named as proxies in the enclosed proxy card will have the discretion to vote on those matters for you. As of the date of this Proxy Statement, we were unaware of any other matter to be raised at the Annual Meeting.

What are the Recommendations of the Board

The Board of Directors recommends that you vote **FOR** the election of the twelve nominees to our Board of Directors and **FOR** the ratification of the selection of KPMG LLP as our independent auditor for fiscal 2008.

Who Can Answer Your Questions

If you have questions about this Proxy Statement or the Annual Meeting, please call our Investor Relations Department at (203) 316-6537.

PROPOSAL ONE: ELECTION OF DIRECTORS

GENERAL INFORMATION ABOUT OUR BOARD OF DIRECTORS

Our Board currently has twelve directors who serve for annual terms.

NOMINEES

All of the nominees listed below are incumbent directors and have agreed to serve another term. If any nominee is unable or declines unexpectedly to stand for election as a director at the Annual Meeting, proxies will be voted for a nominee designated by the present Board to fill the vacancy. Each person elected as a director will continue to be a director until the 2009 Annual Meeting or until a successor has been elected.

RECOMMENDATION OF OUR BOARD

Our Board recommends that you vote "FOR" the following nominees:

Michael J. Bingle	Eugene A. Hall
Richard J. Bressler	Max D. Hopper
Karen E. Dykstra	John R. Joyce
Russell P. Fradin	Stephen G. Pagliuca
Anne Sutherland Fuchs	James C. Smith
William O. Grabe	Jeffrey W. Ubben

None of our directors or executive officers is related to another director or executive officer by blood, marriage or adoption. Our CEO, Eugene A. Hall, has an employment agreement with the Company that obligates the Company to include him on the slate of nominees to be elected to our Board during the term of the agreement. See "Executive Compensation — Employment Agreements with Executive Officers." Messrs. Bingle and Joyce serve as directors pursuant to an agreement we entered into with Silver Lake Partners, L.P. and its affiliates ("Silver Lake") in April 2000. There are no other arrangements between any director or nominee and any other person pursuant to which the director or nominee was selected.

INFORMATION ABOUT DIRECTOR NOMINEES

Michael J. Bingle, 36, has been a director since October 2004. Mr. Bingle is a Managing Director of Silver Lake, a private equity firm that he joined in January 2000. From 1996 to 2000, Mr. Bingle was a principal with Apollo Management, L.P., a private investment partnership. From 1994 to 1996, Mr. Bingle was an investment banker at Goldman, Sachs & Co., an investment banking firm. Mr. Bingle was nominated to the Board pursuant to our agreement with Silver Lake, which, together with its affiliates, owns 13.8% of our common stock.

Richard J. Bressler, 50, has been a director since February 2006. Mr. Bressler is a Managing Director of Thomas H. Lee Partners, L.P., a private equity firm that he joined in January 2006. From May 2001 through 2005, Mr. Bressler was Senior Executive Vice President and Chief Financial Officer of Viacom Inc. Prior to joining Viacom, Mr. Bressler was Executive Vice President of AOL Time Warner Inc. and Chief Executive Officer of AOL Time Warner Investments. Prior to that, Mr. Bressler served in various capacities with Time Warner Inc., including as Chairman and Chief Executive of Time Warner Digital Media. He also served as Executive Vice President and Chief Financial Officer of Time Warner Inc. from March 1995 to June 1999. Before joining Time Inc. in 1988, Mr. Bressler was a partner with the accounting firm of Ernst & Young. Mr. Bressler is a director of Warner Music Group Corp. and a director of American Media Operations, Inc.

Karen E. Dykstra, 49, has been a director since July 2007. Ms. Dykstra has been a partner of Plainfield Asset Management LLC, a registered investment advisor located in Greenwich, Connecticut, since January 2007, and Chief Operating Officer and Chief Financial Officer of Plainfield Direct Inc., a registered investment company also located in Greenwich, Connecticut (a direct lending and investment business of Plainfield Asset Management LLC), since May 2006. Prior thereto, she spent many years with Automatic Data Processing, Inc., located in Roseland, New Jersey, most recently as Chief Financial Officer from January 2003 to May 2006, Vice President – Finance from July 2001 to January 2003 and Corporate Controller from October 1998 to July 2001. Ms. Dykstra is also a director of Crane Co. and various private companies.

Russell P. Fradin, 52, has been a director since June 2007. Since September 2006, he has been chairman, chief executive officer and a director of Hewitt Associates, Inc., a provider of HR business process outsourcing and related consulting services. From February 2004 until joining Hewitt, he was president and chief executive officer of Bisys Group, Inc., a provider of outsourcing solutions to investment firms, insurance companies and banks. From 1996 until 2003, Mr. Fradin held various senior positions at Automatic Data Processing, Inc., most recently as president of its Global Employer Services Group. Prior thereto, he spent 18 years at McKinsey & Company, serving most recently as Director.

Anne Sutherland Fuchs, 61, has been a director since July 1999. On January 1, 2003, Ms. Fuchs became a consultant to private equity firms. Prior thereto Ms. Fuchs was employed by LVMH Moët Hennessy Louis Vuitton, a global luxury products conglomerate, where she served as Executive Vice President of LVMH from March to December 2002 and as the global chief executive at Phillips de Pury & Luxembourg, LVMH's auction house subsidiary, from July 2001 to February 2002. From 1994 to 2001, Ms. Fuchs worked for Hearst Magazines, where she was most recently the Senior Vice President and Group Publishing Director. Prior to joining Hearst, Ms. Fuchs held executive and publisher positions with a number of companies. Ms. Fuchs is a director of Pitney Bowes Inc. and Chair of the Commission on Women's Issues for New York City.

William O. Grabe, 70, has been a director since April 1993. Mr. Grabe is a Managing Director of General Atlantic LLC, a global private equity firm, and also serves as an officer and director of several General Atlantic affiliates. Prior to joining General Atlantic in 1992, Mr. Grabe was a Vice President and Corporate Officer of IBM Corporation. Mr. Grabe is presently a director of Compuware Corporation, Infotech Enterprises Limited, Lenovo Group Limited and Patni Computer Systems Ltd. and various private companies.

Eugene A. Hall, 51, has been our Chief Executive Officer and a director since August 2004. Prior to joining Gartner, Mr. Hall was a senior executive at Automatic Data Processing, Inc., a Fortune 500 global technology and service company, serving most recently as President, Employers Services Major Accounts Division, a provider of human resources and payroll services. Prior to joining ADP in 1998, Mr. Hall spent 16 years at McKinsey & Company, most recently as Director.

Max D. Hopper, 73, has been a director since January 1994. He is President of Max D. Hopper Associates, Inc., a consulting firm specializing in creating benefits from the strategic use of advanced information systems that he founded in 1995. He is the retired chairman of the SABRE Technology Group and served as Senior Vice President for American Airlines, both units of AMR Corporation. Mr. Hopper is a director of Perficient, Inc.

John R. Joyce, 54, has been a director since July 2005. Mr. Joyce is a Managing Director of Silver Lake, a private equity firm that he joined in July 2005. Prior to joining Silver Lake, Mr. Joyce spent 30 years with IBM, serving most recently as Senior Vice President and Group Executive of the IBM Global Services (IGS) division, the world's largest information technology services and consulting provider. From 1999 to 2004, Mr. Joyce was Chief Financial Officer of IBM. Prior to that, Mr. Joyce served in a variety of roles, including President, IBM Asia Pacific and vice president and controller for IBM's global operations. Mr. Joyce is a member of the Bertelsmann AG Supervisory Board. Mr. Joyce was nominated to the Board pursuant to our agreement with Silver Lake, which, together with its affiliates, owns 13.8% of our common stock.

Stephen G. Pagliuca, 53, has been a director since July 1990. Mr. Pagliuca is a Managing Director of Bain Capital Partners, LLC and is also a Managing Partner and an owner of the Boston Celtics basketball franchise. Mr. Pagliuca joined Bain & Company in 1982, and founded Information Partners private equity fund for Bain Capital in 1989. Prior to joining Bain, Mr. Pagliuca worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Mr. Pagliuca is a director of Burger King Holdings, Inc., Warner Chilcott Corporation and various private companies.

James C. Smith, 67, has been a director since October 2002 and Chairman of the Board since August 2004. Until its sale in 2004, Mr. Smith was Chairman of the Board of First Health Group Corp., a national health benefits company. Prior to that, Mr. Smith was the Chief Executive Officer of First Health from January 1984 through January 2002 and President of First Health from January 1984 to January 2001. Mr. Smith is a director of Reliant Pharmaceuticals, Inc. and various private companies.

Jeffrey W. Ubben, 46, has been a director since June 2004. Mr. Ubben is a co-founder and Managing Partner of ValueAct Capital, a private equity firm, which, together with its affiliates, owns 21.7% of our common stock. From 1995 to 2000, Mr. Ubben was a Managing Partner at Blum Capital Partners, an investment firm. Prior to his tenure at Blum Capital Partners, he spent eight years at Fidelity Management and Research, serving both as a research analyst and fund manager. Mr. Ubben is a director of Acxiom Corp. and Misys PLC.

COMPENSATION OF DIRECTORS

Directors who are also employees, and directors who we are obligated to appoint to the Board because of a contractual relationship between that entity and us (i.e., Silver Lake), receive no fees for their services as directors. All other directors receive the following compensation for their services:

Annual Fee:	$50,000 per director and an additional $60,000 for our non-executive chairman of the board, payable in four equal quarterly installments, on the first business day of each quarter. These amounts are paid quarterly, in arrears, in common stock equivalents (CSEs) granted under the Company's 2003 Long-Term Incentive Plan ("2003 LTIP"), except that a director may elect to receive up to 50% in cash. The CSEs convert into common stock on the date the director's continuous status as a director terminates, or as otherwise provided in the 2003 LTIP. The number of CSEs awarded is determined by dividing the aggregate director fees owed on the first business day following the close of the quarter by the closing price of the Company's common stock on that date.
Annual Committee Chair Fee:	$5,000 for the chair of each of our Compensation and Governance Committees. $10,000 for the chair of our Audit Committee. Amounts are payable in the same manner as the Annual Fee.
Annual Committee Member Fee:	$5,000 for each of our Compensation and Governance Committee members and $10,000 for each Audit Committee member. Committee chairs receive both a committee chair fee a committee member fee. Amounts are payable in the same manner as the Annual Fee.
Annual Equity Grant:	$70,000 of restricted stock, awarded annually on the date of the Annual Meeting of Stockholders. The restrictions lapse one year after grant.
Attendance Fee for Board Meetings:	None; however, we do reimburse directors for their expenses to attend meetings.

DIRECTOR COMPENSATION TABLE

This table sets forth compensation (in dollars) earned or paid in cash, and the value of equity awards made, to our non-management directors on account of services rendered as a director in 2007. Pursuant to our agreement with Silver Lake, Messrs. Bingle and Joyce do not receive any compensation for serving as directors.

Name	Fees Earned Or Paid in Cash (1)	Stock Awards (2)	Total (3)
Richard J. Bressler	70,000	70,000	140,000
Karen E. Dykstra	26,209	60,638	86,847
Russell P. Fradin	31,429	70,000	101,429
Anne Sutherland Fuchs	62,858	70,000	132,858
William O. Grabe	60,000	70,000	130,000
Max D. Hopper	60,000	70,000	130,000
Steven G. Pagliuca	50,000	133,910	183,910
James C. Smith	120,000	70,000	190,000
Jeffrey W. Ubben	55,000	70,000	125,000

(1) Includes amounts earned in 2007 and paid in cash and/or common stock equivalents (CSEs) on account of (i) a $50,000 annual director fee; (ii) an additional $60,000 fee for the chairman of the board (James C. Smith), (iii) a $5,000 annual fee for each committee membership ($10,000 for audit); and (iv) an additional $5,000 fee for service as a committee chairman ($10,000 for audit). Amounts for new directors are pro rated from the date they joined the board.

(2) Represents the dollar amount recognized for 2007 financial statement reporting purposes under SFAS 123(R) for an annual equity grant consisting of restricted stock units (RSUs) that vest one year from the award date, which was June 5, 2007, the date of the 2007 Annual Meeting of Stockholders (except for Ms. Dykstra whose award

was made on, and pro rated from, July 25, 2007, the date she joined the board). The number of RSUs awarded was calculated by dividing $70,000 by the closing price of Gartner common stock on the award date. These amounts reflect the Company's aggregate accounting expense for 2007, and do not correspond to the actual value that will be recognized by the directors. Also includes the SFAS 123(R) expense amount for a special RSU award made to Mr. Pagliuca in November, 2007.

(3) The following directors had common stock equivalents (CSEs) at January 2, 2008 (the date of the last payment on account of 2007 directors' fees) representing accrued directors' fees paid in CSEs: Mr. Bressler: 3,388; Ms. Dykstra: 659; Mr. Fradin: 1,506; Ms. Fuchs: 24,569; Mr. Grabe: 36,337; Mr. Hopper: 25,208; Mr. Pagliuca: 36,780; and Mr. Ubben: 13,008. As noted above, directors' fees are paid in CSEs unless a director elects to receive up to 50% of the fees in cash, and CSEs are settled in shares of common stock when the director ceases serving as such, or as otherwise permitted in the 2003 LTIP. Acceleration of release is permitted under certain circumstances. See "Compensation of Directors" above. The following non-management directors had outstanding option awards at December 31, 2007: Ms. Fuchs: 21,000; Mr. Grabe: 21,000; Mr. Hopper: 21,000; Mr. Pagliuca: 21,000; Mr. Smith: 2,333; and Mr. Ubben: 22,000. Additional detailed information about beneficial ownership of our common stock by our directors (including our CEO, Eugene A. Hall, who is also a director) is contained under "Security Ownership of Certain Beneficial Owners and Management" on page 32.

CORPORATE GOVERNANCE

DIRECTOR INDEPENDENCE

Our Board Principles and Practices are available at *www.investor.gartner.com* under the "Corporate Governance" link and are periodically reviewed and revised as necessary by our Governance Committee and Board, most recently in October 2007. They require that our Board be comprised of a majority of directors who meet the criteria for independence *from management* set forth by the New York Stock Exchange ("NYSE") in its corporate governance standards, as well as by the Securities and Exchange Commission ("SEC") where applicable. Our committee charters likewise require that our standing Audit, Compensation and Governance/Nominating Committees be comprised only of independent directors. Additionally, the Audit Committee members must be independent under Section 10A-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the Compensation Committee members must be independent under Rule 16b-3 promulgated under the 1934 Act and qualify as an outside director under regulations promulgated under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code").

Utilizing all of these criteria, as well as all relevant facts and circumstances, the Board annually assesses the independence *from management* of all non-management directors and committee members by reviewing the commercial, financial, familial, employment and other relationships between each non-management director and the Company, its auditors and other companies that do business with Gartner. Any director who changes his or her primary employment must tender a resignation from the Board in order to enable the Governance Committee to determine whether the change in employment creates an actual or potential conflict of interest, lack of independence or other issues that render the director's continued service undesirable, thereby allowing the Board to avoid removal procedures.

In 2007, after analysis and recommendation by the Governance Committee, the Board determined that all of our non-management directors (i.e., Michael Bingle, Richard Bressler, Karen Dykstra, Russell Fradin, Anne Sutherland Fuchs, William Grabe, Max Hopper, John Joyce, Stephen Pagliuca, James Smith and Jeffrey Ubben) are independent under the NYSE standards; that our Audit Committee members (Ms. Dykstra and Messrs. Bressler, Hopper and Smith) are also independent under Section 10A-3; and that our Compensation Committee members (Ms. Fuchs and Messrs. Joyce and Ubben) are independent under SEC Rule 16b-3 and qualify as outside directors under Section 162(m) regulations.

Silver Lake and ValueAct. At the present time, pursuant to its agreement with the Company, Silver Lake, together with its affiliates, the holders of 13.8% of our common stock, is entitled to designate two members of our Board — Messrs. Bingle and Joyce. In addition, Mr. Jeffrey Ubben, a director, is affiliated with ValueAct Capital, which, together with its affiliates, holds 21.7% of our common stock ("ValueAct"). ValueAct does not have a contractual right to designate a director. The Governance Committee and the Board specifically addressed the stock ownership by Silver Lake and ValueAct, and the affiliations of Messrs. Bingle and Joyce with Silver Lake, and Mr. Ubben with ValueAct, and concluded that the fact of this ownership in and of itself did not impair the independence from management of Messrs. Bingle, Joyce or Ubben.

BOARD AND COMMITTEE MEETINGS AND ANNUAL MEETING ATTENDANCE

Our Board held four meetings during 2007. During 2007, all of our directors attended at least 75% of the aggregate of all Board and committee meetings held (during the periods in which such director served as a director and/or committee member.) At each Board and committee meeting, the non-management directors met in executive session. James C. Smith, our non-executive Chairman of the Board, presided over these executive sessions at the Board meetings, and each committee chairperson presided over these executive sessions at their respective committee meetings. Directors are welcome, but not required, to attend the Annual Meeting of Stockholders. In 2007, only Mr. Hall attended the Annual Meeting of Stockholders.

COMMITTEES GENERALLY AND CHARTERS

As noted above, our Board has three standing committees: Audit, Compensation and Governance/Nominating and all committee members have been determined by our Board to be independent under applicable standards. Our Board of Directors has approved a written charter for each committee which is reviewed annually and revised as appropriate. A current copy of each charter is available at *www.investor.gartner.com* under the "Corporate Governance" link. See "Available Information" on page 37.

GOVERNANCE/NOMINATING COMMITTEE

Our Governance/Nominating Committee (the "Governance Committee") presently consists of Ms. Fuchs and Messrs. Bingle, Fradin and Grabe (Chairperson) and held four meetings during 2007. Our Governance Committee considers such matters as: the size, composition and organization of our Board; the independence of directors; our corporate governance policies, including periodically reviewing and updating our Board Principles and Practices; the criteria for membership as a director and the selection of individuals for election to the Board; evaluations of director independence; recommendations of assignments to Board committees; recommendations concerning the form and amount of director compensation; oversight of the performance evaluation of our Chief Executive Officer; oversight of management succession planning; and oversight of annual performance evaluations of our Board and its committees.

Candidates for Board nomination are brought to the attention of the Governance Committee by current Board members, management, stockholders or other persons. We utilize Spencer Stuart & Associates to assist in identifying and/or evaluating potential candidates as needed. Potential new candidates are evaluated at regular or special meetings of the Governance Committee, and then considered by the entire Board. The Governance Committee charter specifies that the committee will consider and evaluate individuals who are nominated by stockholders for election to the Board. Stockholders wishing to recommend director candidates for consideration by the committee may do so by writing to the Chairman of the Governance/Nominating Committee, c/o Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212, and indicating the recommended candidate's name, biographical data, professional experience and any other qualifications. While the Governance Committee has not specified minimum qualifications for candidates it recommends, it will consider the qualifications, skills, expertise, qualities, diversity, age, availability and experience of all candidates that are presented to it for consideration, with the overriding objective being to select candidates best able to carry out the Board's responsibilities and/or to complement the current talent and experience represented on the Board. Each nominee for election at the 2008 Annual Meeting of Stockholders was recommended for nomination by the Governance Committee, and nominated by the full Board for election. Additionally, each nominee is an incumbent director. As noted above, Silver Lake has the contractual right to designate two directors to our Board.

AUDIT COMMITTEE

Gartner has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the 1934 Act. Our Audit Committee presently consists of Ms. Dykstra and Messrs. Bressler (Chairperson), Hopper and Smith. Our Board has determined that both Ms. Dykstra and Mr. Bressler qualify as Audit Committee Financial Experts, as defined by the rules of the SEC, and have the requisite accounting or related financial management expertise required by the NYSE corporate governance listing standards, and that all members are financially literate as required by the NYSE corporate governance listing standards. During 2007, the Audit Committee held five meetings.

Our Audit Committee serves as an independent body to assist in Board oversight of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence and (iv) the Company's internal audit function and the independent auditors. Additionally, the Committee prepares the Audit Committee Report as required by the SEC and included in this Proxy Statement below, retains the Company's independent auditors (subject to stockholder ratification), approves fees for audit and non-audit services, and provides an open avenue of communication among the independent auditors, the internal auditor function, management and the Board.

The Audit Committee is directly responsible for the appointment, compensation and oversight of the independent auditors, approving the engagement letter describing the scope of the audit, and resolving disagreements between management and the auditors regarding financial reporting for the purpose of issuing an audit report in connection with our financial statements. The independent auditors report directly to the Audit Committee. By meeting with independent auditors and internal auditors, and operating and financial management personnel, the Audit Committee oversees matters relating to accounting standards, policies and practices, changes to these standards, polices and practices and the effects of any changes on our financial statements, financial reporting practices and the quality and adequacy of internal controls. Additionally our internal audit function reports to the General Counsel but has direct access to the Audit Committee. After each Audit Committee meeting, the Committee meets separately with the independent auditors and separately with the internal auditors, without management present.

The Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. A toll-free phone number that is managed by a third party is available for confidential and anonymous submission of concerns. All submissions are reported to the General Counsel and, in turn, to the Chairman of the Audit Committee. The Audit Committee has the power and funding to retain independent counsel and other advisors as it deems necessary to carry out its duties.

COMPENSATION COMMITTEE

Our Compensation Committee presently consists of Ms. Fuchs (Chairperson) and Messrs. Joyce and Ubben. Our Board has determined that each member of the Compensation Committee qualifies as a non-employee director under SEC Rule 16b-3 and as an outside director under regulations issued under Section 162(m). During 2007, the Compensation Committee held six meetings. The Compensation Committee has responsibility for administering and approving all elements of compensation for the Chief Executive Officer and other executive officers. It also approves, by direct action or through delegation, all equity awards, grants, and related actions under the provisions of our 2003 Long-Term Incentive Plan (the "2003 LTIP"), and administers the 2003 LTIP. Consistent with the terms of the 2003 LTIP, the Committee makes an annual delegation of authority to the CEO to make equity awards to certain individuals not to exceed $100,000 in value or $1,000,000 in aggregate value in a calendar year. This delegation does not permit any award to an employee subject to Section 16 of the 1934 Act (i.e., all executive officers) or any award which would jeopardize the 2003 LTIP's qualifications under Section 162(m) or SEC Rule 16b-3. The purpose of this delegation is to grant flexibility to the CEO in new hire, retention and promotion situations involving key personnel other than executive officers.

The Compensation Committee is responsible for evaluating CEO performance (with the input and oversight of the Governance Committee and Chairman of the Board), establishing CEO compensation with input from the full Board, approving annual salary increases for executive officers, approving the final terms of the annual equity awards for executive officers and other employees, approving the annual bonus program for executive officers and approving company-wide annual salary increases, bonus programs and equity awards. In setting CEO compensation and compensation for other executive officers, the Committee will consider the results of performance evaluations, benchmarking, the advice of our outside compensation consultant, published survey data and input from the CEO and human resources department. The CEO is responsible for reviewing the performance of all other executive officers, all of whom report directly to him, and recommending the annual salary increase, bonus program and equity award for these executive officers to the Committee for its approval. Please refer to the Compensation Discussion and Analysis on page 13 for a more detailed discussion of executive compensation. The Compensation Committee is also responsible for approving the form and amount of director compensation.

In December 2007, we retained Mercer (US) Inc. as our outside compensation consultant. Prior thereto, Frederic W. Cook & Co., Inc. served as our outside consultant. Our compensation consultant is retained by the Company on an annual basis to provide guidance to the Compensation Committee and to management in connection with the Company's compensation programs and equity plans. While the compensation consultant maintains a working relationship with management, it has direct reporting responsibility to the Chairman of the Compensation Committee.

The Committee reviews and approves management's Compensation Discussion and Analysis contained on page 13 of this Proxy Statement, recommends its inclusion in this Proxy Statement (and Annual Report on Form

10-K for 2007) and issues the related report to stockholders as required by the SEC (see "Compensation Committee Report" on page 19).

Compensation Committee Interlocks and Insider Participation. During 2007, no member of the Compensation Committee served as an officer or employee of the Company, was formerly an officer of the Company or had any relationship with the Company required to be disclosed under "Transactions With Related Persons." Additionally, during 2007, no executive officer of the Company: (i) served as a member of the compensation committee (or full board in the absence of such a committee) or as a director of another entity, one of whose executive officers served on our Compensation Committee; or (ii) served as a member of the compensation committee (or full board in the absence of such a committee) of another entity, one of whose executive officers served on our Board.

DIRECTOR STOCK OWNERSHIP GUIDELINES

The Board believes directors should have a financial interest in the Company. Accordingly, each director is required to own at least 10,000 shares of our common stock. New directors also have three years from election or appointment to comply with the policy as follows: 25% within one year of election or appointment; 50% within two years of election or appointment; and 100% within three years of election or appointment. All of our directors are in compliance with these guidelines.

CODE OF ETHICS

Gartner has adopted a CEO & CFO Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers, a Code of Business Conduct, which applies to all Gartner officers, directors and employees, and Principles of Ethical Conduct which applies to all employees. All of these codes are available at *www.investor.gartner.com* under "Corporate Governance." At least annually, each director and each member of senior management must affirm his or her compliance with the Code of Business Conduct. See "Available Information" on page 37.

EXECUTIVE OFFICERS

GENERAL INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following individuals were serving as our executive officers on April 1, 2008:

Name	Age	Title
Eugene A. Hall	51	Chief Executive Officer and Director
Alister L. Christopher	47	Senior Vice President, Worldwide Events
Donna A. Collins	48	Senior Vice President, Client Services
Kendall B. Davis	39	Senior Vice President, High Tech & Telecom Programs
Darko Hrelic	51	Senior Vice President and Chief Information Officer
Robin B. Kranich	37	Senior Vice President, End User Programs
Dale Kutnick	58	Senior Vice President, Executive Programs
ChristopherJ. Lafond	42	Executive Vice President and Chief Financial Officer
Timothy T.M.F. Noble	41	Senior Vice President, Worldwide Sales
Michele E. Riess	47	Senior Vice President, Human Resources
Lewis G. Schwartz	57	Senior Vice President, General Counsel & Corporate Secretary
Peter Sondergaard	43	Senior Vice President, Research
Per Anders Waern	46	Senior Vice President, Gartner Consulting

Eugene A. Hall has been our Chief Executive Officer and a director since August 2004. Prior to joining Gartner, Mr. Hall was a senior executive at Automatic Data Processing, Inc., a Fortune 500 global technology and services company, serving most recently as President, Employers Services Major Accounts Division, a provider of human resources and payroll services. Prior to joining ADP in 1998, Mr. Hall spent 16 years at McKinsey & Company, most recently as Director.

Alister L. Christopher has been our Senior Vice President, Worldwide Events since June 2003. During his 11 years at Gartner, Mr. Christopher has served in a variety of roles, including Sales Executive; Director, Sales Operations in EMEA; Vice President of EMEA Inside Sales; Group Vice President, North American Inside Sales; and Group Vice President, EMEA Sales. Prior to joining Gartner in August 1996, Mr. Christopher spent 10 years in the IT industry.

Donna A. Collins has been our Senior Vice President, Client Services since August 2006. Prior to joining Gartner, Ms. Collins spent 20 years at Automatic Data Processing, Inc., serving most recently as Senior Vice President of service in ADP's Small Business Services Division, prior thereto, as Division Vice President of business engineering solutions for ADP's Major Accounts Division, and prior thereto as Vice President and General Manager of ADP's Chesapeake office. Ms. Collins is a certified public accountant.

Kendall B. Davis has been our Senior Vice President, High Tech & Telecom Programs since August 2006. Prior to that, he served as Senior Vice President, Strategy, Marketing and Business Development. Prior to joining Gartner in September 2005, Mr. Davis spent ten years at McKinsey & Company, where he was a partner assisting clients in the IT industry.

Darko Hrelic has been our Senior Vice President and Chief Information Officer since January 2007. Prior to joining Gartner, he spent five years at Automatic Data Processing, Inc., most recently as Vice President and Chief Technology Officer in ADP's Employers Services Division. Prior to joining ADP, Mr. Hrelic spent over 21 years at IBM, principally at the TJ Watson Research Center.

Robin B. Kranich has been our Senior Vice President, End User Programs since August 2006. From November 2004 until August 2006, she served as Senior Vice President, Research Operations and Business Development. During her more than 12 years at Gartner, Ms. Kranich has held various roles, including Senior Vice President and General Manager of Gartner EXP, Vice President and Chief of Staff to Gartner's president and various sales and sales management roles. Prior to joining Gartner in September 1994, Ms. Kranich was part of the Technology Advancement Group at Marriott International.

Dale Kutnick has been our Senior Vice President, Executive Programs since February 2007. Prior to that, he served as Senior Vice President and Director of Research. Prior to joining Gartner in April 2005, Mr. Kutnick was the co-founder, Chairman of the Board and Research Director of Meta Group, Inc. Mr. Kutnick spent 14 years at Meta, from its inception in January 1989 to January 2003. Prior to co-founding Meta, Mr. Kutnick was Executive Vice President, Research at Gartner, and Executive Vice President of Gartner Securities.

Christopher J. Lafond has been our Executive Vice President and Chief Financial Officer since October 2003. From January 2002 to October 2003, Mr. Lafond served as Chief Financial Officer for Gartner's North America and Latin America operations. From July 2000 to December 2001, Mr. Lafond was Group Vice President and North American Controller. Mr. Lafond joined us in March 1995 and has held several finance positions, including Director of Finance, Vice President of Finance and Assistant Controller. Prior to joining Gartner, Mr. Lafond was Senior Financial Planner at International Business Machines Corporation and an Analyst in fixed-income asset management at J.P. Morgan Investment Management.

Timothy T.M.F. Noble has been our Senior Vice President, Worldwide Sales since January 2006. From August 2003 to January 2006, Mr. Noble was Group Vice President, EMEA Sales for Gartner UK. From October 2001 to August 2003, Mr. Noble was our Group Vice President, Inside Sales. From October 2000 when he joined Gartner, to October 2001, he was Regional Vice President, Sales for Gartner UK.

Michele E. Riess has been our Senior Vice President, Human Resources, since February 2006. Prior to joining Gartner, Ms. Riess spent 11 years at Automatic Data Processing, Inc., most recently as Vice President — HR Shared Services. Prior to joining ADP, Ms. Riess held various HR roles at Home Insurance Company.

Lewis G. Schwartz has been our Senior Vice President, General Counsel and Corporate Secretary since January 2001. Prior to joining Gartner, Mr. Schwartz was a partner with the law firm of Shipman & Goodwin LLP, serving on the firm's management committee. Before joining Shipman & Goodwin, Mr. Schwartz was a partner with Schatz & Schatz, Ribicoff & Kotkin, an associate in New York City at Skadden, Arps, Slate, Meagher & Flom, and an assistant district attorney in New York County (Manhattan).

Peter Sondergaard has been our Senior Vice President, Research since August 2004. During his 17 years at Gartner, Mr. Sondergaard has held various roles, including Head of Research for the Technology & Services

Sector, Hardware & Systems Sector Vice President and General Manager for Gartner Research EMEA. Prior to joining Gartner, Mr. Sondergaard was research director at International Data Corporation in Europe.

Per Anders Waern has been our Senior Vice President, Gartner Consulting since January 2008. Since joining Gartner in 1998, Mr. Waern has held senior consulting roles principally in EMEA, and served most recently as head of Gartner's global core consulting team since November 2006. Prior to joining Gartner, Mr. Waern led corporate IT strategy at Vattenfall in Sweden.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Set forth below is a discussion of compensation awarded to, earned by, or paid to, the Company's executive officers, including our named executive officers (that is, our CEO, Eugene A. Hall, our CFO, Christopher J. Lafond, and our three most highly compensated executive officers other than the CEO and CFO, Robert C. Patton, former President of Gartner Consulting (who left the Company in February 2008 to pursue another opportunity), Lewis G. Schwartz, our SVP, General Counsel and Corporate Secretary and Peter Sondergaard, our SVP, Research), in 2007. This discussion explains all principal elements of the Company's compensation of these officers, including (i) the objectives of the Company's compensation policies; (ii) what the compensation program is designed to reward; (iii) each element of compensation; (iv) why the Company chooses to pay each element; (v) how the Company determines the amount (and, where applicable, the formula) for each element to pay; and (vi) how each compensation element and the Company's decisions regarding that element fit into the Company's overall compensation objectives and affect decisions regarding other elements.

The Objectives of the Company's Compensation Policies

The objectives of our compensation policies are two-fold:

- to attract, motivate and retain highly talented, creative and entrepreneurial individuals by paying market-based compensation; and

- to motivate our executives to maximize the performance of our Company through pay-for-performance compensation components based on the achievement of aggressive, but attainable, corporate performance targets that are established at the beginning of each year and are not adjusted.

What the Compensation Program is Designed to Reward

Our guiding philosophy is that the more executive compensation is linked to corporate performance, the better Gartner performs, and the higher the officer's compensation should be. In addition, we believe that the design of the total compensation package must be competitive with the marketplace from which we hire our executive talent in order to achieve our objectives and attract and retain individuals who are critical to our long-term success. Our compensation program for executive officers is designed to compensate individuals for the achievement of *corporate* performance objectives. We believe this type of compensation encourages outstanding team performance (not simply individual performance) which builds stockholder value.

Both our short-term and long-term incentive compensation is earned by executives only upon the achievement by the Company of certain measurable performance objectives that are deemed by the Compensation Committee and management to be critical to the Company's long-term success. For 2007, these objectives were set at a base level that was above the prior year's measure, and the amount of compensation that could be earned increased as Company performance increased. Finally, we believe that the proportion of an executive's compensation attributable to corporate performance objectives should increase as the individual's business responsibilities increase.

Each Element of Compensation and Why the Company Chooses to Pay Each Element

Principal Compensation Elements. To achieve the objectives noted above, we have designed executive compensation to consist of three principal elements:

- base salary,
- short-term incentives (cash bonuses) and
- long-term incentives (equity awards under our 2003 Long-Term Incentive Plan).

We pay competitive salaries to attract and retain the executive talent necessary to develop and implement our corporate strategy and business plan. We pay short-term and long-term incentive compensation to reward our executives for outstanding performance, to motivate our executives to continue to deliver outstanding performance and to make them stakeholders in the success of our Company by aligning their interests with those of our stockholders.

Additional Compensation Elements. In order to further achieve our first objective of providing a competitive compensation package with great retention value, we provide various other benefits to our executive officers that we believe are typically available to, and expected by, persons in their senior business roles. Each of our executive officers is covered by Gartner's Executive Benefits Program (the "Program") which provides for 35 days paid time off (PTO) annually, an annual executive health examination, enhanced severance and change in control benefits and a lump sum payment of $15,000 per year (grossed up so as to be tax neutral to the executive) from which the executive can choose to purchase the perquisites of his or her choice. Mr. Hall's severance and change in control benefits are governed by his employment agreement with the Company, which is discussed in detail on page 23 under "Employment Agreements With Executive Officers — Mr. Hall." The severance and change in control benefits provided by the Program to the other named executive officers are discussed in detail on page 25 under "Employment Agreements with Executive Officers — Other Executive Officers." In addition to the Program, we provide a basic perquisites program, including various executive disability, medical and life insurance benefits, and relocation services. Each of the named executive officers participates, to varying degrees, in the Program and other perquisites. For more information concerning perquisites, see Other Compensation Table and accompanying footnotes on page 21.

We also maintain a non-qualified deferred compensation plan for our highly compensated employees, including our executive officers, to assist eligible participants with retirement and tax planning by allowing them to defer compensation in excess of amounts permitted to be deferred under our 401(k) plan. This plan allows eligible participants to defer up to 50% of base salary and/or 100% of bonus to a future period. In addition, as a further inducement to participation in this plan, the Company matches the participant's contribution, subject to certain limits. For more information concerning this plan, see Non-Qualified Deferred Compensation Table and accompanying narrative and footnotes on page 31. Finally, the Company maintains an employee stock purchase plan which is available Company-wide to all employees.

How the Company Determines the Amount (and Where Applicable, the Formula) for Each Element to Pay and How each Compensation Element and the Company's Decisions Regarding that Element Fit into the Company's Overall Compensation Objectives and Affect Decisions Regarding Other Elements.

In General. In planning 2007 executive compensation, our overall goal was to provide an aggregate compensation package to our executive officers that used 2006 target compensation as a baseline, with a modest merit increase, and incentive components that provided an opportunity to significantly increase the total compensation package based upon the achievement of performance objectives. The performance objectives were designed both to compel corporate growth and to be achievable. In determining the amount of each element, we gave greater weight to the long-term incentive compensation element, as compared to the cash elements, in order to drive corporate performance. To date, gains from prior option or equity awards have not been taken into account when determining compensation elements.

The salary, short-term and long-term incentive compensation elements for executive officers (other than the CEO) are recommended by the CEO for approval by the Compensation Committee. In formulating his recommendation to the Committee, the CEO undertakes a performance review of these executives and considers input from compensation and human resources personnel at the Company, input from the compensation consultant and benchmarking data (discussed on page 15). The salary, short-term and long-term incentive compensation elements for the CEO's compensation are established by the Compensation Committee within the parameters of Mr. Hall's employment agreement with the Company, after evaluation, together with other independent directors, of the CEO's performance and after consideration of input from the compensation consultant and benchmarking data. Ultimate approval of all elements of executive officer compensation resides with the Compensation Committee.

Chief Executive Officer. Eugene Hall became our Chief Executive Officer in August 2004. Since Mr. Hall's employment agreement with the Company was due to expire in July 2007, in late 2006 the Compensation Committee decided to enter into negotiations with Mr. Hall to procure a contract extension on mutually acceptable terms. This decision was driven in large part by the Company's improved performance under Mr. Hall's leadership based upon measurable company-wide financial performance metrics. Consistent with the Company's stated objective of rewarding performance, a new five-year employment agreement was entered into by the Company and Mr. Hall on February 15, 2007, effective January 1, 2007, which provided for an annual aggregate compensation package of $7,000,000 per year, comprised of salary, bonus and long-term incentive awards. This amount resulted from negotiations between Mr. Hall and the Compensation Committee, was supported by competitive market analysis and derived from amounts payable pursuant to Mr. Hall's original employment agreement. In 2007, Mr. Hall's short-term bonus and long-term incentive awards were subject to the same performance criteria as were applicable to other executive officers and are discussed below. See "Employment Agreements with Executive Officers—Mr. Hall" on page 23 for a detailed discussion of this agreement.

Benchmarking. For 2007 executive compensation planning purposes, Frederic W. Cook & Co., Inc. ("Cook") served as our compensation consultant. At the request of management and the Compensation Committee, Cook undertook a competitive analysis of our 2006 target executive compensation programs (the "2006 Competitive Analysis") for use as one principal factor, among others, in planning our 2007 executive compensation program. The 2006 Competitive Analysis presented comparative data on salary, short-term incentive (bonus) and long-term incentive (equity) compensation paid to individuals occupying comparable positions at a peer group of companies of similar industry and size, and was based upon most recent available proxy statement data for this peer group, as well as certain published U.S. survey data. At the time of 2007 compensation planning, this data consisted principally of 2005 data published in 2006 proxy statements.

For 2007 executive compensation planning purposes, our peer group consisted of 14 US—based public companies in the high tech industry, with a particular focus on software and IT services, that approximated Gartner in terms of one or more of the following factors: revenues, net income, total assets, market capitalization and/or total employees, and that compete with Gartner for executive talent both from a hiring and a retention standpoint (the "Peer Group"). (There are no direct peer companies or competitors of comparable size.) Gartner's sales and total employees approximated the Peer Group median for these comparator factors.

The composition of the Peer Group is developed collaboratively by management and our compensation consultant, is approved by the Compensation Committee, and is reviewed and revised as necessary on an annual basis. For 2007 compensation planning purposes, the Peer Group consisted of the following companies:

Adobe Systems, Inc.	Dun & Bradstreet Corp.
Autodesk, Inc.	Hyperion Solutions Corp.
BEA Systems Inc.	Keane Inc.
BMC Software Inc.	McAfee Inc.
Cadence Design Systems Inc.	Novell Inc.
Citrix Systems, Inc.	Sybase, Inc.
Cognos Inc.	Verisign, Inc.

Using the most recent publicly available Peer Group data and applying consistent valuation methodologies, Cook calculated median, 25th percentile and 75th percentile data for salary, bonus and long-term incentives by executive officer position for the top five reported officers (generally, CEO, CFO, general counsel, business unit heads, head of sales). Additionally, Cook provided data from four national surveys, two of which are leading high technology industry surveys and two of which are general industry surveys. From these national surveys, additional data was obtained for all executive officer positions. Finally, Cook reviewed market data from the United Kingdom for comparison purposes for our two UK-based executive officers. The 2006 Competitive Analysis placed our named executive officers in the median to 75th percentile range for total compensation as compared to the Peer Group, with cash compensation (salary and bonus) generally at or below Peer Group median and long-term incentive compensation between the Peer Group median and 75th percentile for that element.

These results reflect our belief that long-term incentive compensation contributes to a greater degree to the retention of employees and to the delivery of top performance than does cash and short-term compensation; accordingly, we allocate compensation more heavily to that element. As discussed in greater detail below, two elements of our executive compensation (cash bonuses and equity awards) are performance-based incentive compensation; hence, where the Company achieves extraordinary operating results, the amounts of incentive compensation ultimately paid may significantly exceed target award amounts.

Base Salary. We set base salaries of executive officers when they join the Company by evaluating the responsibilities of the position, the experience of the individual and the marketplace in which we compete for the executive talent we need. In addition, where possible, we consider salary information for comparable positions for members of our Peer Group.

We provide annual salary merit increases on a company-wide basis that are based in large part upon published projected U.S. salary increase data (sources include BLR, Buck Consultants, Culpepper, Hewitt, Mercer and WorldatWork survey reports) as well as available world-wide salary increase data. These increases are also generally applied across the board to executive officers as a group, with material increases in compensation to executive officers made only for purposes of retention, promotion or other circumstances involving significantly increased responsibilities. Mr. Hall's salary increase is established each year by the Compensation Committee after completion of Mr. Hall's performance evaluation for the preceding year, which is undertaken by the Chairman of the Board of Directors, with the assistance of various other board members.

The merit increase for 2007 was 4% and was applied against each officer's prior year's base salary. This increase was consistent with the projected merit increases set forth in the surveys. The CEO may recommend material increases and decreases in salary of executive officers on an individual basis in the case of retentions, promotions or other significant job changes, subject to approval by the Compensation Committee, but in 2007, no such modifications were made. For 2007, Mr. Hall's base salary was adjusted pursuant to his new employment agreement, discussed on page 24.

Short-Term Incentive Compensation (Cash Bonuses). We designed the annual cash bonus component of incentive compensation to align pay with our short-term (annual) performance. For 2007, bonus targets for executive officers (expressed as a percentage of salary) were based solely upon achievement of a company-wide financial performance objective for 2007 (with no individual performance component) and varied from 40% of salary to 100% of salary depending upon level of responsibility. With respect to our named executive officers, 2007 bonus targets, as a percentage of base salary, were 100% for Mr. Hall, 80% for Mr. Patton and 60% for each of Messrs. Lafond, Schwartz and Sondergaard.

The financial objectives and weightings used for 2007 executive officer bonuses were 50% Earnings Before Interest, Depreciation and Amortization (EBITDA) and 50% Net Contract Value Increase (NCVI), which is the year over year increase in the annualized value attributable to all of our subscription-related research products that recognize revenue on a ratable basis measured on a foreign exchange neutral basis. These factors are believed by management to be the most significant measurements of business growth and profitability.

The target objective amounts (resulting in 100% payment of target bonus) were $70 million NCVI (representing 11% growth in contract value at December 31 year over year) and $194 million EBITDA (representing 25% growth over 2006 EBITDA), and amounts payable ranged from 0% to 200% of target depending upon level of achievement of these objectives, as shown in the following table. Payout percentages scaled in a roughly linear manner between the 0% and 200% thresholds.

NCVI (in $ millions)	NCVI % Payout	EBITDA (in $ millions)	EBITDA % Payout	Overall % Attainment
42.0	0	116.4	0	60
56.0	25	155.2	25	80
70.0 (target)	50	194.0 (target)	50	100
110.0	75	219.0	75	150
125.0	100	244.0	100	200

In 2007, we exceeded our target financial objectives, and earned bonuses for executive officers were approximately 114% of target based upon $92.6 million NCVI and $194 million EBITDA. Bonuses were paid according to the bonus plan approved by the Compensation Committee without any modification by the Committee.

In June 2007, our stockholders approved an Executive Performance Bonus Plan. The purpose of this plan is to motivate executive officers to achieve goals relating to the performance of Gartner, its subsidiaries or business units, or other objectively determinable goals, and to reward them when those objectives are satisfied, thereby increasing stockholder value and the success of Gartner. If certain requirements are satisfied, bonuses awarded under this plan to eligible employees will qualify as deductible "performance-based compensation" within the meaning of Section 162(m). Short-term incentive-based bonus awards under this plan will be made to executive officers beginning in 2008.

Long-Term Incentive Compensation (Equity Awards). Ownership of our stock is a key element of our compensation program. It provides a retention incentive for our executive officers and aligns their personal objectives with long-term stock price appreciation, and, therefore, the interests of our stockholders. Additionally, we believe the combination of performance-based and time-based vesting criteria associated with our long-term incentive awards provide great motivation and retention value to our officers. We have evaluated different types of long-term incentives based on their motivational value, cost to the Company and appropriate share utilization under our stockholder approved 2003 Long-Term Incentive Plan ("2003 LTIP"). At the present time, our annual long-term incentive awards to executives consist of stock-settled stock appreciation rights ("SARs") and performance-based restricted stock units ("PRSUs"), both of which vest over time based upon continued service. The executive target award value is allocated 30% to SARs and 70% to PRSUs, both of which vest 25% per year commencing one year from grant and on each anniversary thereof, subject to continued employment on the vesting date. The SARs, the amount of which is fixed on grant, are exercisable for seven years. For purposes of determining the target number of PRSUs awarded, the allocated award "value" is divided by the closing price of Gartner common stock on the New York Stock Exchange on the date of grant. For purposes of determining the number of SARs awarded, the allocated "value" is divided by the Black-Scholes-Merton valuation on the date of grant using assumptions appropriate on that date. If performance objectives for PRSUs are not met, the entire PRSU award is forfeited. No part of the award earned is based upon individual performance. No performance objectives for any PRSU intended to qualify under Section 162(m) (i.e., awards to executive officers) may be modified by the Committee. While the Committee does have discretion to modify other aspects of the awards (subject to the terms of the 2003 LTIP), no modifications were made in 2007.

For 2007, the number of PRSUs awarded to executive officers and eligible to vest ranged from 0% to 200% of the original approved target award amount (100%) based upon the achievement of certain levels of NCVI, as set forth in the following table, and scaled in a roughly linear manner between thresholds. The 0%, 100% (target) and 200% achievement thresholds represented approximately 6%, 11% and 19% growth in December 31, 2007 contract value over 2006, in each case on a foreign exchange neutral basis.

NCVI (in $ millions)	PRSU Payout (% of Target)
Less than 42.0	0
42.0	60
56.0	80
63.0	90
70.0	100 (Target)
90.0	125
110.0	150
117.5	175
125.0	200

The 2007 aggregate target award value (PRSUs and SARs) to executive officers was the same as the 2006 aggregate target award value. Individual executive target amounts varied with increasing levels of responsibility and ranged from $584,000 to $5.59 million (Mr. Hall). On February 15, 2008, the Compensation Committee determined that 2007 PRSUs eligible to vest were 128.3% of the target number of units awarded based upon 2007 NCVI of $92.6 million.

To date, the Company has not adopted a formal "clawback" policy that would require the adjustment or recovery of awards or payments to executive officers if the performance measures upon which these awards or payments are based are restated or otherwise adjusted in a manner that would reduce the size of the award, although trends in this area continue to be monitored by the Compensation Committee. In the event of a restatement resulting from fraud or misrepresentation, the Committee will consider seeking the return of awards that should not have been made. To date, this situation has not occurred.

Accounting and Tax Impact

In setting compensation, the Compensation Committee and management consider the potential impact of Section 162(m), which precludes a public corporation from deducting on its corporate income tax return individual compensation in excess of $1 million for its chief executive officer or any of its three other highest-paid officers. Section 162(m) also provides for certain exemptions to this limitation, specifically compensation that is performance-based within the meaning of Section 162(m) and that is issued under a stockholder-approved plan. The PRSU component of the 2007 long-term incentive awards is performance-based and issued under the 2003 LTIP, which has been approved by stockholders, and, therefore, is deductible under Section 162(m). Our 2006 and 2007 short-term incentive awards were not made pursuant to a stockholder-approved plan, and, accordingly, may not be deductible in their entirety. In 2006 and 2007, only a portion of Mr. Hall's cash bonus was not deductible. In June 2007, the stockholders approved an Executive Performance Bonus Plan, under which fully deductible short-term incentive awards (i.e., cash bonuses) to executive officers will be made commencing in 2008. Although the Compensation Committee endeavors to maximize deductibility of compensation under Section 162(m), it maintains the discretion to retain maximum flexibility in establishing compensation elements and to approve compensation that may not be deductible under Section 162(m), if the Committee believes the compensation element to be necessary or appropriate under the circumstances.

Grant of Equity Awards

The Board of Directors has approved and adopted a formal policy with respect to the grant of equity awards under our 2003 LTIP which codified and formalized existing practices. Equity awards may include stock options, stock appreciation rights (SARs), awards of restricted stock (RSAs) and awards of restricted stock units (RSUs). In 2007, all such awards to named executive officers took the form of performance-based RSUs (PRSUs) and SARs. Pursuant to the 2003 LTIP, the Committee may not delegate its authority with respect to Section 16 persons, nor in any other way which would jeopardize the 2003 LTIP's qualification under Section 162(m) or SEC Rule 16b-3. Accordingly, our policy specifies that all awards to our Section 16 executive officers must be approved by the Compensation Committee on or prior to the award grant date, and that all such awards will be made and priced on the date of Compensation Committee approval, except in the case of new hires, which is discussed below.

Consistent with the Plan, the Compensation Committee annually approves a delegation of authority to the CEO to make equity awards under the Plan to permitted Gartner employees on account of new hires, retention or promotion without the approval of the Compensation Committee. The current delegation of authority specifies a maximum award "value" of $100,000 per individual, and a maximum aggregate award "value" of $1,000,000 for the calendar year. For purposes of this computation, in the case of RSAs and RSUs, "value" is calculated based upon the Fair Market Value (defined in the 2003 LTIP as the closing price on the New York Stock Exchange on the date of grant) of a share of Gartner common stock, multiplied by the number of RSAs or RSUs awarded. In the case of options and SARs, the "value" of the award will be the Black-Scholes-Merton calculation of the value of the award using assumptions appropriate on the award date. Any awards made under this delegated authority are reported to the Compensation Committee at the next regularly scheduled committee meeting.

As discussed above, the structure of annual long-term incentive awards comprising the long-term incentive compensation element of our compensation package to executive officers is established and approved by the Compensation Committee in the first quarter of each year. The specific terms of the awards (number of PRSUs and SARs and related performance criteria) are determined, and the awards are approved and made, on the same date and after the release of the Company's prior year financial results. New hire, retention and promotion awards to executive officers are recommended by the CEO to the Compensation Committee for its approval. Since the personal interests of executive officers are aligned with stockholders through our long-term incentive awards (that vest over time), the Company does not have a stand-alone stock ownership requirement for executive officers.

It is the Company's policy not to make equity awards to executive officers prior to the release of material non-public information. The 2007 long-term incentive awards to executive officers were approved by the Compensation Committee and made on February 15, 2007, after release of our 2006 financial results. The final number of PRSUs issuable on account of the 2007 award was determined by the Compensation Committee on February 15, 2008 upon final determination by the Committee of the related performance criteria and after release of our 2007 financial results. Generally speaking, executive new hire awards given as an inducement to joining the Company are made on the 15th or 30th day of the month first following the executive's start date (and after approval by the Compensation Committee), and retention and promotion awards are made on the 15th or 30th day of the month first following the date of Compensation Committee approval. The making of these awards may be delayed pending the release of material non-public information.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of Gartner, Inc. has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement, as well as in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 and the Company's proxy statement for the 2008 Annual Meeting.

The Compensation Committee of the Board of Directors
Anne Sutherland Fuchs
John R. Joyce
Jeffrey W. Ubben

April 22, 2008

SUMMARY COMPENSATION TABLE

This table describes compensation earned in 2006 and 2007 (in dollars) by our CEO, CFO and three most highly compensated executive officers (other than the CEO and CFO) (the "named executive officers"). As you can see from the table and consistent with our compensation philosophy (on page 13), long-term incentive compensation in the form of equity awards comprises a significant portion of total compensation.

Name and Principal Position	Year	Base Salary (1)	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plan Compensation (1), (3)	All Other Compensation (4)	Total
Eugene A. Hall, Chief Executive Officer (PEO) (5)	2006	664,625	3,741,521	1,458,157	753,188	138,936	6,756,427
	2007	702,975	5,645,077	1,924,662	802,270	103,443	9,178,427
Christopher J. Lafond, EVP and Chief Financial Officer (PFO)	2006	388,550	425,639	449,142	264,195	45,412	1,572,888
	2007	403,142	1,008,821	530,307	278,732	55,704	2,276,706
Robert C. Patton, former President, Gartner Consulting (6)	2006	460,125	344,379	474,898	417,150	46,681	1,743,233
	2007	477,405	555,953	368,663	385,632	71,036	1,858,689
Lewis G. Schwartz, SVP, General Counsel & Corporate Secretary	2006	347,650	212,819	302,403	236,385	44,176	1,143,433
	2007	360,706	504,410	280,750	249,391	59,607	1,454,864
Peter Sondergaard, SVP, Research (7)	2006	317,552	212,952	180,741	227,164	235,253	1,173,662
	2007	318,270	504,410	240,199	220,051	139,484	1,422,414

(1) Each of the named executive officers (other than Mr. Sondergaard) elected to defer a portion of his salary and/or bonus under the Company's Non-Qualified Deferred Compensation Plan. Amounts reported include the deferred portion. See Non-Qualified Deferred Compensation Table on page 31.

(2) Represents the dollar amount recognized for financial statement reporting purposes for the fair value computed in accordance with SFAS 123(R) with respect to all outstanding equity awards for each named executive officer (including awards made in prior fiscal years). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts may not correspond to the actual value that will be received by the named executive officers. For additional information concerning the related SFAS 123(R) calculations, including the assumptions made in these calculations, see Note 9 — Stock-Based Compensation—to the Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2007.

(3) Represents performance-based cash bonuses earned at December 31, 2006 and 2007 and paid in February 2007 and 2008, respectively. See "Terms of Awards to Executive Officers" on page 28.

(4) See Other Compensation Table on page 21 for additional information.

(5) Mr. Hall is a party to an employment agreement with the Company. See "Employment Agreements With Executive Officers" on page 23.

(6) Mr. Patton's employment with the Company terminated in February 2008.

(7) Mr. Sondergaard relocated from the Company's office in the United Kingdom in July 2006. All amounts earned in the UK in 2006 are expressed in dollars using an average foreign exchange rate in effect for the first six months of 2006 (the period of time in which he was in the UK) of US $1.00: GBP 1.78491.

OTHER COMPENSATION TABLE

This table describes each component (in dollars) of the All Other Compensation column in the Summary Compensation Table on the preceding page.

Name	Year	Lump Sum In Lieu of Specific Benefits (grossed up) (1)	Company Match Under Defined Contribution Plans (2)	Company Match Under Non-qualified Deferred Compensation Plan (3)	Other (4)	Total
Eugene A. Hall	2006	—	8,200	20,585	109,881	138,936
	2007	—	8,450	51,823	43,170(5)	103,443
Christopher J. Lafond	2006	21,882	8,200	9,542	5,788	45,412
	2007	21,882	8,450	20,493	4,879	55,704
Robert C. Patton	2006	22,206	8,200	12,405	3,870	46,681
	2007	26,064	8,450	29,582	6,940	71,036
Lewis G. Schwartz	2006	21,882	8,200	7,906	6,188	44,176
	2007	21,882	8,450	17,684	11,591	59,607
Peter Sondergaard	2006	18,043	7,545	—	209,665	235,253
	2007	21,882	8,450	—	109,152(6)	139,484

(1) Each named executive officer (other than Mr. Hall) received a lump sum payment equal to $15,000 in lieu of specific benefits, which the executive used to procure benefits of his choice. The amount paid (and shown above) is grossed up for taxes.

(2) Represents the Company's 4% matching and 1% profit sharing contributions to the named executive officer's 401(k) account (subject to limitations).

(3) Represents the Company's matching contribution to the executive's contributions to our Non-Qualified Deferred Compensation Plan. See Non-Qualified Deferred Compensation Table on page 31 for additional information.

(4) In addition to specified perquisites and benefits, includes other perquisites and personal benefits provided to the executive, none of which individually exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for the executive.

(5) Includes auto allowance of $8,250 plus a tax gross up of $5,841.

(6) Includes (i) housing subsidies pending relocation of $53,321 plus a tax gross up of $27,292; and (ii) a tax equalization payment of $17,858 plus a tax gross up on $8,193.

GRANTS OF PLAN-BASED AWARDS TABLE

This table provides information about awards made to our named executive officers in 2007 pursuant to non-equity incentive plans (our short-term incentive cash bonus program) and equity incentive plans (restricted stock units and stock appreciation rights awards under our 2003 Long-Term Incentive Plan).

		Possible Payouts Under Non-Equity Incentive Plan Award (1)			Possible Payouts Under Equity Incentive Plan Awards (2)			Exercise or Base Price of Option Awards ($/Sh) (3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date	Thresh-hold ($)	Target ($)	Maximum ($)	Thresh-hold (#)	Target (#)	Maxi-Mum (#)		
Eugene A. Hall	2/15/07	—	—	—	0	179,214 PRSUs	358,428 PRSUs	—	5,024,014
Eugene A. Hall	2/15/07	—	—	—	—	210,139 SARs	—	21.85	1,678,212
Eugene A. Hall	—	0	702,975	1,405,950	—	—	—	—	—
Christopher J. Lafond	2/15/07	—	—	—	0	49,931 PRSUs	99,862 PRSUs	—	1,399,733
Christopher J. Lafond	2/15/07	—	—	—	—	58,547 SARs	—	21.85	467,568
Christopher J. Lafond	—	0	244,200	488,400	—	—	—	—	—
Robert C. Patton	2/15/07	—	—	—	0	24,965 PRSUs	49,930 PRSUs	—	699,856
Robert C. Patton	2/15/07	—	—	—	—	29,273 SARs	—	21.85	233,780
Robert C. Patton	—	0	385,600	771,200	—	—	—	—	—
Lewis G. Schwartz	2/15/07	—	—	—	0	24,965 PRSUs	49,930 PRSUs	—	699,856
Lewis G. Schwartz	2/15/07	—	—	—	—	29,273 SARs	—	21.85	233,780
Lewis G. Schwartz	—	0	192,800	385,600	—	—	—	—	—
Peter Sondergaard	2/15/07	—	—	—	0	24,965 PRSUs	49,930 PRSUs	—	699,856
Peter Sondergaard	2/15/07	—	—	—	—	29,273 SARs	—	21.85	233,780
Peter Sondergaard	—	0	218,500	437,000	—	—	—	—	—

(1) Represents cash bonuses that could have been earned in 2007 by our named executive officers based solely upon achievement of specified financial performance objectives for 2007 and ranging from 0% (threshold) to 200% (maximum) of target (100%). Bonus targets (expressed as a percentage of base salary) were 100% for Mr. Hall, 80% for Mr. Patton and 60% for each of Messrs. Lafond, Schwartz and Sondergaard. In 2007, we exceeded our target financial performance objectives, and earned bonuses for executive officers were approximately 114% of target. Actual bonuses earned in 2007 by named executive officers and paid in February 2008 were as follows: Mr. Hall — $802,270; Mr. Lafond—$278,732; Mr. Patton — $385,632; Mr. Schwartz — $249,391; and Mr. Sondergaard — $220,051, and are reported under Non-Equity Incentive Plan Compensation in the Summary Compensation Table. See "Terms of Awards to Executive Officers" on page 28 for a detailed description of our 2007 bonus award.

(2) Represents performance-based Restricted Stock Units (PRSUs) and stock-settled Stock Appreciation Rights (SARs) awarded on February 15, 2007 under our 2003 Long-Term Incentive Plan. The target number of PRSUs (100%) originally awarded on that date was subject to adjustment ranging from 0% (threshold) to 200% (maximum) based solely upon achievement of specified financial performance objectives, and was adjusted by the Compensation Committee on February 15, 2008, based upon final determination by the Committee of achievement of these objectives. The number of PRSUs finally awarded to the named executive officers on account of the 2007 grant was Mr. Hall - 229,932; Mr. Lafond - 64,061; and Messrs. Patton, Schwartz and Sondergaard - 32,030. The number of SARs was fixed on the award date. The PRSUs and SARs vest 25% per year commencing February 15, 2008, subject to continued employment on the vesting date. See "Terms of Awards to Executive Officers" on page 28 for a detailed description of our 2007 long-term incentive award.

(3) Represents the closing price of Gartner common stock on the New York Stock Exchange on the grant date.

(4) Represents the full grant date fair value of the PSRUs and SARs computed under SFAS 123(R) and adjusted, in the case of PRSUs, for the actual number of PRSUs awarded to correspond to financial statement expense. Generally, the full grant date fair value is the amount that the Company would expense in its financial statements over the award's vesting period. The dollar amount recognized for 2007 financial statement reporting purposes in accordance with SFAS 123(R) is included in amounts reported in the Summary Compensation Table on page 20 under "Stock Awards" (for PRSUs) and "Option Awards" (for SARs) columns. These amounts reflect the Company's accounting expense over the award's vesting schedule, and may not correspond to the actual value that will be received by the named executive officers. For additional information concerning the related SFAS 123(R) calculations, including the assumptions used in these calculations, see Note 9 – Stock-Based Compensation—to the Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2007.

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

Mr. Hall – Employment Agreement in Effect during 2006. Mr. Hall entered into an Employment Agreement with the Company effective August 4, 2004 (the "2004 Agreement"). Under the 2004 Agreement, Mr. Hall agreed to serve as our Chief Executive Officer through July 31, 2007, and thereafter for subsequent one-year periods unless either party provided ninety days written notice not to renew. During the term of the 2004 Agreement, we agreed to include Mr. Hall in our slate of nominees to be elected to our Board.

Under the 2004 Agreement, Mr. Hall's initial base salary was $650,000, subject to annual adjustments by our Board or Compensation Committee. Mr. Hall's annual target bonus was equal to 100% of his base salary and was based on the achievement of specified company and individual objectives. Mr. Hall's bonus could be higher or lower than the target bonus amount based on over or under achievement of the objectives, but in no event could the bonus exceed 200% of his base salary. Mr. Hall's bonus for the first twelve months of his employment was guaranteed at 100% of his target bonus. Additionally, we agreed to provide Mr. Hall with an automobile and a driver during his employment term.

Pursuant to the 2004 Agreement, Mr. Hall received a grant on August 16, 2004 of options to purchase 800,000 shares of our common stock at a price of $12.11 per share. These stock options vest in four equal annual installments on the anniversary of the date of grant. Mr. Hall also received a grant of 500,000 shares of restricted stock on October 15, 2004. The restrictions on these shares lapse upon the earlier of (a) our common stock trading at or above specified average price targets for 60 consecutive trading days, or (b) a Change In Control (as defined on page 25). The price targets are an average of the high and low selling price of at least $20 for the first 300,000 shares, $25 for the next 100,000 shares and $30 for the remaining 100,000 shares. In November 2005, Mr. Hall's 2004 500,000 share restricted stock award was cancelled and replaced with a new award for the same amount of shares and on similar terms under our stockholder-approved 2003 Long-Term Incentive Plan ("2003 LTIP"). This action was undertaken to permit the Company to take a tax deduction when and if the restrictions lapse on the restricted stock award, which would not been permissible in the award's original form because the award had been made as an inducement grant, and not pursuant to a stockholder-approved plan. In May 2007, restrictions on the first 300,000 shares of this restricted stock award lapsed.

Termination and related payments. Under the 2004 Agreement, Mr. Hall's employment was at will and could be terminated by him or us upon sixty days' notice. If we terminated Mr. Hall's employment involuntarily and without Business Reasons (as defined in the 2004 Agreement) or a Constructive Termination (as defined in the 2004 Agreement) occurred, or if we did not renew the 2004 Agreement upon its expiration and Mr. Hall terminated his employment within ninety days following the expiration of the 2004 Agreement, Mr. Hall would have been entitled to receive: (a) his base salary for twenty-four months, payable in accordance with our regular payroll schedule; (b) 200% of his target bonus for the year in which the termination occurs (plus any earned but unpaid bonus from the prior year); and (c) continued vesting for twenty-four months other than any award that vests pursuant to performance-based criteria.

If a Change In Control (defined on page 25) occurred, Mr. Hall would have been entitled to receive: (a) three times his base salary then in effect; (b) three times his target bonus for the fiscal year in which the Change In Control occurs (plus any unpaid bonus from the prior fiscal year); (c) acceleration in full of his option grant and the lapsing of all restrictions on his restricted stock grant; (d) at our cost, group health benefits pursuant to our standard programs for himself, his spouse and any children for three years after the Change in Control; and (e) an amount sufficient to fund the payment ("Gross-Up Payments") for any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), on any payment received upon a Change In Control that would constitute a "parachute payment" within the meaning of Section 280G of the Code, together with any income, employment and excise taxes (including interest and penalties) imposed on the Gross Up Payment. Mr. Hall was entitled to these benefits whether or not his employment was terminated in connection with the Change In Control.

For purposes of the 2004 Agreement, a "Change In Control" was deemed to occur when (i) any person became the beneficial owner of 50% of our voting securities, (ii) there was a merger or consolidation of Gartner with another company and our outstanding securities represented less than 50% of the voting securities of the combined entity, (iii) an agreement for the sale of all or substantially all of our assets that was approved by our stockholders and was executed and (iv) there was a change in the composition of our Board occurring after stockholder approval, as a result of which fewer than a majority of the directors on the board prior to the stockholder vote remained.

Mr. Hall – New Employment Agreement dated February 15, 2007. On February 15, 2007, Gartner entered into an Employment Agreement (the "2007 Agreement") with Mr. Hall, with an effective date of January 1, 2007, pursuant to which Mr. Hall will serve as chief executive officer of the Company. The 2007 Agreement supersedes the 2004 Agreement described above.

The 2007 Agreement has an initial term of five years (expiring December 31, 2011), with automatic one year renewals commencing on the fifth anniversary, and continuing each year thereafter, unless either party provides the other with at least 60 days prior written notice of an intention not to extend the term. Under the 2007 Agreement, Mr. Hall's annual base salary was initially set at $702,975, subject to adjustment on an annual basis by the Board or Compensation Committee. Additionally, Mr. Hall is entitled to participate in the Company's executive bonus program. His annual target bonus is equal to 100% of his annual base salary, and his actual bonus may be higher or lower than the target bonus for over or under achievement of Company and individual objectives, provided, however, that the maximum actual bonus may not exceed 200% of Mr. Hall's base salary. The 2007 Agreement also provides that the Company, in good faith, will include Mr. Hall in the Company's slate of nominees for election to the board of directors. Additionally, Mr. Hall is entitled to an automobile and a driver during his employment term.

The 2007 Agreement further provides that Mr. Hall will receive an annual long-term incentive award with an aggregate value (using the Black-Scholes-Merton valuation method for stock appreciation rights and the fair market value of the Company's common stock for restricted stock, or such other appropriate valuation method as the Compensation Committee may use, to value equity-based incentive awards) at least equal to $7,000,000 minus the sum of base salary and target bonus for the year of grant. Each year's incentive award will be divided between restricted stock units and stock appreciation rights, with the number of restricted stock units being subject to adjustment for over or under achievement of Company objectives. For 2007, the incentive award had an aggregate value of $5,594,050, and was divided such that 70% of the aggregate value was in the form of restricted stock units, and 30% of the aggregate value was in the form of stock appreciation rights. The 2007 incentive awards vest over 4 years, assuming continued service, and vest in full upon a Change In Control.

Additionally, the 2007 Agreement provides that Mr. Hall is also entitled to receive all benefits provided to senior executives, executives and employees of the Company generally from time to time, including medical, dental, life insurance and long-term disability, in each case so long as and to the extent the same exist.

Termination and related payments. Mr. Hall's employment is at will and may be terminated by him or us upon 60 days' notice. If we terminate Mr. Hall's employment involuntarily and without Business Reasons (as defined in the 2007 Agreement) or a Constructive Termination (as defined in the 2007 Agreement) occurs, or if we do not renew the 2007 Agreement upon its expiration and Mr. Hall terminates his employment within 90 days following the expiration of the 2007 Agreement, then, subject to Mr. Hall signing and not revoking a general release of claims against the Company and its successors, Mr. Hall will be entitled to receive: (a) accrued base salary and paid time off ("PTO") plus base salary for a period of thirty-six (36) months following the termination date, with the first payment made six (6) months after the termination date (for amounts owing through that date) and thereafter, in accordance with the

Company's regular payroll schedule, (b) 300% of Mr. Hall's target bonus for the fiscal year in which the termination date occurs, payable in a lump sum as soon as practicable following the six (6) month period commencing on the termination date, and any earned but unpaid bonus from the prior fiscal year which will be paid at the same time as bonuses for such fiscal year are paid to other Company executives, (c) 36 months' continued vesting of all outstanding stock options, incentive awards and other equity arrangements subject to vesting and held by Mr. Hall (all such awards with an exercise feature will remain exercisable for 30 days following the last day of such 36 month continued vesting period, subject to the maximum term of the award), and (d) reimbursement for premiums incurred to continue group health benefits (or, at the Company's election, to obtain substantially similar health benefits through a third party carrier) for thirty-six (36) months for Mr. Hall, his spouse and any children, provided that Mr. Hall makes the appropriate COBRA election. Additionally, any incentive awards that have accrued prior to the termination date will be granted to Mr. Hall on the day of the first open trading window for executives after the termination date. Payment of severance amounts is conditioned upon compliance with 36 month non-competition and non-solicitation covenants set forth in the 2007 Agreement.

In the event of a Change In Control (defined below), Mr. Hall will be entitled to receive the following: (i) accrued base salary and PTO plus three times base salary then in effect, and (ii) three times target bonus for the fiscal year in which the Change In Control occurs, in each case payable immediately upon a Change In Control. Additionally, Mr. Hall will be entitled to (a) earned but unpaid bonus from the prior fiscal year (payable at the same time bonuses for such fiscal year are paid to other Company executives, (b) continuation of group health benefits at the Company's cost pursuant to the Company's standard programs for three years following the Change In Control for Mr. Hall, his spouse and any children, (c) thereafter, to the extent COBRA is applicable, continuation of health benefits for such persons at Mr. Hall's cost, for a period of 18 months or such longer period as may be applicable under the Company's policies then in effect, provided that Mr. Hall makes the appropriate election and payments, (d) automatic vesting of all outstanding equity awards and (e) an amount sufficient to fund the payment ("Gross-Up Payments") for any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), on any payment received upon a Change In Control that would constitute a "parachute payment" within the meaning of Section 280G of the Code, together with any income, employment and excise taxes (including interest and penalties) imposed on the Gross Up Payment. Mr. Hall is entitled to these benefits whether or not his employment is terminated in connection with the Change In Control. This benefit was negotiated in connection with the 2004 Agreement and retained in the negotiation of the 2007 Agreement. The 2007 Agreement was intended to enhance, not reduce, Mr. Hall's employment terms as set forth in the 2004 Agreement in exchange for his agreement to serve as our Chief Executive Officer for an additional four years beyond the term of the 2004 Agreement. If Mr. Hall's employment is terminated within 12 months following a Change In Control, he will not be entitled to any severance payments.

For purposes of the 2007 Agreement, a "Change In Control" will occur when (i) any person becomes the beneficial owner of 50% of our voting securities, (ii) there is a merger or consolidation of Gartner with another company and our outstanding securities represent less than 50% of the voting securities of the combined entity, (iii) an agreement for the sale of all or substantially all of our assets that is approved by our stockholders and is executed and (iv) there is a change in the composition of our Board occurring after stockholder approval, as a result of which fewer than a majority of the directors on the board prior to the stockholder vote remain.

Other Executive Officers. Other than our CEO, we do not have long-term employment agreements with any of our named executive officers. Each of our executive officers is covered by Gartner's Executive Benefits Program (the "Program") which provides for 35 days paid time off (PTO) annually, an annual physical examination and an annual lump sum payment of $15,000 per year from which the executive can choose to purchase the perquisites of his or her choice in lieu of any other perquisites to be provided by Gartner. The lump sum payment and certain other benefits are grossed up so as to be tax neutral to the executive. U.S.-based executive officers may also participate in an ERISA – excess program that allows them to contribute over the current 401(k) limits and a deferred compensation program (available to all US-based Gartner employees with annual compensation in excess of $200,000) discussed below.

Termination and related payments. The Program also provides that upon termination without cause, each of our executive officers will be entitled to receive: (a) base salary then in effect for 12 months plus any unused PTO not to exceed 25 days (paid in accordance with Gartner's regular payroll schedule); and (b) reimbursement for COBRA premiums to continue group health benefits pursuant to our standard programs for the executive, the executive's spouse and any children for 12 months after the termination date. These severance benefits would be payable in the event of termination in connection with a Change In Control (as defined below) as well. Additionally, all vested equity awards held by the executive that have an exercise feature will remain exercisable for 90 days following the termination date (tolled during any blackout period). In the event of a Change In Control (defined below), if the executive is terminated without cause within 12 months after the Change In Control, all of the executive's outstanding equity awards will immediately vest in full, and remain exercisable for 12 months following the termination date. For purposes of the Program, "Change In Control" occurs generally when (i) any person becomes the beneficial owner of 50% of our voting securities, (ii) there is a merger or consolidation of Gartner with another company where our outstanding securities represent less than 50% of the voting securities of the combined entity, (iii) an agreement for the sale of all or substantially all of Gartner's assets that is approved by our stockholders is executed and (iv) there is a change in the composition of our Board occurring after stockholder approval, as a result of which fewer than a majority of the directors on the board prior to the vote remain.

Options, RSUs and SARs that would have vested (assuming continued service) during the 12 months following death, disability or retirement are deemed automatically vested on the date of termination of employment. Additionally, in the event of death, disability or retirement, options and SARs remain exercisable for the earlier of the expiration date or one year from the date of termination; in the event of termination for any other reason, any unexercised options and SARs remain exercisable for the earlier of the expiration date or 90 days from the date of termination (excluding any period during which trading is prohibited under our insider trading policy). Retirement is defined in the 2003 LTIP as termination of employment if (i) on the date of termination, the employee is at least 55 years old and has at least 5 years continued service and (ii) the sum of the employee's age and years of continued service equals at least 65. None of the named executive officers qualified for a retirement benefit at December 31, 2007. Disability is defined in the 2003 LTIP as total and permanent disability. In the event of termination for cause, voluntary resignation or retirement, no severance benefits are provided.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

"Employment Agreements With Executive Officers" on page 23 contains a detailed discussion of the payments and other benefits to which our CEO and other named executive officers are entitled in the event of an involuntary termination of employment, termination upon a Change In Control (as defined therein), or, in the case of Mr. Hall, upon a Change In Control only. In order to receive severance benefits, the Program provides that executive officers who are terminated are required to execute and comply with a separation agreement and release of claims in which, among other things, the executive reaffirms his or her commitment to confidentiality and non-competition obligations (that bind all employees for one year following termination of employment) and releases the Company from various employment related claims. In addition, in the case of named executive officers (other than Mr. Hall), severance will not be paid to any executive who refuses to accept an offer of comparable employment from Gartner or who does not cooperate or ceases to cooperate when being considered for a new position with Gartner, in each case as determined by the Company. Similarly, severance payments to Mr. Hall are contingent upon his execution of a general release of claims against the Company and compliance with confidentiality covenants, as well as non-competition and non-solicitation covenants that bind Mr. Hall for 36 months following termination of employment.

The table set forth below quantifies amounts (in dollars) that would be payable by the Company, or otherwise be provided, to our named executive officers (other than Mr. Hall) had their employment been terminated on December 31, 2007 as a result of (1) involuntary termination without cause and/or constructive termination, (2) death, disability or retirement (as defined) and (3) a Change In Control (as defined). See Outstanding Equity Awards At Fiscal Year End Table on page 30 for a list of unvested equity awards at the end of 2007. Each named executive officer would also be entitled to receive the balance in his deferred compensation plan account. See the Non-Qualified Deferred Compensation Table on page 31.

Named Executive Officer	Involuntary termination (severance benefits) (1)	Acceleration of unvested equity awards (death, disability or retirement) (2)	Acceleration of unvested equity awards (Change In Control) (3)	Total Change In Control Amounts (1), (3)
Christopher J. Lafond	423,965	1,011,997	2,773,576	3,197,541
Robert C. Patton	500,583	611,699	1,492,479	1,993,062
Lewis G. Schwartz	382,751	611,699	1,492,479	1,875,230
Peter Sondergaard	333,510	574,598	1,455,308	1,788,818

(1) Represents one years' base salary plus the amount of health insurance premiums for the executive, his spouse and immediate family for 12 months (at premiums in effect on the December 31, 2007 (the "Termination Date")). Since the executive must be employed on the bonus payment date (February 2008) in order to receive earned but unpaid 2007 bonus, in the event of termination on December 31, 2007, 2007 bonus would have been forfeited and, therefore, is excluded. See "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table on page 20 for these bonus amounts. The executive would also be entitled to receive any accrued vacation pay at December 31, 2007.

(2) Represents (x) the fair market value using the closing price of our common stock on December 31, 2007, or $17.56 ("Year End Price"), of RSUs that would have vested within 12 months following the Termination Date, plus (y) the spread between the Year End Price and the exercise price of all options and SARs that would have vested within 12 months following the Termination Date, multiplied by the number of such options and SARs, as the case may be. To realize this value, the executive or his estate had to sell all resultant common shares on that date. No named executive officer was retirement eligible at December 31, 2007.

(3) Represents (x) the fair market value using the Year End Price of all RSUs that were not vested on the Termination Date, plus (y) the spread between the Year End Price and the exercise price of all options and SARs that were not vested on the Termination Date, multiplied by the number of such options and SARs, as the case may be. To realize this value, the executive had to sell all resultant shares on that date.

The table set forth below quantifies amounts (in dollars) that would be payable by the Company, or otherwise be provided, to Mr. Hall had his employment been terminated on December 31, 2007 as a result of (1) involuntary termination without cause and/or constructive termination, (2) death, disability or retirement (as defined) and (3) a Change In Control (as defined). See Outstanding Equity Awards At Fiscal Year End Table on page 30 for a list of Mr. Hall's unvested equity awards at the end of 2007. Mr. Hall would also be entitled to receive the balance in his deferred compensation plan account. See the Non-Qualified Deferred Compensation Table on page 31.

Involuntary termination (severance benefits) (1)	Involuntary termination (continued vesting of equity awards) (2)	Total Involuntary termination (1), (2)	Death, disability or retirement (acceleration of unvested equity awards) (3)	Change in Control (acceleration of unvested equity awards) (4)	Change in Control (excise tax and gross up) (5)	Total Change in Control benefits (1), (4), (5)
5,075,749	10,077,799	15,153,548	4,438,603	14,599,201	4,205,841	23,880,791

(1) Represents (w) three years' base salary, (x) unpaid 2007 bonus, (y) 300% of target bonus for 2007 and (z) the amount of health insurance premiums for Mr. Hall, his spouse and immediate family for 36 months (at premiums in effect at the end of 2007). Mr. Hall would also be entitled to receive any accrued vacation pay at December 31, 2007.

(2) Represents (x) the fair market value using the Year End Price of RSUs that would have vested within 36 months following the Termination Date, plus (y) the spread between the Year End Price and the exercise price for all options and SARs that would have vested within 36 months following the Termination Date, multiplied by the number of such options and SARs, as the case may be. To realize this value, Mr. Hall had to sell all resultant common shares on that date.

(3) Represents (x) the fair market value using the Year End Price of RSUs that would have vested within 12 months following the Termination Date, plus (y) the spread between the Year End Price and the exercise price for all options and SARs that would have vested within 12 months following the Termination Date, multiplied by the number of such options and SARs, as the case may be. To realize this value, Mr. Hall or his estate had to sell all resultant common shares on that date. Mr. Hall was not retirement eligible at December 31, 2007.

(4) Represents (x) the fair market value using the Year End Price of all restricted stock awards and RSUs that were not vested on the Termination Date, plus (y) the spread between the Year End Price and the exercise price of all options and SARs that were not vested on the Termination Date, multiplied by the number of such options and SARs, as the case may be. To realize this value, Mr. Hall had to sell all resultant shares on that date.

(5) Represents the estimated excise tax and related gross up on Change In Control benefits imposed by Section 280G of the Code, calculated using a 41.45% tax rate for federal (including FICA) and state taxes.

TERMS OF AWARDS TO EXECUTIVE OFFICERS

Our Compensation Discussion and Analysis (CD&A) contains a detailed description of the terms of our 2007 non-equity cash incentive compensation awards to executive officers (our short-term incentive compensation, or 2007 bonus awards), and the terms of our 2007 equity incentive compensation awards to executive officers (our long-term incentive compensation, or PRSU and SAR awards) under "How the Company Determines the Amount (and Where Applicable, the Formula) for Each Element to Pay and How each Compensation Element and the Company's Decisions Regarding that Element Fit into the Company's Overall Compensation Objectives and Affect Decisions Regarding Other Elements" on page 14.

Non-equity incentive compensation. The threshold, target and maximum amounts of the non-equity short-term incentive compensation (cash bonuses) payable to the named executive officers are reported in the Grants of Plan – Based Awards Table on page 22, under "Possible Payouts Under Non-Equity Incentive Plan Awards." As noted in the CD&A, in 2007 we exceeded the target attainment levels for short-term incentive compensation awards, and earned bonuses for executive officers were approximately 114% of targeted amounts and were paid in February 2008. These amounts are reported under "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table on page 20 and in footnote (1) to the Grants of Plan — Based Awards Table on page 22.

Equity incentive compensation. The SFAS 123(R) dollar amounts recognized for 2007 financial statement reporting purposes of the outstanding PRSUs and SARs are included in the amounts reported in the "Stock Awards" and "Option Awards" columns, respectively, of the Summary Compensation Table on page 20. The threshold, target and maximum number of PRSUs, and the number of SARs, awarded to the named executive officers in 2007 are reported in the Grants of Plan — Based Awards Table on page 22 under "Possible Payouts Under Equity Incentive Plan Awards." As noted in the CD&A, in 2007 we exceeded the target attainment level for long-term incentive compensation awards, and the actual number of PRSUs eligible to vest, as determined by the Committee, was 128.3% of the targeted amounts and are reported in footnote (2) to the Grants of Plan — Based Awards Table. The SFAS 123(R) full grant date fair value for each award (adjusted for the actual number of PRSUs awarded) is included in the "Grant Date Fair Value of Stock and Option Awards" column of the Grants of Plan — Based Awards Table.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

This table provides information on the current option (including stock appreciation rights) and stock (including restricted stock and restricted stock unit) awards held by named executive officers at December 31, 2007. Per SEC rules, each equity grant is shown separately for each named executive officer. All performance and market criteria associated with these awards (except for Mr. Hall's remaining 200,000 share restricted stock award) have been fully satisfied, and the award is fixed. The market value of the stock awards is based on the closing price of our common stock on the New York Stock Exchange on December 31, 2007, which was $17.56. Upon exercise of, or release of restrictions on, these awards, the number of shares ultimately issued to each executive may be reduced on account of shares withheld by Gartner for tax purposes.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
E. Hall (1)	600,000	200,000	12.11	8/16/14				
E. Hall (2)	173,342	86,658	10.59	6/15/12				
E. Hall (3), (6)	100,000	300,000	14.44	5/15/13	251,685	4,419,589		
E. Hall (4), (6)		210,139	21.85	2/15/14	229,932	4,037,606		
E. Hall (5)							200,000	3,512,000
C. Lafond	3,000		18.61	10/13/08				
C. Lafond	5,500		19.29	12/15/08				
C. Lafond	4,000		22.71	1/28/09				
C. Lafond	4,500		13.69	8/15/10				
C. Lafond	40,000		11.12	2/15/12				
C. Lafond	20,000		9.05	12/13/12				
C. Lafond	100,000		12.49	10/21/13				
C. Lafond	40,000		12.49	6/7/14				
C. Lafond (2)	78,004	38,996	10.59	6/15/12				
C. Lafond (3), (6)	36,000	108,000	14.44	5/15/13	59,220	1,039,903		
C. Lafond (4), (6)		58,547	21.85	2/15/14	64,061	1,124,911		
R. Patton	100,000		11.96	5/17/14				
R. Patton	60,000		12.49	6/7/14				
R. Patton (2)	69,337	34,663	10.59	6/15/12				
R. Patton (3), (6)	18,000	54,000	14.44	5/15/13	29,610	519,952		
R. Patton (4), (6)		29,273	21.85	2/15/14	32,030	562,447		
L. Schwartz	10,000		9.10	11/28/11				
L. Schwartz	10,000		9.05	12/13/12				
L. Schwartz	50,000		11.44	2/3/14				
L. Schwartz	40,000		12.49	6/7/14				
L. Schwartz (2)	69,337	34,663	10.59	6/15/12				
L. Schwartz (3), (6)	18,000	54,000	14.44	5/15/13	29,610	519,952		
L. Schwartz (4), (6)		29,273	21.85	2/15/14	32,030	562,447		
P. Sondergaard	4,000		19.29	12/15/08				
P. Sondergaard	5,500		22.71	1/28/09				
P. Sondergaard	60,000		10.31	11/9/09				
P. Sondergaard	5,850		9.10	11/28/11				
P. Sondergaard	3,641		9.05	12/13/12				
P. Sondergaard	12,000		12.45	6/1/14				
P. Sondergaard (2)	58,660	29,340	10.59	6/15/12				
P. Sondergaard (3), (6)	18,000	54,000	14.44	5/15/13	29,610	519,952		
P. Sondergaard (4), (6)		29,273	21.85	2/15/14	32,030	562,447		

(1) Vest 25% per year commencing 8/16/05.

(2) Vest 33.33% per year commencing 6/15/06.

(3) Vest 25% per year commencing 5/15/07.

(4) Vest 25% per year commencing 2/15/08.

(5) Vest when the average of the high and low daily selling price of our common stock for 60 consecutive trading days is at least $25 for the first 100,000 shares and $30 for the remaining 100,000 shares.

(6) The amounts shown under Option Awards represent stock appreciation rights that will be settled in stock upon exercise; accordingly, the number of shares received on exercise may be less than the number of stock appreciation rights held by the executive.

OPTION EXERCISES AND STOCK VESTED TABLE

This table provides information for the named executive officers for options that were exercised, and stock awards that vested, during 2007 on an aggregate basis, and, in the case of stock awards, does not reflect shares withheld by the Company for taxes.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#) (2)	Value Realized on Vesting ($)(3)
Eugene A. Hall	—	—	383,895	10,371,116
Christopher J. Lafond	18,600	171,179	19,740	519,557
Robert C. Patton	84,667	1,304,379	20,870	560,408
Lewis G. Schwartz	—	—	9,870	259,778
Peter Sondergaard	10,000	21,384	9,870	259,778

(1) Represents the difference between the market price of our common stock at exercise and the exercise price for all options exercised during the year.

(2) Includes restricted stock units awarded in 2006 as long-term incentive compensation that released on May 15, 2007. With respect to Mr. Hall, also includes 300,000 shares of restricted stock that released on May 30, 2007 when the average of the high and low daily selling price of our common stock was at least $20 for 60 consecutive trading days, and with respect to Mr. Patton, includes 11,000 shares of restricted stock that released in 2007.

(3) Represents the number of shares that released during the year multiplied by the market price of our common stock on the release date.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

The Company maintains a Non-Qualified Deferred Compensation Plan for certain officers and key personnel whose aggregate compensation is expected to exceed $200,000. This plan allows qualified U.S.-based employees to defer up to 50% of annual salary and/or up to 100% of annual bonus and/or commission earned in a fiscal year. In addition, in 2007 the Company made a contribution to the account of each named executive officer who deferred compensation equal to the amount of such executive's contribution (up to 4% of base salary and bonus), less $6,200. Deferred amounts are deemed invested in several independently-managed investment portfolios selected by the participant for purposes of determining the amount of earnings to be credited by the Company to that participant's account. The Company may, but need not, acquire investments corresponding to the participants' designations.

Upon termination of employment for any reason, all account balances will be distributed to the participant in a lump sum, except that a participant whose account balance is in excess of $25,000 may defer distributions for an additional year, or to receive the balance in 20, 40 or 60 quarterly installments, based upon a prior election. In the event of an unforeseen emergency (which includes a sudden and unexpected illness or accident of the participant or a dependent, a loss of the participant's property due to casualty or other extraordinary and unforeseeable circumstance beyond the participant's control), the participant may request early payment of his or her account balance, subject to approval.

The following table provides information (in dollars) concerning contributions to the Plan in 2007 by the participating named executive officers, the Company's matching contribution, 2007 earnings and account balance at year end. During 2007, there were no withdrawals by, or distributions to, any named executive officer.

Name	Executive Contributions in 2007 (1)	Company Contributions in 2007 (2)	Aggregate Earnings in 2007	Aggregate Balance at 12/31/07
Eugene A. Hall	58,247	51,823	6,309	165,550
Christopher J. Lafond	26,694	20,493	2,623	75,967
Robert C. Patton	89,456	29,582	6,720	187,308
Lewis G. Schwartz	23,884	17,684	1,946	66,260

(1) The amount of Executive Contributions is included in the Base Salary and/or Non-Equity Incentive Compensation amounts reported for the named executive officer in the Summary Compensation Table on page 20.

(2) Company Contributions are included in the "All Other Compensation" column of the Summary Compensation Table, and in the "Company Match Under Non-qualified Deferred Compensation Plan" column of the Other Compensation Table on page 21 for the named executive officers.

OTHER INFORMATION

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Based on our review of information on file with the SEC and our stock records, the following table provides certain information about beneficial ownership of shares of our Common Stock as of April 16, 2008 by: (i) each person (or group of affiliated persons) which is known by us to own beneficially more than five percent of our Common Stock, (ii) each of our directors, (iii) each named executive officer (with the exception of Mr. Patton whose employment terminated in February 2008), and (iv) all directors, named executive officers and other current executive officers as a group. Unless otherwise indicated, the address for those listed below is c/o Gartner, Inc., 56 Top Gallant Road, Stamford, CT 06902. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table directly own, and have sole voting and investment power with respect to, all shares of our Common Stock shown as beneficially owned by them. None of these shares has been pledged.

Beneficial Owner	Number of Shares Beneficially Owned	Percent Owned
Michael J. Bingle (1)	13,225,518	13.8%
Richard J. Bresser (2)	7,367	—
Karen E. Dykstra (3)	9,425	*
Russell P. Fradin (2)	2,576	*
Anne Sutherland Fuchs (4)	47,367	*
William O. Grabe (4)	102.367	*
Max D. Hopper (4)	63,367	*
John R. Joyce (1)	13,225,518	13.8%
Stephen G. Pagliuca (5)	74,367	*
James C. Smith (6)	784,316	*
Jeffrey W. Ubben (7), (8)	20,812,013	21.7%
Eugene A. Hall (9)	1,866,386	1.9%
Christopher J. Lafond (10)	462,645	*
Lewis G. Schwartz (11)	279,260	*
Peter Sondergaard (12)	273,999	*
All current directors, named executive officers and other current executive officers as a group (24 persons) (13)	39,248,442	39.6%
Silver Lake Partners, L.P. and affiliates (1) 2725 Sand Hill Road, Suite 150, Menlo Park, CA 94025	13,225,518	13.8%
VA Partners, L.L.C. and affiliates (8) 435 Pacific Avenue, San Francisco, CA 94133	20,812,013	21.7%
Marathon Asset Management LLP (14) 5 Upper St. Martin's Lane, London WC2H 9EA UK	5,799,300	6.0%
Baron Capital Group, Inc. (15) 767 Fifth Avenue, New York, NY 10153	6,402,700	6.7%

* Less than 1%

(1) Represents shares owned by a group of investment funds affiliated with Silver Lake Partners, L.P., the General Partner of which is Silver Lake Technology Associates, L.L.C., including (i) 12,179,457 shares owned by Silver Lake Partners, L.P.; (ii) 349,981 shares owned by Silver Lake Investors, L.P.; and (iii) 696,080 shares owned by Silver Lake Technology Investors, L.L.C. Silver Lake Technology Associates, L.L.C. is the General Partner of each of Silver Lake Partners, L.P. and Silver Lake Investors, L.P. A subsidiary of Silver Lake Technology Management, L.L.C. is the manager of Silver Lake Technology Investors, L.L.C. Each of Mr. Bingle and Mr. Joyce is a Managing Director of each of Silver Lake Technology Associates, L.L.C. and of Silver Lake Technology Management, L.L.C. As such, each of Mr. Bingle and Mr. Joyce could be deemed to have shared voting or dispositive power over these shares. However, each of Mr. Bingle and Mr. Joyce disclaims beneficial ownership in these shares, except to the extent of his pecuniary interest therein.

(2) Includes 2,576 restricted stock units ("RSUs") that will be released within 60 days of April 16, 2008.

(3) Includes 2,625 RSUs that will be released within 60 days of April 16, 2008.

(4) Includes 2,576 RSUs that will be released, and 21,000 shares issuable upon the exercise of stock options that are exercisable, within 60 days of April 16, 2008.

(5) Includes 2,576 RSUs that will be released, and 21,000 shares issuable upon the exercise of stock options that are exercisable, within 60 days of April 16, 2008, and 10,000 shares held by members of Mr. Pagliuca's immediate family as to which Mr. Pagliuca may be deemed a beneficial owner.

(6) Includes 2,576 RSUs that will be released, and 2,333 shares issuable upon the exercise of stock options that are exercisable, within 60 days of April 16, 2008 and 50,000 shares held by members of Mr. Smith's immediate family as to which Mr. Smith may be deemed a beneficial owner.

(7) Includes 2,576 RSUs that will be released, and 22,000 shares issuable upon the exercise of stock options that are exercisable, within 60 days of April 16, 2008.

(8) Includes 18,636,437 shares owned directly by ValueAct Capital Master Fund, L.P. and 2,151,000 shares owned directly by ValueAct Capital Master Fund III, L.P. that may be deemed to be beneficially owned by (i) VA Partners I, LLC, as General Partner of ValueAct Capital Master Fund, L.P., (ii) VA Partners III, LLC, as General Partner of ValueAct Capital Master Fund III, L.P., (iii) ValueAct Capital Management, L.P., as the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P., (iv) ValueAct Capital Management, LLC, as General Partner of ValueAct Capital Management, L.P., (v) ValueAct Holdings, L.P., as the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC and as the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC and (v) ValueAct Holdings GP, LLC, as General Partner of ValueAct Holdings, L.P. Jeffrey W. Ubben is a member of the Management Board of ValueAct Holdings GP, LLC and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(9) Includes 200,000 shares of restricted stock, none of which have vested. Also includes 83,895 RSUs that will be released, and 860,000 and 252,535 shares issuable upon the exercise of stock options and stock appreciation rights ("SARs"), respectively, that are exercisable, within 60 days of April 16, 2008.

(10) Includes 19,740 RSUs that will be released, and 334,000 and 86,367 shares issuable upon the exercise of stock options and SARs, respectively, that are exercisable, within 60 days of April 16, 2008.

(11) Includes 9,870 RSUs that will be released, and 214,000 and 43,319 shares issuable upon the exercise of stock options and SARs, respectively, that are exercisable, within 60 days of April 16, 2008. Also includes 10 shares held by a member of Mr. Schwartz' immediate family as to which Mr. Schwartz may be deemed a beneficial owner.

(12) Includes 9,870 RSUs that will be released, and 178,991 and 43,319 shares issuable upon the exercise of stock options and SARs, respectively, that are exercisable, within 60 days of April 16, 2008. Also includes 650 RSUs

that will be released and 13,975 shares issuable upon the exercise of stock options that are exerciseable, within 60 days of April 16, 2008 and are held by a Mr. Sondergaard's wife (who is an employee of Gartner), as to which Mr. Sondergaard may be deemed a beneficial owner.

(13) Includes 190,054 RSUs that will be released, and 2,307,644 and 647,930 shares issuable upon the exercise of stock options and SARs, respectively, that are exercisable, within 60 days of April 16, 2008. Also includes 200,000 shares of restricted stock held by Mr. Hall, and the Silver Lake and ValueAct shares.

(14) Includes 5,674,300 shares beneficially owned by Marathon Asset Management LLP (an investment adviser) and by various control persons including M.A.M. Investments Ltd., Marathon Asset Management (Services) Ltd, William James Arah, Jeremy John Hosking and Neil Mark Ostrer, all of whom disclaim beneficial ownership of these shares. Also includes 125,000 shares held directly by Mr. Hosking.

(15) Includes 6,402,700 shares beneficially owned by Baron Capital Group, Inc. and Ronald Baron, who disclaim beneficial ownership of shares held by their controlled entities (or the investment advisory clients thereof) to the extent such shares are held by persons other than Baron Capital Group, Inc. and Ronald Baron; also includes 6,380,500 shares beneficially owned by BAMCO, Inc. and 22,000 shares beneficially owned by Baron Capital Management, Inc., who disclaim beneficial ownership of shares held by their investment advisory clients to the extent such shares are held by persons other than BAMCO, Inc., Baron Capital Management, Inc. and their affiliates.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who beneficially own more than 10% of our common stock to file reports of ownership and changes of ownership with the SEC and to furnish us with copies of the reports they file. Based solely on our review of the reports received by us, or written representations from certain reporting persons, we believe that all reports were timely filed.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2007 regarding the number of shares of our common stock that may be issued upon exercise of outstanding options, stock appreciation rights, warrants and other rights (including restricted stock, restricted stock units and common stock equivalents) awarded under our equity compensation plans (and, where applicable, related weighted-average exercise price information), as well as shares available for future issuance under our equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($) (1)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (1)
Equity Compensation Plans Approved by Stockholders:			
Stock option plans (2), (3)	9,133,287	12.07	8,115,835
2002 Employee Stock Purchase Plan	—	—	1,892,931
Equity Compensation Plans Not Approved by Stockholders (4)	3,103,016	9.62	—
Total	12,236,303	11.38	10,008,766

(1) The Number of Securities columns have not been adjusted to reflect withholding of shares, if any, on account of taxes in connection with any share issuance upon exercise or release. The Weighted Average Exercise Price column does not reflect the exercise price of out-of-the-money stock-settled stock appreciation rights (SARs).

(2) Consists of the 1991 Stock Option Plan, the 1993 Directors Stock Option Plan, the 1994 Long-Term Option Plan, the 1996 Long-Term Option Plan, the 1998 Long Term Stock Option Plan and the 2003 Long-Term Incentive Plan (2003 LTIP). Securities are currently available for issuance only under the 2003 LTIP.

(3) With respect to stock-settled SARs issued under the 2003 LTIP, we have calculated, and given effect in the table to, the number of shares of common stock that would be issued upon settlement of outstanding in-the-money SARs at December 31, 2007 (196,648) using the closing price of Gartner common stock at fiscal year end ($17.56), and not the actual number of SARs outstanding at year end (1,718,053). At December 31, 2007, there were 625,326 out-of-the-money SARs outstanding with exercise prices ranging from $21.03 to $26.32 which have not been included in the table, nor reflected in the weighted average calculation.

(4) Consists of the 1999 Stock Option Plan. No securities are available for issuance under this plan.

TRANSACTIONS WITH RELATED PERSONS

Gartner is a provider of comprehensive research coverage of the IT industry to approximately 10,000 client organizations, including approximately 400 Fortune 500 companies across 75 countries. Because of our worldwide reach, it is not unusual for Gartner to engage in ordinary course of business transactions involving the sale of research or consulting services with entities in which one of our directors, executive officers or a greater than 5% owner of our stock, or immediate family member of any of them, may also be a director, executive officer, partner or investor, or have some other direct or indirect interest. We will refer to these transactions generally as related party transactions.

Our Governance Committee reviews all related party transactions to determine whether any director, executive officer or a greater than 5% owner of our stock, or immediate family member of any of them, has a *material* direct or indirect interest, or whether the independence from management of our directors may be compromised as a result of the relationship or transaction. Our Board Principles and Practices, which are posted on *www.investor.gartner.com,* require directors to disclose all actual or potential conflicts of interest regarding a matter being considered by the Board or any of its committees and to recuse themselves from that portion of the Board or committee meeting at which the matter is addressed to permit independent discussion. Additionally, the member with the conflict must abstain from voting on any such matter. Additionally, the Governance Committee is charged with resolving any conflict of interest issues brought to its attention and has the power to request the Board to take appropriate action, up to and including requesting the involved director to resign. Our Audit Committee and/or Board of Directors reviews and approves all material related party transactions involving our directors in accordance with applicable provisions of Delaware law and with the advice of counsel, if deemed necessary.

The Company maintains a written conflicts of interest policy which is posted on our intranet and prohibits all Gartner employees, including our executive officers, from engaging in any personal, business or professional activity which conflicts with or appears to conflict with their employment responsibilities and from maintaining financial interests in entities that could create an appearance of impropriety in their dealings with the Company. Additionally, the policy prohibits all Gartner employees from entering into agreements on behalf of Gartner with any outside entity if the employee knows that the entity is a related party to a Gartner employee; i.e., that the contract would confer a financial benefit, either directly or indirectly, on a Gartner employee or his or her relatives. All potential conflicts of interest and related party transactions involving Gartner employees must be reported to, and pre-approved by, the General Counsel.

In 2007, there were no related party transactions in which any director, executive officer or a greater than 5% owner of our stock, or immediate family member of any of them, had or will have a material direct or indirect interest.

PROPOSAL TWO: RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected KPMG LLP to serve as the Company's independent auditors for the 2008 fiscal year. Additional information concerning the Audit Committee and its activities with KPMG can be found in the "Audit Committee Report" and the "Principal Accountant Fees and Services" on page 36.

The Sarbanes-Oxley Act of 2002 and Section 10A of the Securities Exchange Act of 1934 require that the Audit Committee of the Board of Directors be directly responsible for the appointment, compensation and oversight of the audit work of the Company's independent registered public accounting firm. Ratification by the stockholders of the selection of KPMG is not required by law, the Company's bylaws or otherwise. However, the Board of Directors is submitting the selection of KPMG for stockholder ratification to ascertain stockholders' views on the matter.

Representatives of KPMG will attend the Annual Meeting to respond to appropriate questions and to make a statement if they desire to do so.

RECOMMENDATION OF OUR BOARD

The Board of Directors unanimously recommends that you vote FOR the Proposal to ratify the selection of KPMG LLP as the Company's independent auditors for fiscal 2008.

AUDIT COMMITTEE REPORT

We have reviewed and discussed with management and with KPMG Gartner's audited financial statements for the year ended December 31, 2007. We have discussed with KPMG the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended. KPMG has provided to us the written disclosures and the letter required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*), and we discussed with KPMG that firm's independence.

Based on the review and discussions noted above, we recommended to our Board of Directors that the audited financial statements for the year ended December 31, 2007 be included in Gartner's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the Securities and Exchange Commission.

Audit Committee of the Board of Directors
Richard J. Bressler
Karen E. Dykstra
Max D. Hopper
James C. Smith

April 22, 2008

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2007, KPMG performed recurring audit services, including the examination of our annual financial statements, limited reviews of quarterly financial information, certain statutory audits and tax services for the Company. The aggregate fees billed for professional services by KPMG in 2006 and 2007 for various services performed by them were as follows:

Types of Fees	2006	2007
Audit Fees	$2,254,778	$2,336,000
Audit-Related Fees	119,695	—
Tax Fees	489,898	287,000
Other Fees	—	—
Total Fees	$2,864,371	$2,623,000

Audit Fees. Audit fees billed for 2006 and 2007 relate to professional services rendered by KPMG for the audit of the Company's annual consolidated financial statements contained in the Company's Annual Report on Form 10-K, the review of its quarterly financial statements contained in the Company's Quarterly Reports on Form 10-Q, as well as work performed in connection with statutory and regulatory filings.

Audit-Related Fees. Audit-related fees billed for 2006 and 2007 relate to professional services rendered by KPMG primarily for audit support services.

Tax Fees. Tax fees billed for 2006 and 2007 relate to professional services rendered by KPMG for permissible tax compliance in foreign locations, tax advice, tax planning and tax audits.

Other Fees. This category of fees covers all fees for any permissible service not included in the above categories. KPMG provided no services in this category in 2006 and 2007.

Pre-Approval Policies. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by KPMG. These services may include audit services, audit-related services, tax services and other services.

Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. KPMG and management report periodically to the Audit Committee regarding the extent of services provided by KPMG in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. In the case of permissible tax services, the Audit Committee has approved overall fee amounts for specific types of permissible services (i.e., tax compliance, tax planning and tax audit support) to allow management to engage KPMG expeditiously as needed as projects arise. All services rendered in 2007 were pre-approved by the Audit Committee.

MISCELLANEOUS

STOCKHOLDER COMMUNICATIONS

Stockholders and other interested parties may communicate with any of our directors by writing to them c/o Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. 10212, Stamford, CT 06904-2212. All communications other than those which on their face are suspicious, inappropriate or illegible will be delivered to the director to whom they are addressed.

AVAILABLE INFORMATION

Our website address is *www.gartner.com*. The investor relations section of our website is located at *www.investor.gartner.com* and contains, under the "Corporate Governance" link, printable and current copies of our (i) CEO & CFO Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers, (ii) Code of Business Conduct, which applies to all Gartner officers, directors and employees, (iii) Principles of Ethical Conduct which applies to all employees, (iv) Board Principles and Practices, the corporate governance principles that have been adopted by our Board and (v) charters for each of the Board's standing committees: Audit, Compensation and Governance/Nominating. This information is also available in print to any stockholder who makes a written request to Investor Relations, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904—2212.

SOLICITATION OF PROXIES

This solicitation of proxies is being made by the Company and we will bear the entire cost of this solicitation, including costs associated with mailing the Notice of Internet Availability of Proxy Materials and related internet access to proxy materials, the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy, and any additional solicitation material that we may provide to stockholders. Gartner will request brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others to solicit proxies from these persons and will pay the costs associated with such activities. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic mail and other means by our directors, officers and employees. No additional compensation will be paid to these individuals for any such services.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS FOR OUR 2009 ANNUAL MEETING

If you want to make a proposal for consideration at next year's Annual Meeting and have it included in our proxy materials, we must receive your proposal by December 23, 2008, and the proposal must comply with the rules of the SEC. If you want to make a proposal for consideration at next year's Annual Meeting without having the proposal included in our proxy materials, we must receive your proposal at least 90 days prior to the 2009 Annual Meeting. If we give less than 100 days' notice of the 2009 Annual Meeting, we must receive your proposal within ten days after we give the notice. If we do not receive your proposal by the appropriate deadline, then it may not be brought before the 2009 Annual Meeting. Proposals should be addressed to the Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, Connecticut 06904-2212.

ANNUAL REPORT

A copy of our Annual Report on Form 10-K for the year ended December 31, 2007 has been filed with the Securities and Exchange Commission and will be sent to any stockholder, without charge, upon written request to Investor Relations, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, Connecticut 06904-2212. You may also obtain a copy at *www.investor.gartner.com*. A copy of the Annual Report on Form 10-K is also contained in our 2007 Annual Report to Stockholders, which accompanies this Proxy Statement.

THE BOARD OF DIRECTORS OF GARTNER, INC.

Lewis G. Schwartz
Corporate Secretary

Stamford, Connecticut
April 22, 2008

2007

Annual Report on Form 10-K

Gartner.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 1-14443

GARTNER, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**04-3099750** (I.R.S. Employer Identification No.)
P.O. Box 10212 **56 Top Gallant Road** **Stamford, CT.** (Address of principal executive offices)	**06902-7700** (Zip Code)

(203) 316-1111
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.0005 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2007, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $1,721,540,662 based on the closing sale price as reported on the New York Stock Exchange.

The number of shares outstanding of the issuer's common stock, $0.005 par value per share, was 98,533,148 as of January 31, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders to be held June 5, 2008 (Proxy Statement)	Part III

GARTNER, INC.
2007 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

GENERAL

Gartner, Inc. is a leading research and advisory firm that helps executives use technology to build, guide and grow their enterprises. We offer independent and objective research and analysis on information technology, computer hardware, software, communications and related technology industries (the "IT industry"). We provide comprehensive coverage of the IT industry to approximately 10,000 client organizations, including approximately 400 of the Fortune 500 companies, across 75 countries. Our client base consists primarily of chief information officers ("CIOs") and other senior IT and business executives from a wide variety of enterprises, government agencies and the investment community. Unless otherwise indicated or unless the context requires otherwise, all references in this Form 10-K to "Gartner," "Company," "we," "us," "our" or similar terms mean Gartner, Inc. and its subsidiaries on a consolidated basis.

The foundation for all Gartner products and services is our independent research on IT issues. The findings from this research are delivered through our three customer channels, depending on an individual client's specific business needs, preferences and objectives:

- ***Research*** – Provides research content and advice for IT professionals, technology companies and the investment community in the form of reports and briefings, as well as peer networking services and membership programs designed specifically for CIOs and other senior executives.

- ***Consulting*** – Consists primarily of consulting, measurement engagements and strategic advisory services (paid one-day analyst engagements known as "SAS"), which provide assessments of cost, performance, efficiency and quality focused on the IT industry.

- ***Events*** – Consists of various symposia, conferences and exhibitions focused on the IT industry.

Since its founding in 1979, Gartner has established a leading brand in the IT research marketplace.

MARKET OVERVIEW

Information technology has become increasingly critical to the operational and financial success of corporations and governments over the last two decades. Once a support function, IT is now viewed as a strategic component of growth and operating performance. Accordingly, it has become imperative for executives and IT professionals to manage their IT spending and purchasing decisions efficiently and effectively.

As the cost of IT solutions continues to rise, executives and technology professionals have realized the importance of making well-informed decisions and increasingly seek to maximize their returns on IT capital investments. As a result, any IT investment decision in an enterprise is subject to increased financial scrutiny. In addition, today's IT marketplace is dynamic and complex. Technology providers continually introduce new products with a wide variety of standards and features that are prone to shorter life cycles. Users of technology – a group that encompasses nearly all organizations – must keep abreast of new developments in technology to ensure that their IT systems are reliable, efficient and meet their needs.

Given the heightened emphasis organizations are placing on technology decision making and spending, companies and governments are increasingly turning to outside experts for guidance in IT procurement, implementation and operations in order to maximize the value of their IT investments. Accordingly, it is critical that CIOs and other executives obtain value-added, independent and objective research and analysis of the IT market to assist them in these IT-related decisions.

OUR SOLUTION

We provide high-quality, independent and objective research and analysis of the IT industry. Through our entire product portfolio, our global research community provides thought leadership and insight about technology acquisition and deployment to CIOs, executives and other technology leaders.

We employ a diversified business model that utilizes and leverages the breadth and depth of our intellectual capital. The foundation for our business model is our ability to create and distribute our proprietary research content as broadly as possible via published reports and briefings, consulting and advisory services, and hosting symposia, conferences and exhibitions.

With a base of 650 research analysts, we create timely and relevant technology-related research. In addition, we have over 470 experienced consultants who combine our objective, independent research with a practical, business perspective focused on the IT industry. Our events are among the world's largest of their kind, gathering highly qualified audiences of senior business executives, IT professionals and purchasers and providers of IT products and services.

PRODUCTS AND SERVICES

Our principal products and services are Research, Consulting and Events:

- **RESEARCH.** The Gartner global research product is the fundamental building block for all Gartner services. We combine our proprietary research methodologies with extensive industry and academic relationships to create Gartner solutions. Our research agenda is defined by clients' needs, focusing on the critical issues, opportunities and challenges they face every day. Our research analysts are in regular contact with both technology providers and technology users, enabling them to identify the most pertinent topics in the IT marketplace and develop relevant product enhancements to meet the evolving needs of users of our research. Our proprietary research content, presented in the form of reports, briefings, updates and related tools, is delivered directly to the client's desktop via our website and/or product-specific portals. Our research analysts provide in-depth analysis on all aspects of technology, including hardware, software and systems, services, IT management, market data and forecasts, and vertical industry issues. Clients typically sign contracts that provide access to our research content for individual users over a period of time. The research contracts are renewed on an ongoing basis; to date, we have enjoyed strong research client retention, with 82% of users renewing their contracts in 2007, as well as 101% wallet retention, a measure of the amount of contract value we have retained with clients over 2006.

  Our strategy is to align our service and product offerings around individual roles within targeted key client groups. For example, Gartner Executive Programs (EP) comprises exclusive membership programs designed to help CIOs, senior IT executives and other business executives become more effective in their enterprises. An EP membership leverages the knowledge and expertise of Gartner in ways that are specific to the CIO's needs and offers role-based offerings and member-only communities for peer-based collaboration. Our 3,700 EP members also receive advice and counsel from an executive partner who understands their goals and can ensure the most effective level of support from Gartner.

  Our Best Practices Councils are exclusive peer exchange communities, focused on specific functional areas of IT, that bring together senior business and IT leaders in major U.S. and international companies for exclusive events, multi-client research studies and ad hoc peer exchange forums. These programs allow clients to learn from the experiences of their peers and share best practices in functional areas such architecture and IT planning, emerging technology management, enterprise application, information security, infrastructure management, and IT sourcing management in order to solve common business problems, improve corporate performance and drive greater effectiveness.

  Our End-User Programs focus on the needs of the IT end-user market with a variety of product offerings. Gartner for IT Leaders, a product suite we rolled out in 2006, provides eight role-based research offerings to assist end-user IT leaders with effective decision making. These products align a client's specific job-related challenges with appropriate Gartner analysts and insight, and connect IT leaders to IT peers who share common business and technology issues.

  Our High Tech & Telecom Programs focus on the needs of high-technology and telecommunications service providers, professional services firms and IT investors to help them be more successful in their specific job roles within their particular sub-industry. We leverage Gartner research and other information into industry-specific expertise and solutions.

- **CONSULTING.** Gartner consultants provide fact-based consulting services to help our clients use and manage IT to enable business performance. We seek to accomplish three major outcomes for our clients: applying IT to drive improvements in business performance; creating sustainable IT efficiency that ensures a constant return on IT investments; and strengthening the IT organization and operations to ensure high-value services to the client's lines of business and to enable the client to adapt to business changes.

  We utilize our benchmarking capabilities and our business solutions to drive these outcomes. Our benchmarking capabilities are provided as information offerings. Our business solutions, enabled by benchmarking, include IT Transformation, IT Optimization, Sourcing Optimization and Business Enablement. We deliver our consulting solutions by capitalizing on Gartner assets that are invaluable to IT decision making, including: (1) our research, which ensures that our consulting analyses and advice are based on a deep understanding of the IT environment and the business of IT; (2) our market independence, which keeps our consultants focused on our client's success; and (3) our benchmarking capabilities, which provide relevant comparisons and best practices to assess and improve performance.

- **EVENTS.** Gartner symposia and conferences are gatherings of technology's most senior IT and business strategists and practitioners. Symposia and conferences give clients live access to insights developed from our latest proprietary research in a concentrated way. Informative sessions led by Gartner analysts are augmented with technology showcases, peer exchange, analyst one-on-one meetings, workshops and keynotes by technology's top leaders. Symposia and conferences also provide participants with an opportunity to interact with business executives from the world's leading technology companies. Except for certain invitation-only events, attendance is not limited to Gartner clients. In 2007, the 78 Gartner events throughout the United States, Europe, Latin America and the Asia/Pacific region attracted over 44,000 attendees.

  Gartner conferences attract high-level IT and business professionals ready to buy technology products and services, and provide a commercial opportunity for attendees to interact with this audience. Gartner Symposium, offered each spring and fall in various international locations, is a large, strategic conference for senior IT and business professionals. Symposium is combined with ITxpo, an exhibition where the latest technology products and solutions are demonstrated. We also offer conferences in many locations around the world on specialized topics such as security, outsourcing, wireless technology, and the impact of IT on the public sector and the utilities, media and financial services industries.

Note 13 – Segment Information in the Notes to the Consolidated Financial Statements contained within this Form 10-K includes financial information about our geographic areas and our three business segments: Research, Consulting and Events.

COMPETITION

We believe that the principal factors that differentiate us from our competitors are:

- Superior IT Research Content – We believe that we create the broadest, highest-quality and most relevant research coverage of the IT industry. Our research analysis generates unbiased insight that we believe is timely, thought-provoking and comprehensive, and that is known for its high quality, independence and objectivity.

- Our Leading Brand Name – For more than a quarter of a century, we have been providing critical, trusted insight under the Gartner name.

- Our Global Footprint and Established Customer Base – We have a global presence with operations in 75 countries on six continents. Sales outside of North America accounted for approximately 43% of our 2007 revenues.

- Substantial Operating Leverage in Our Business Model – We have the ability to distribute our intellectual property and expertise across multiple platforms, including research publications, consulting engagements, conferences and executive programs, to derive incremental revenues and profitability.

- Experienced Management Team – Our management team is composed of IT research veterans and experienced industry executives.

Notwithstanding these differentiating factors, we face competition from a significant number of independent providers of information products and services. We compete indirectly against consulting firms and other information providers, including electronic and print media companies. These indirect competitors could choose to compete directly with us in the future. Additionally, we face competition from free sources of information that are available to our clients through the Internet. Limited barriers to entry exist in the markets in which we do business. As a result, new competitors may emerge and existing competitors may start to provide additional or complementary services. However, we believe the breadth and depth of our research assets position us well versus our competition. Increased competition may result in loss of market share, diminished value in our products and services, reduced pricing and increased sales and marketing expenditures.

INTELLECTUAL PROPERTY

Our success has resulted in part from proprietary methodologies, software, reusable knowledge capital and other intellectual property rights. We rely on a combination of copyright, trademark, trade secret, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. We have policies related to confidentiality, ownership and the use and protection of Gartner's intellectual property, and we also enter into agreements with our employees as appropriate that protect our intellectual property.

We recognize the value of our intellectual property in the marketplace and vigorously identify, create and protect it. Additionally, we actively monitor and enforce contract compliance by our end users.

EMPLOYEES

As of December 31, 2007, we had 4,006 employees, of which 691 were located at our headquarters in Stamford, Connecticut; 1,742 were located at our other facilities in the United States; and 1,573 were located outside of the United States. Our employees may be subject to collective bargaining agreements at a company or industry level in those countries where this is part of the local labor law or practice. We have experienced no work stoppages and consider our relations with our employees to be favorable.

AVAILABLE INFORMATION

Our Internet address is *www.gartner.com* and the investor relations section of our website is located at *www.investor.gartner.com*. We make available free of charge, on or through the investor relations section of our website, printable copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

Also available at *www.investor.gartner.com*, under the "Corporate Governance" link, are printable and current copies of our (i) CEO & CFO Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers, (ii) Code of Business Conduct, which applies to all Gartner officers, directors and employees, (iii) Principles of Ethical Conduct which applies to all Gartner employees, (iv) Board Principles and Practices, the corporate governance principles that have been adopted by our Board and (v) charters for each of the Board's standing committees: Audit, Compensation and Governance/Nominating. This information is also available in print and free of charge to any shareholder who makes a written request to Investor Relations, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212.

ITEM 1A. RISK FACTORS.

FACTORS THAT MAY AFFECT FUTURE PERFORMANCE.

We operate in a very competitive and rapidly changing environment that involves numerous risks and uncertainties, some of which are beyond our control. In addition, we and our clients are affected by the economy. The following section discusses many, but not all, of these risks and uncertainties.

Risks related to our business

Our operating results could be negatively impacted if the IT industry experiences an economic down cycle. Our revenues and results of operations are influenced by economic conditions in general and more particularly by business conditions in the IT industry. A general economic downturn or recession, anywhere in the world, could negatively affect demand for our products and services and may substantially reduce existing and potential client information technology-related budgets. Such a downturn could materially and adversely affect our business, financial condition and results of operations, including the ability to maintain client retention, wallet retention and consulting utilization rates, and achieve contract value and consulting backlog growth.

We face significant competition and our failure to compete successfully could materially adversely affect our results of operations and financial condition. We face direct competition from a significant number of independent providers of information products and services, including information that can be found on the Internet free of charge. We also compete indirectly against consulting firms and other information providers, including electronic and print media companies, some of which may have greater financial, information gathering and marketing resources than we do. These indirect competitors could also choose to compete directly with us in the future. In addition, limited barriers to entry exist in the markets in which we do business. As a result, additional new competitors may emerge and existing competitors may start to provide additional or complementary services. Additionally, technological advances may provide increased competition from a variety of sources. However, we believe the breadth and depth of our research assets position us well versus our competition. There can be no assurance that we will be able to successfully compete against current and future competitors and our failure to do so could result in loss of market share, diminished value in our products and services, reduced pricing and increased marketing expenditures. Furthermore, we may not be successful if we cannot compete effectively on quality of research and analysis, timely delivery of information, customer service, and the ability to offer products to meet changing market needs for information and analysis, or price.

We may not be able to maintain our existing products and services. We operate in a rapidly evolving market, and our success depends upon our ability to deliver high quality and timely research and analysis to our clients. Any failure to continue to provide credible and reliable information that is useful to our clients could have a material adverse effect on future business and operating results. Further, if our predictions prove to be wrong or are not substantiated by appropriate research, our reputation may suffer and demand for our products and services may decline. In addition, we must continue to improve our methods for delivering our products and services in a cost-effective manner. Failure to increase and improve our electronic delivery capabilities could adversely affect our future business and operating results.

We may not be able to introduce the new products and services that we need to remain competitive. The market for our products and services is characterized by rapidly changing needs for information and analysis. To maintain our competitive position, we must continue to enhance and approve our products and services, develop or acquire new products and services in a timely manner, and appropriately position and price new products and services relative to the marketplace and our costs of producing them. Any failure to achieve successful client acceptance of new products and services could have a material adverse effect on our business, results of operations and financial position.

We depend on renewals of subscription-based services and sales of new subscription-based services for a significant portion of our revenue, and our failure to renew at historical rates or generate new sales of such services could lead to a decrease in our revenues. A large portion of our success depends on our ability to generate renewals of our subscription-based research products and services and new sales of such products and services, both to new clients and existing clients. These products and services constituted 57% and 54% of our revenues for 2007 and 2006, respectively. If we are not able to renew at historical rates, and do not generate new sales in an amount sufficient to account for the shortfall arising from a decrease in renewals, our revenues will be negatively affected.

Our research subscription agreements have terms that generally range from twelve to thirty months. Our ability to maintain contract renewals is subject to numerous factors, including the following:

- Delivering high-quality and timely analysis and advice to our clients;

- Understanding and anticipating market trends and the changing needs of our clients; and

- Delivering products and services of the quality and timeliness necessary to withstand competition.

Additionally, as we implement our strategy to realign our business to client needs, we may shift the type and pricing of our products which may impact client renewal rates. While research client retention rates were 82% and 81% at both December 31, 2007 and 2006, respectively, there can be no guarantee that we will continue to maintain this rate of client renewals.

Generating new sales of our subscription-based products and services, both to new and existing clients, is often a time consuming process. If we are unable to generate new sales, due to competition or other factors, our revenues will be adversely affected.

We depend on non-recurring consulting engagements and our failure to secure new engagements could lead to a decrease in our revenues. Consulting segment revenues constituted 27% and 29% of our revenues for 2007 and 2006, respectively. These consulting engagements typically are project-based and non-recurring. Our ability to replace consulting engagements is subject to numerous factors, including the following:

- Delivering consistent, high-quality consulting services to our clients;

- Tailoring our consulting services to the changing needs of our clients; and

- Our ability to match the skills and competencies of our consulting staff to the skills required for the fulfillment of existing or potential consulting engagements.

Any material decline in our ability to replace consulting arrangements could have an adverse impact on our revenues and our financial condition.

The profitability and success of our conferences, symposia and events could be adversely affected if we are unable to obtain desirable dates and locations. The market for desirable dates and locations for conferences, symposia and events is highly competitive. If we cannot secure desirable dates and locations for our conferences, symposia and events their profitability could suffer, and our financial condition and results of operations may be adversely affected. In addition, because our events are scheduled in advance and held at specific locations, the success of these events can be affected by circumstances outside of our control, such as labor strikes, transportation shutdowns, economic slowdowns, terrorist attacks, natural disasters and other world events impacting the global economy, the occurrence of any of which could negatively impact the success of the event.

Our sales to governments are subject to appropriations and may be terminated. We derive revenues from contracts with the U.S. government, state and local governments, and their respective agencies, and foreign governments and their agencies. At December 31, 2007, approximately $190.0 million of our Research contract value and Consulting backlog was attributable to governments. Our U.S. government contracts are subject to the approval of appropriations by the U.S. Congress to fund the agencies contracting for our services, and our contracts at the state and local levels are subject to various government funding authorizations and mechanisms. In general, most if not all of these contracts may be terminated at any time without cause ("termination for convenience"). Should appropriations for the governments and agencies that contract with us be curtailed, or should government contracts be terminated for convenience, we may experience a significant loss of revenue.

We may not be able to attract and retain qualified personnel which could jeopardize the quality of our products and services. Our success depends heavily upon the quality of our senior management, research analysts, consultants, sales and other key personnel. We face competition for the limited pool of these qualified professionals from, among others, technology companies, market research firms, consulting firms, financial services companies and electronic and print media companies, some of which have a greater ability to attract and compensate these professionals. Some of the personnel that we attempt to hire are subject to non-compete agreements that could impede our short-term recruitment efforts. Any failure to retain key personnel or hire and train additional qualified personnel as required to support the evolving needs of clients or growth in our business, could adversely affect the quality of our products and services, as well as future business and operating results.

We may not be able to maintain the equity in our brand name. We believe that our "Gartner" brand, including our independence, is critical to our efforts to attract and retain clients and that the importance of brand recognition will increase as competition increases. We may expand our marketing activities to promote and strengthen the Gartner brand and may need to increase our marketing budget, hire additional marketing and public relations personnel, expend additional sums to protect the brand and otherwise increase expenditures to create and maintain client brand loyalty. If we fail to effectively promote and maintain the Gartner brand, or incur excessive expenses in doing so, our future business and operating results could be adversely impacted.

Our international operations expose us to a variety of operational risks which could negatively impact our future revenue and growth. Our operating results are subject to the risks inherent in international business activities, including general political and economic conditions in each country, changes in market demand as a result of tariffs and other trade barriers, challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous foreign laws and regulations, differences between U.S. and foreign tax rates, and the difficulty of enforcing client agreements, collecting accounts receivable and protecting intellectual property rights in international jurisdictions. Furthermore, we rely on local distributors or sales agents in some international locations. If any of these arrangements are terminated by our agent or us, we may not be able to replace the arrangement on beneficial terms or on a timely basis, or clients of the local distributor or sales agent may not want to continue to do business with us or our new agent.

Our international operations expose us to changes in foreign currency exchange rates. Approximately 45% of our revenues for 2007 and 2006 were derived from sales outside of the U.S. Revenues earned outside the U.S. are transacted in local currencies, which generally fluctuate against the dollar. While we may use forward exchange contracts to a limited extent to seek to mitigate foreign currency risk, our revenues and results of operations could be adversely affected by unfavorable foreign currency fluctuations.

The costs of servicing our outstanding debt obligations could impair our future operating results. We have a $180.0 million term loan as well as a $300.0 million revolving credit facility. The revolving credit facility may be increased up to an additional $100.0 million at our lenders' discretion (the "expansion feature"), for a total revolving credit facility of $400.0 million. However, the $100.0 million expansion feature may or may not be available to us depending upon prevailing credit market conditions.

At December 31, 2007, $394.0 million was outstanding on this facility. The affirmative, negative and financial covenants of the credit facility could limit our future financial flexibility. The associated debt service costs of this facility could impair our future operating results. The outstanding debt may limit the amount of cash or additional credit available to us, which could restrain our ability to expand or enhance products and services, respond to competitive pressures or pursue future business opportunities requiring substantial investments of additional capital.

We may require additional cash resources which may not be available on favorable terms or at all. We believe that our existing cash balances, cash flow from operations, and the borrowing capacity we have under our five-year revolving credit facility will be sufficient for our expected short-term and foreseeable long-term needs.

We may, however, require additional cash resources due to changed business conditions, implementation of our strategy and stock repurchase program, or to pursue future business opportunities requiring substantial investments of additional capital. If our existing financial resources are insufficient to satisfy our requirements, we may seek additional borrowings. Prevailing credit market conditions may negatively affect debt availability and cost, and, as a result, financing may not be available in amounts or on terms acceptable to us, if at all. In addition, the incurrence of additional indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.

If we are unable to enforce and protect our intellectual property rights our competitive position may be harmed. We rely on a combination of copyright, patent, trademark, trade secret, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized third parties may obtain and use technology or other information that we regard as proprietary. Our intellectual property rights may not survive a legal challenge to their validity or provide significant protection for us. The laws of certain countries do not protect our proprietary rights to the same extent as the laws of the United States. Accordingly, we may not be able to protect our intellectual property against unauthorized third-party copying or use, which could adversely affect our competitive position. Our employees are subject to non-compete agreements. When the non-competition period expires, former employees may compete against us. If a former employee chooses to compete against us prior to the expiration of the non-competition period, we seek to enforce these non-compete provisions but there is no assurance that we will be successful in our efforts.

We have grown, and may continue to grow, through acquisitions and strategic investments, which could involve substantial risks. We have made and may continue to make acquisitions of, or significant investments in, businesses that offer complementary products and services, including our acquisition of META that we completed on April 1, 2005. The risks involved in each acquisition or investment include the possibility of paying more than the value we derive from the acquisition, dilution of the interests of our current stockholders or decreased working capital, increased indebtedness, the assumption of undisclosed liabilities and unknown and unforeseen risks, the ability to retain key personnel of the acquired company, the time to train the sales force to market and sell the products of the acquired business, the potential disruption of our ongoing business and the distraction of management from our business. The realization of any of these risks could adversely affect our business.

We face risks related to litigation. We are, and may in the future be, subject to a variety of legal actions, such as employment, breach of contract, intellectual property-related, and business torts, including claims of unfair trade practices and misappropriation of trade secrets. Given the nature of our business, we are also subject to defamation (including libel and slander), negligence, or other claims relating to the information we publish. Regardless of the merits, responding to any such claim could be time consuming, result in costly litigation and require us to enter into settlements, royalty and licensing agreements which may not be offered or available on reasonable terms. If a successful claim is made against us and we fail to settle the claim on reasonable terms, our business, results of operations or financial position could be materially adversely affected.

We face risks related to taxation. We operate in numerous domestic and foreign taxing jurisdictions and our level of operations and profitability in each jurisdiction may have an impact upon the amount of income taxes that we provide in any given year. In addition, our tax filings for various tax years are subject to audit by the tax authorities in jurisdictions where we conduct business. These audits may result in assessments of additional taxes, and resolution of these matters involves uncertainties and there are no assurances that the ultimate resolution will not exceed the amounts provided.

Risks related to our common stock

Our operating results may fluctuate from period to period and may not meet the expectations of securities analysts or investors or guidance we have given, which may cause the price of our common stock to decline. Our quarterly and annual operating results may fluctuate in the future as a result of many factors, including the timing of the execution of research contracts, which typically occurs in the fourth calendar quarter, the extent of completion of consulting engagements, the timing of symposia and other events, which also occur to a greater extent in the fourth calendar quarter, the amount of new business generated, the mix of domestic and international business, changes in market demand for our products and services, the timing of the development, introduction and marketing of new products and services, and competition in the industry. An inability to generate sufficient earnings and cash flow, and achieve our forecasts, may impact our operating and other activities. The potential fluctuations in our operating results could cause period-to-period comparisons of operating results not to be meaningful and may provide an unreliable indication of future operating results. Furthermore, our operating results may not meet the expectations of securities analysts or investors in the future or guidance we have given. If this occurs, the price of our stock would likely decline.

Interests of certain of our significant stockholders may conflict with yours. ValueAct Capital and affiliates ("ValueAct") owned approximately 21.0% of our common stock as of December 31, 2007, while Silver Lake Partners and affiliates ("Silver Lake") owned approximately 13.4% on the same date. While neither Silver Lake nor ValueAct individually holds a majority of our outstanding shares, they may be able, either individually or together, to exercise significant influence over matters requiring stockholder approval, including the election of directors and the approval of mergers, consolidations and sales of our assets. Their interests may differ from the interests of other stockholders. Additionally, representatives of Silver Lake and ValueAct in the aggregate presently hold three seats on our Board of Directors.

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid. The trading prices of our common stock could be subject to significant fluctuations in response to, among other factors, variations in operating results, developments in the industries in which we do business, general economic conditions, general market conditions, changes in the composition of our stockholder base, changes in securities analysts' recommendations regarding our securities and our performance relative to securities analysts' expectations for any quarterly period. Such volatility may adversely affect the market price of our common stock.

Future sales of our common stock in the public market could lower our stock price. Sales of a substantial number of shares of common stock in the public market by our current stockholders, or the threat that substantial sales may occur, could cause the market price of our common stock to decrease significantly or make it difficult for us to raise additional capital by selling stock. Furthermore, we have various equity incentive plans that provide for awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. As of December 31, 2007, the aggregate number of shares of our common stock issuable pursuant to outstanding grants awarded under these plans was approximately 20.9 million shares (approximately 8.8 million of which have vested). In addition, approximately 7.1 million shares may be issued in connection with future awards under our equity incentive plans. Shares of common stock issued under these plans are freely transferable without further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares held by affiliates (as that term is defined in Rule 144 under the Securities Act). We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock.

Our anti-takeover protections may discourage or prevent a change of control, even if a change in control would be beneficial to our stockholders. Provisions of our restated certificate of incorporation and bylaws and Delaware law may make it difficult for any party to acquire control of us in a transaction not approved by our Board of Directors. These provisions include:

- The ability of our Board of Directors to issue and determine the terms of preferred stock;
- Advance notice requirements for inclusion of stockholder proposals at stockholder meetings;
- A preferred shares rights agreement; and
- The anti-takeover provisions of Delaware law.

These provisions could discourage or prevent a change of control or change in management that might provide stockholders with a premium to the market price of their common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

There are no unresolved written comments that were received from the SEC staff 180 days or more before the end of our fiscal year relating to our periodic or current reports under the Exchange Act.

ITEM 2. PROPERTIES.

Our corporate headquarters is located in approximately 213,000 square feet of leased office space in three buildings located in Stamford, Connecticut, USA. These facilities accommodate research and analysis, marketing, sales, client support, production, and corporate services and administration. The leases on these facilities expire in 2010 but the leases do contain renewal options. We have a significant presence in the United Kingdom with approximately 72,000 square feet of leased office space in two buildings located in Egham, UK, for which the leases expire in 2020 and 2025, respectively. We lease an additional 19 domestic and 43 international locations that support our research and analysis, domestic and international sales efforts, and other functions. We continue to constantly assess our space needs as our business changes, but we believe that our existing facilities are adequate for our current needs and that additional space will be available as needed.

ITEM 3. LEGAL PROCEEDINGS.

We are involved in legal proceedings and litigation arising in the ordinary course of business. We believe that the potential liability, if any, in excess of amounts already accrued from all proceedings, claims and litigation will not have a material effect on our financial position or results of operations when resolved in a future period.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

We did not submit any matter to a vote of our stockholders during the fourth quarter of the year covered by this Annual Report.

Our 2008 Annual Meeting of Stockholders will be held on June 5, 2008 at the Company's offices in Stamford, Connecticut.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

As of January 31, 2008, there were approximately 2,800 holders of record of our common stock, which trades on the New York Stock Exchange under the symbol IT. The following table sets forth the high and low sale prices for our common stock as reported on the New York Stock Exchange for the periods indicated:

	2007		2006	
	High	Low	High	Low
Quarter ended March 31	$24.00	$19.44	$14.62	$12.66
Quarter ended June 30	28.44	23.57	16.63	12.65
Quarter ended September 30	25.07	19.98	17.73	12.80
Quarter ended December 31	26.59	16.10	21.40	17.12

DIVIDEND POLICY

We currently do not pay cash dividends on our common stock. While subject to periodic review, the current policy of our Board of Directors is to retain all earnings primarily to provide funds for continued growth. Our Credit Agreement, dated as of January 31, 2007, contains a negative covenant which may limit our ability to pay dividends. In addition, our Amended and Restated Security Holders Agreement with Silver Lake requires us to obtain Silver Lake's consent prior to declaring or paying dividends.

The equity compensation plan information set forth in Part III, Item 12 of this Form 10-K is hereby incorporated by reference into this Part II, Item 5.

SHARE REPURCHASES

The following table provides detail related to repurchases of our common stock in the fourth quarter of 2007. All shares repurchased were added to treasury stock. All repurchases were made pursuant to a publicly announced $200.0 million share repurchase program that was authorized by the Board of Directors in February 2007. In February 2008, the Board of Directors authorized an additional $250.0 million for share repurchases, which will supplement what remains available under the 2007 $200.0 million repurchase authorization. The open market purchases were made by brokers pursuant to purchase programs that complied with Rules 10b5-1 and 10b-18 under the Exchange Act.

Period	Total Number of Shares Purchased (#)	Average Price Paid Per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (#)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs ($000's)
October	46,518	$21.51	46,518	
November	4,000,400	19.08	4,000,400	
December	1,435,900	18.13	1,435,900	
Total fourth quarter 2007 (1)	5,482,818	$18.85	5,482,818	$270,100(2)

(1) We repurchased an additional 694,153 shares at a total cost of $10.8 million between January 1, 2008 and February 8, 2008.

(2) As of February 8, 2008.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA.

The fiscal years presented below are for the respective twelve-month period from January 1 through December 31. Data for all years was derived or compiled from our audited consolidated financial statements included herein or from submissions of our Form 10-K in prior years. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 10-K.

(In thousands, except per share data)	2007	2006	2005	2004	2003
STATEMENT OF OPERATIONS DATA					
Revenues:					
Research	$ 673,335	$ 571,217	$ 523,033	$480,486	$466,907
Consulting	325,030	305,231	301,074	259,419	258,628
Events	180,788	169,434	151,339	138,393	119,355
Other	10,045	14,439	13,558	15,523	13,556
Total revenues	1,189,198	1,060,321	989,004	893,821	858,446
Operating income	133,122	103,250	25,280	42,659	47,333
Income (loss) from continuing operations	73,553	58,192	(2,437)	16,889	23,589
Net income (loss)	$ 73,553	$ 58,192	$ (2,437)	$ 16,889	$ 23,589
PER SHARE DATA					
Basic income (loss) per share:	$ 0.71	$ 0.51	$ (0.02)	$ 0.14	$ 0.26
Diluted income (loss) per share:	$ 0.68	$ 0.50	$ (0.02)	$ 0.13	$ 0.25
Weighted average shares outstanding					
Basic	103,613	113,071	112,253	123,603	91,123
Diluted	108,328	116,203	112,253	126,326	92,579
OTHER DATA					
Cash and cash equivalents	$ 109,945	$ 67,801	$ 70,282	$160,126	$229,962
Total assets	1,133,210	1,039,793	1,026,617	861,194	918,732
Long-term debt	157,500	150,000	180,000	150,000	—
Stockholders' equity	17,498	26,318	146,588	130,048	374,790

The following items impact the comparability of our consolidated data from continuing operations:

- The results of META Group, Inc. ("META") are included in our consolidated results beginning April 1, 2005, the date of acquisition.
- We repurchased 8.4 million, 14.9 million, 0.8 million, 26.6 million, and 5.0 million of our common shares in 2007, 2006, 2005, 2004, and 2003, respectively.
- In 2003 certain long-term debt held by Silver Lake was converted into equity.
- We had pre-tax stock compensation expense of $24.1 million and $16.7 million in 2007 and 2006, respectively, under Statement of Financial Accounting Standards 123(R), "Share-Based Payment." We adopted this statement on January 1, 2006, under the modified prospective transition method.
- During 2006 and 2005 we recorded $1.5 million and $15.0 million, respectively, in pre-tax charges related to the integration of META.
- We recorded Other charges, which includes costs for severance, excess facilities, and other items, on a pre-tax basis, of $9.1 million in 2007, $0 in 2006, $29.2 million in 2005, $35.8 million in 2004, and $29.7 million in 2003.
- We recorded pre-tax goodwill impairment charges of $2.7 million in 2004. In the same year, we had $3.1 million of pre-tax foreign currency charges related to the closing of certain operations in South America.
- We recorded pre-tax charges for the impairment of investments of $5.3 million in 2005, $3.0 million in 2004, and $0.9 million for 2003.
- We had pre-tax losses (gains) on investments or assets and associated insurance claims of $(0.5) million in 2005, $5.5 million in 2003, and $0.5 million in 2002.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report contains forward-looking statements. Forward-looking statements are any statements other than statements of historical fact, including statements regarding our expectations, beliefs, hopes, intentions or strategies regarding the future. In some cases, forward-looking statements can be identified by the use of words such as "may," "will," "expect," "should," "could," "believe," 'plan," "anticipate," "estimate," "predict," "potential," "continue," or other words of similar meaning. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under Part 1, Item 1A, Risk Factors. Readers should not place undue reliance on these forward-looking statements, which reflect management's opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur. Readers should review carefully any risk factors described in our reports filed with the SEC.

OVERVIEW

Gartner, Inc. is a leading research and advisory firm that helps executives use technology to build, guide and grow their enterprises. We offer independent and objective research and analysis on the information technology, computer hardware, software, communications and related technology industries. We provide comprehensive coverage of the IT industry to approximately 10,000 client organizations, including approximately 400 Fortune 500 companies, across 75 countries. Our client base consists primarily of CIOs and other senior IT and business executives from a wide variety of enterprises, government agencies and the investment community.

We employ a diversified business model that utilizes and leverages the breadth and depth of our research intellectual capital while enabling us to maintain and grow our market-leading position and brand franchise. The foundation for our business model is our ability to create and distribute our unique, proprietary research content as broadly as possible via:

- Published reports and briefings;
- Consulting and advisory services; and
- Hosting symposia, conferences and exhibitions.

In early 2005, we undertook an initiative to better utilize the intellectual capital associated with our core research product. Our diversified business model provides multiple entry points and synergies that facilitate increased client spending on our research, consulting and events. A critical part of our long-term strategy is to increase business volume with our most valuable clients, identifying relationships with the greatest sales potential and expanding those relationships by offering strategically relevant research and analysis. We also seek to extend the Gartner brand name to develop new client relationships, and augment our sales capacity and expand into new markets around the world. In addition, we seek to increase our revenue and operating cash flow through more effective pricing of our products and services. These initiatives have created additional revenue streams through more effective packaging, campaigning and cross-selling of our products and services.

We intend to maintain a balance between (1) pursuing opportunities and applying resources with a strict focus on growing our three core businesses and (2) generating profitability through a streamlined cost structure.

We have three business segments: Research, Consulting and Events.

- **Research** provides insight for CIOs, IT professionals, technology companies and the investment community through reports and briefings, access to our analysts, as well as peer networking services and membership programs designed specifically for CIOs and other senior executives.

- **Consulting** consists primarily of consulting, measurement engagements and strategic advisory services (paid one-day analyst engagements) ("SAS"), which provide assessments of cost, performance, efficiency and quality focused on the IT industry.

- **Events** consists of various symposia, conferences and exhibitions focused on the IT industry.

We believe the following business measurements are important performance indicators for our business segments:

BUSINESS SEGMENT	BUSINESS MEASUREMENTS
Research	**Contract value** represents the value attributable to all of our subscription-related research products that recognize revenue on a ratable basis. Contract value is calculated as the annualized value of all subscription research contracts in effect at a specific point in time, without regard to the duration of the contract. **Client retention rate** represents a measure of client satisfaction and renewed business relationships at a specific point in time. Client retention is calculated on a percentage basis by dividing our current clients, who were also clients a year ago, by all clients from a year ago. **Wallet retention rate** represents a measure of the amount of contract value we have retained with clients over a twelve-month period. Wallet retention is calculated on a percentage basis by dividing the contract value of clients, who were clients one year earlier, by the total contract value from a year earlier. When wallet retention exceeds client retention, it is an indication of retention of higher-spending clients, or increased spending by retained clients, or both. **Number of executive program members** represents the number of paid participants in executive programs.
Consulting	**Consulting backlog** represents future revenue to be derived from in-process consulting, measurement and strategic advisory services engagements. **Utilization rates** represent a measure of productivity of our consultants. Utilization rates are calculated for billable headcount on a percentage basis by dividing total hours billed by total hours available to bill. **Billing Rate** represents earned billable revenue divided by total billable hours. **Average annualized revenue per billable headcount** represents a measure of the revenue generating ability of an average billable consultant and is calculated periodically by multiplying the average billing rate per hour times the utilization percentage times the billable hours available for one year.
Events	**Number of events** represents the total number of hosted events completed during the period. **Number of attendees** represents the number of people who attend events.

EXECUTIVE SUMMARY OF OPERATIONS AND FINANCIAL POSITION

During 2007 we continued to execute on the strategy we launched in 2005 to accelerate the growth of our Research business while at the same time maintaining the growth and profitability of our Consulting and Events businesses. The cornerstones of this strategy are to produce extraordinary research content, deliver innovative and highly differentiated product offerings, enhance our sales capability, provide world class client service and improve operational effectiveness. The success of this strategy is evident in our 2007 financial results, which includes total revenue growth of 12%, earnings per share growth of 36% and cash flow from operations growth of 40%.

We had net income of $73.6 million in 2007, or $0.68 per diluted share, compared to $0.50 per diluted share for the prior year. The $0.68 per diluted share for 2007 includes a net charge of $(0.04) recorded in the second quarter of 2007 for certain non-operating and other items. We generated $148.3 million of operating cash flow in 2007, and we ended the year with $109.9 million in cash.

In our Research business we executed on our strategy of accelerating growth by introducing new and innovative product offerings and expanding our sales force. Revenue was up 18% in 2007, with growth occurring across our entire product portfolio and geographic regions. Our sales force of 806 associates is up approximately 22% over the prior year end. Research contract value was $752.5 million at December 31, 2007, up 18% from the prior year end, and was up 14% excluding the impact of foreign currency. Contract value increased at least 18% in each of the four quarters of 2007 on a year-over-year basis, reflecting the successful execution of our strategy to accelerate the growth of our Research business. Both our Research client retention rate and wallet retention rate remained strong at 82% and 101%, respectively.

In our Consulting business we continue to focus on achieving maximum profitability by targeting the most profitable accounts and geographies. Revenue from our Consulting business was up 6% in 2007, to $325.0 million, despite lower headcount. Consulting backlog at December 31, 2007 was $121.4 million, up 11% from the $109.6 at December 31, 2006. The consultant utilization rate increased 5 points in 2007, to 69% from 64% in the prior year, reflecting improved engagement management and reduced headcount. The hourly billing rate remained above $350 per hour while the average annualized revenue per billable headcount was up approximately 5% from the prior year. Billable headcount was 472 at December 31, 2007, down about 10% year-over-year, primarily due to the exit from our Asian consulting operations.

Our Events business strategy is to continue to focus on managing the Events portfolio by retaining successful events that are content driven and introducing promising new events that will yield greater profitability, while eliminating less profitable and less attended events. Events revenue for 2007 was up 7%, with 78 events held in the year as compared to 74 in the prior year, with attendance up about 8%. In furtherance of our Events strategy, on February 20, 2008 we announced that we had contracted to sell our Vision Events portfolio of events (See Note 15 – Subsequent Events in the Notes to the Consolidated Financial Statements).

For a more detailed discussion of our segment results, see Segment Results below.

We also continued our focus on enhancing shareholder value through the continued evolution of our capital structure. During 2007 we repurchased 8.4 million shares of our common stock, bringing the total number of shares repurchased since January 1, 2005 to 24.1 million shares. In January 2007 we closed on a new credit facility which increased our total debt capacity to $480.0 million.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

Our quarterly and annual revenue, operating income, and cash flow fluctuate as a result of many factors, including: the timing of our SymposiumITxpo series that normally occurs during the fourth calendar quarter, and other events; the amount of new business generated; the mix of domestic and international business; changes in market demand for our products and services; changes in foreign currency rates; the timing of the development, introduction and marketing of new products and services; competition in the industry; and other factors. The potential fluctuations in our operating income could cause period-to-period comparisons of operating results not to be meaningful and could provide an unreliable indication of future operating results.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires the application of appropriate accounting policies. Our significant accounting policies are described in Note 1 in the Notes to Consolidated Financial Statements. Management considers the policies discussed below to be critical to an understanding of our financial statements because their application requires complex and subjective judgments and estimates. Specific risks for these critical accounting policies are described below.

Revenue recognition – We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), and SEC Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB 104"). Revenue by significant source is accounted for as follows:

- Research revenues are derived from subscription contracts for research products. Revenues from research products are deferred and recognized ratably over the applicable contract term;
- Consulting revenues are generated from fixed fee and time and material engagements. Revenue from fixed fee contracts is recognized on a percentage of completion basis. Revenues from time and materials engagements is recognized as work is delivered and/or services are provided;
- Events revenues are deferred and recognized upon the completion of the related symposium, conference or exhibition;
- Other revenues consist primarily of fees from research reprints which are recognized when the reprint is shipped.

The majority of research contracts are billable upon signing, absent special terms granted on a limited basis from time to time. All research contracts are non-cancelable and non-refundable, except for government contracts that have a 30-day cancellation clause, but have not produced material cancellations to date. It is our policy to record the entire amount of the contract that is billable as a fee receivable at the time the contract is signed with a corresponding amount as deferred revenue, since the contract represents a legally enforceable claim. For those government contracts that permit termination, we bill the client the full amount billable under the contract but only record a receivable equal to the earned portion of the contract. In addition, we only record deferred revenue on these government contracts when cash is received. Deferred revenues attributable to government contracts were $57.6 million and $47.9 million at December 31, 2007 and December 31, 2006, respectively. In addition, at December 31, 2007 and December 31, 2006, we had not recognized uncollected receivables or deferred revenues relating to government contracts that permit termination, of $10.8 million and $9.6 million, respectively.

Uncollectible fees receivable – The allowance for losses is composed of a bad debt and a sales and allowance reserve. Provisions are charged against earnings. The measurement of likely and probable losses and the allowance for uncollectible fees receivable is based on historical loss experience, aging of outstanding receivables, an assessment of current economic conditions and the financial health of specific clients. This evaluation is inherently judgmental and requires material estimates. These valuation reserves are periodically re-evaluated and adjusted as more information about the ultimate collectibility of fees receivable becomes available. Circumstances that could cause our valuation reserves to increase include changes in our clients' liquidity and credit quality, other factors negatively impacting our clients' ability to pay their obligations as they come due, and the effectiveness of our collection efforts. The following table provides our total fees receivable, along with the related allowance for losses (in thousands):

	December 31,	
	2007	2006
Total fees receivable	$363,376	$337,083
Allowance for losses	(8,450)	(8,700)
Fees receivable, net	$354,926	$328,383

Impairment of goodwill and other intangible assets – The evaluation of goodwill is performed in accordance with Statement of Financial Accounting Standards No. 142, – "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Among other requirements, this standard eliminated goodwill amortization upon adoption and requires ongoing annual assessments of goodwill impairment. The evaluation of other intangible assets is performed on a periodic basis. These assessments require management to estimate the fair values of our reporting units based on estimates of future business operations and market and economic conditions in developing long-term forecasts. If we determine that the fair value of any reporting unit is less than its carrying amount, we must recognize an impairment charge for the associated goodwill of that reporting unit against earnings in our financial statements. Goodwill is evaluated for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger a review for impairment include the following:

- Significant under-performance relative to historical or projected future operating results;
- Significant changes in the manner of our use of acquired assets or the strategy for our overall business;
- Significant negative industry or economic trends;
- Significant decline in our stock price for a sustained period; and
- Our market capitalization relative to net book value.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Accounting for income taxes – As we prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions where we operate. This process involves estimating our current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We record a valuation allowance to reduce our deferred tax assets when future realization is in question. We consider the availability of loss carryforwards, existing deferred tax liabilities, future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event we determine that we are able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment is made to the deferred tax asset to increase income in the period such determination is made. Likewise, if we determine that we will not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset is charged against income in the period such determination is made.

Accounting for stock-based compensation – On January 1, 2006, we adopted Statement of Financial Accounting Standards 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), as interpreted by SEC Staff Accounting Bulletin No. 107 ("SAB No. 107"). Effective with the adoption of SFAS No. 123(R), the Company is recognizing stock-based compensation expense, which is based on the fair value of the award on the date of grant, over the related service period, net of estimated forfeitures (See Note 9 – Stock-Based Compensation in the Notes to the Consolidated Financial Statements).

Determining the appropriate fair value model and calculating the fair value of stock compensation awards requires the input of certain highly complex and subjective assumptions, including the expected life of the stock compensation awards and the Company's common stock price volatility. In addition, determining the appropriate amount of associated periodic expense requires management to estimate the rate of employee forfeitures and the likelihood of achievement of certain performance targets. The assumptions used in calculating the fair value of stock compensation awards and the associated periodic expense represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and the Company deems it necessary in the future to modify the assumptions it made or to use different assumptions, or if the quantity and nature of the Company's stock-based compensation awards changes, then the amount of expense may need to be adjusted and future stock compensation expense could be materially different from what has been recorded in the current period.

Contingencies and other loss reserves and accruals – We record accruals for severance costs, lease costs associated with excess facilities, contract terminations and asset impairments as a result of actions we undertake to streamline our organization, reposition certain businesses and reduce ongoing costs. Estimates of costs to be incurred to complete these actions, such as future lease payments, sublease income, the fair value of assets, and severance and related benefits, are based on assumptions at the time the actions are initiated. To the extent actual costs differ from those estimates, reserve levels may need to be adjusted. In addition, these actions may be revised due to changes in business conditions that we did not foresee at the time such plans were approved. Additionally, we record accruals for estimated incentive compensation costs during each year. Amounts accrued at the end of each reporting period are based on our estimates and may require adjustment as the ultimate amount paid for these incentives are sometimes not known until after year end.

RESULTS OF OPERATIONS

2007 versus 2006

REVENUES increased $128.9 million, or 12%, to $1,189.2 million in 2007 from $1,060.3 million during 2006. Excluding the favorable effects of foreign currency translation, total revenues for 2007 would have increased 9% over 2006.

- **Research** revenues increased 18% in 2007 to $673.3 million, compared to $571.2 million in 2006, and comprised approximately 57% and 54% of total revenues in 2007 and 2006, respectively.

- **Consulting** revenues in 2007 of $325.0 million were up 6% compared to $305.2 million in 2006, and comprised approximately 27% and 29% of total revenues in 2007 and 2006, respectively.

- **Events** revenues were $180.8 million in 2007, an increase of 7% from $169.4 million in 2006, and comprised approximately 15% and 16% of total revenues in 2007 and 2006, respectively.

- **Other** revenues, consisting principally of research reprint revenues, declined to $10.0 million in 2007 from $14.4 million in 2006.

Please refer to the section of this MD&A entitled "Segment Results" for a further discussion of revenues by segment.

Revenues increased in all regions. Revenues from sales to United States and Canadian clients increased 8%, to $681.9 million in 2007 from $631.3 million in 2006. Revenues from sales to clients in Europe, the Middle East and Africa ("EMEA") increased to $403.9 million in 2007 from $337.7 million in 2006, a 20% increase. Revenues from sales to clients in the Other International region increased 13%, to $103.3 million in 2007 from $91.3 million in 2006.

COST OF SERVICES AND PRODUCT DEVELOPMENT increased $39.9 million, or 8%, when comparing 2007 with 2006, to $545.3 million from $505.3 million, respectively. Excluding the unfavorable effects of foreign currency translation, Cost of services and product development would have increased 4%. The $39.9 million increase was primarily due to the impact of foreign currency, which added about $17.0 million of additional expense, $18.2 million of merit salary, bonus, and fringe increases, $6.4 million of higher event fulfillment costs driven by higher events revenue, and additional stock-based compensation costs under SFAS No. 123(R) of about $2.5 million. These increases were offset to some extent by lower non-sales headcount and other charges. For the years ended December 31, 2007 and 2006, Cost of services and product development as a percentage of revenue was 46% and 48%, respectively.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) expense increased $59.2 million, or 14% to $475.3 million from $416.1 million when comparing 2007 to 2006. Excluding the unfavorable effects of foreign currency translation, SG&A expense would have increased by 12% year-over-year. The $59.2 million increase in SG&A year-over-year resulted primarily from increased investment in our sales organization, with expenses up approximately $30.0 million, foreign currency translation, which added about $20.1 million of expense, and additional stock-based compensation under SFAS No. 123(R) of $5.4 million. We now have 806 sales associates, a 22% increase over the prior year-end. While SG&A expense increased 14% year-over-year, when sales-related expenses are excluded General and Administrative (G&A) expense was actually down about one percentage point year-over-year as a percentage of revenue.

DEPRECIATION expense for the year ended December 31, 2007 was $24.3 million compared to $23.4 million in 2006, driven by higher capital expenditures. We had $24.2 million and $21.1 million of capital expenditures in 2007 and 2006, respectively, and for 2008 the Company projects capital expenditures of approximately $25.0 million to $27.0 million.

AMORTIZATION OF INTANGIBLES was $2.1 million in 2007 compared to $10.7 million in 2006. The decrease was due to certain intangibles acquired in the META acquisition becoming fully amortized in 2006.

META INTEGRATION CHARGES was zero in 2007 and $1.5 million in 2006. These expenses were primarily for severance, and for consulting, accounting, and tax services.

OTHER CHARGES was $9.1 million and zero in 2007 and 2006, respectively. The $9.1 million charge in 2007 includes an $8.7 million charge for the Expert Choice litigation settlement and $2.7 million of restructuring costs related to the Company's exit from consulting operations in Asia. Offsetting these charges was a credit of $2.3 million related to an excess facility which the Company returned to service.

INTEREST EXPENSE, NET was $22.2 million and $16.6 million for the years ended December 31, 2007 and 2006, respectively. The increase in our interest expense was due to a higher weighted-average amount of debt outstanding in 2007. The increased interest expense from additional debt outstanding was partially offset by a slight decline in rates and higher interest income.

OTHER INCOME (EXPENSE), NET was $3.2 million and $(0.8) million for the years ended December 31, 2007 and 2006, respectively. 2007 includes a gain from the settlement of a claim for $1.8 million, while the majority of the Other income (expense), net balances in both years consists of net foreign currency exchange gains and losses.

PROVISION FOR INCOME TAXES was $40.6 million for 2007 as compared to $27.7 million in 2006. The effective tax rate for 2007 was 35.6% as compared to 32.2% for 2006. The higher effective tax rate in 2007 as compared to 2006 is attributable to several items. The most significant of these items includes the following: (a) the Company generated a smaller percentage of its income in low tax jurisdictions in 2007 as compared to 2006, and (b) differences relating to the release of valuation allowances and changes in reserves.

2006 versus 2005

REVENUES increased 7% or $71.3 million, to $1,060.3 million during 2006 from $989.0 million during 2005.

- **Research** revenues increased 9% in 2006 to $571.2 million, compared to $523.0 million in 2005, and comprised approximately 54% and 53% of total revenues in 2006 and 2005, respectively.

- **Consulting** revenues in 2006 of $305.2 million were up 1% compared to the $301.1 in 2005, and comprised approximately 29% and 30% of total revenues in 2006 and 2005, respectively.

- **Events** revenues were $169.4 million in 2006, an increase of 12% from the $151.3 million in 2005, and comprised approximately 16% and 15% of total revenues in 2006 and 2005, respectively.

- **Other** revenues, consisting principally of research reprint revenues, increased 6%, to $14.4 million in 2006 from $13.6 million in 2005.

Excluding the impact of foreign currency translation, total revenues for 2006 would have increased slightly less than 7%. See the Segment Results section below for a further discussion of segment revenues. Gartner acquired META on April 1, 2005, and as a result Gartner's first quarter of 2005 operating results did not contain META. Because META had been completely integrated into Gartner, we could not approximate the impact on our 2006 results from the acquisition.

REVENUES increased in all regions. Revenues from sales to United States and Canadian clients increased 3% to $631.3 million in 2006 from $611.0 million in 2005. Revenues from sales to clients in Europe, the Middle East and Africa ("EMEA") increased 14% to $337.7 million in 2006 from $296.7 million in 2005. Revenues from sales to clients in Other international regions increased 12%, to $91.3 million in 2006 from $81.3 million in 2005.

COST OF SERVICES AND PRODUCT DEVELOPMENT expense increased $18.7 million, or 4%, to $505.3 million in 2006 from $486.6 million in 2005. Excluding the effects of foreign currency translation, Cost of services and product development expense would have increased 3% for the year ended December 31, 2006.

The 4% year-over-year increase in Cost of services and product development expense was primarily due to charges of $8.0 million for stock-based compensation under SFAS No. 123(R), approximately $6.0 million of incremental delivery costs associated with continued growth in our Events business, the inclusion of a full year of salary and benefit expense for former META employees in 2006 compared to nine months in 2005, and higher compensation costs related to merit salary increases. The Company adopted SFAS No. 123(R) on January 1, 2006 under the modified prospective transition method, so the prior year excludes such charges. In addition to these expense increases, Cost of services and product development expense for 2005 benefited from the reversal of $2.1 million of prior year's bonus accruals. For 2006 and 2005, Cost of services and product development expense as a percentage of sales was 48% and 49%, respectively.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") expenses increased 5%, or $18.8 million, to $416.1 million in 2006 from $397.3 million in 2005. Excluding the effects of foreign currency translation, SG&A expense would have increased by 4% year-over-year.

The 5% increase in SG&A expense on a year-to-date basis resulted primarily from increased investment in our sales organization. We now have 663 sales associates, a 21% increase over the prior year, which added approximately $18.0 million of costs. Also contributing to the increase were charges of $8.7 million for stock-based compensation under SFAS No. 123(R), and increased recruiting and relocation expenses. Offsetting these increases were reductions in a number of G&A expense categories, to include consulting, travel, facilities, and fulfillment. In addition, SG&A expense in 2005 benefited from the reversal of $0.8 million of prior year's bonus accruals.

DEPRECIATION expense for 2006 decreased 8%, to $23.4 million, compared to $25.5 million for 2005. The reduction is due to a decline in capital spending in both the current and prior periods, reflecting our focus on disciplined capital spending on projects that support our strategic initiatives.

AMORTIZATION OF INTANGIBLES was $10.7 million for 2006 and $10.2 million in 2005. Of the $25.6 million of intangibles we recorded related to META, both the intellectual property and database intangibles are now fully amortized, with $5.0 million in customer relationship intangibles remaining to be amortized.

META INTEGRATION CHARGES were $1.5 million and $15.0 million for 2006 and 2005, respectively. These expenses were primarily for severance, and for consulting, accounting, and tax services, related to our integration of META. The Company will not record any additional META integration charges in 2007 or later.

OTHER CHARGES were zero in 2006 and $29.1 million in 2005. The 2005 charges consisted of $10.6 million of employee severance costs, $8.2 million of charges mostly related to excess office space, $6.0 million related to an option buyback, and $4.3 million primarily for restructuring in our international operations.

LOSS ON INVESTMENTS, NET was zero and $5.8 million for 2006 and 2005, respectively. The 2005 loss was primarily due to the writedown of an investment in a venture capital fund to its net realizable value. The investment was sold in late 2005 at book value.

INTEREST EXPENSE, NET was $16.6 million and $11.1 million for 2006 and 2005, respectively, a $5.5 million increase. The increase was primarily related to an increase in rates and an increase in the amount of debt outstanding, and to a lesser extent higher amortization and writeoff of debt issue costs. The weighted-average interest rate on our debt was 6.3% in 2006 compared to 4.9% in the prior year. In addition, the weighted-average debt outstanding was about $5.0 million higher in 2006 compared to 2005.

OTHER INCOME (EXPENSE), NET for both 2006 and 2005 consists primarily of net foreign currency exchange gains and losses.

PROVISION FOR INCOME TAXES was $27.7 million for 2006 compared to $7.9 million for 2005. The effective tax rate was 32.2% and 144.8% for 2006 and 2005, respectively. The lower effective tax rate in 2006 as compared to 2005 is attributable to several items. The most significant of those items include the following: (a) the Company generated a larger percentage of its income in low tax jurisdictions in 2006 as compared to 2005, and (b) 2006 included a significant decrease in valuation allowances for state and local net operating losses while 2005 included a significant increase in valuation allowances for foreign tax credits. The impact of these items is partially offset by: (a) benefits taken to reduce overall tax expense in 2005 relating to repatriated earnings, no such items occurred in 2006, (b) larger benefits taken in 2005 as compared to 2006 for foreign tax credits generated, and (c) an overall increase in reserve needs in 2006 as compared to an overall decrease in 2005. Note that the impact of the various positive and negative adjustments is amplified by lower pretax book income in 2005 as compared to 2006.

In March 2005, we repatriated approximately $52.0 million in cash from our non-US subsidiaries. Also in 2005, we took into account technical corrections issued by the Treasury Department related to repatriating earnings under the American Jobs Creation Act (AJCA). As a result of favorable provisions in the technical corrections, we realized a tax benefit of $3.6 million in 2005 that reduced the cumulative charge on the repatriated earnings to $1.4 million. In addition, as a consequence of the application of the technical corrections, we re-evaluated our ability to use foreign tax credits in the future and took a charge of $2.5 million to re-establish valuation allowance for foreign tax credits that will more likely than not expire unused. Upon filing our 2005 income tax return in 2006, the Company determined that it would be more beneficial not to avail itself of the provision of the AJCA with respect to the taxation of the repatriation. Therefore, the repatriation was taxed as an ordinary dividend under existing tax law.

Excluding the impact of SFAS No. 123(R), amortization of certain intangibles acquired as part of the META acquisition and various META integration charges, the effective tax rate was 32.4% for 2006. Excluding the impact of the amortization of certain intangibles acquired as part of the META acquisition, various META integration charges and certain one-time charges for facility closures and capital asset impairments, the effective tax rate was 36.6% for 2005, respectively. The lower effective tax rate in 2006 as compared to 2005 is attributable to several items. The most significant of those items include the following: (a) the Company generated more income in low tax jurisdictions in 2006 as compared to 2005, and (b) 2006 included a significant decrease in valuation allowances for state and local net operating losses while 2005 included a significant increase in valuation allowances for foreign tax credits. The impact of these items is partially offset by (a) benefits taken to reduce overall tax expense in 2005 relating to repatriated earnings, no such items occurred in 2006, (b) larger benefits taken in 2005 as compared to 2006 for foreign tax credits generated, and (c) an overall increase in reserve needs in 2006 as compared to an overall decrease in 2005. The impact of the various positive and negative adjustments was amplified by lower pretax book income in 2005 as compared to 2006.

2007 segment results

We evaluate reportable segment performance and allocate resources based on gross contribution margin. Gross contribution is defined as operating income excluding certain Cost of services and product development charges, and Selling, general and administrative expenses, depreciation, META integration charges, amortization of intangibles and Other charges. Gross contribution margin is defined as gross contribution as a percentage of revenues.

Research

Revenue in our Research business increased $102.1 million or 18% in 2007, to $673.3 million compared to $571.2 million for 2006. We had year-over-year growth across our entire product portfolio and in all of our geographic regions. Excluding the favorable impact of foreign currency, revenue was up about 15% over the prior year. Research gross contribution increased to $429.1 million in 2007, from $345.5 million in 2006, a 24% increase, while the contribution margin increased 4 points, to 64% from 60%. The contribution margin improved primarily due to better operating leverage from our stronger revenue performance.

Contract value was $752.5 million at December 31, 2007, up 18% from $640.3 million at December 31, 2006. The year-over-year increase was driven by increases in both core research and Executive Programs, and reflects the great success of our new role-based product offerings. We had contract value growth across all of our major geographic regions and client industry segments. Adjusted for the favorable impact of foreign currency translation, contract value was up about 14% year-over-year.

At December 31, 2007, our research client retention rate remained strong at 82%, up from 81% at December 31, 2006. Wallet retention was 101% at December 31, 2007, up from 96% at December 31, 2006, reflecting higher spending at retained clients. Our Executive Program membership was 3,753 at December 31, 2007, which is up about 3% over the prior year-end.

Consulting

Consulting revenues were $325.0 million in 2007, compared to $305.2 million in 2006, an increase of 6%, or $19.8 million, despite a decline in billable headcount. Excluding the favorable impact of foreign currency translation, revenues were up 3% year-over-year. The increased revenue was driven by substantial improvement in our contract optimization business as well as higher utilization and billing rates in our core consulting business. Our contract optimization business was weak in the fourth quarter of 2006 due to changes in sales incentives, which we have since rectified. Billable headcount was 472 at December 31, 2007 compared to 518 at December 31, 2006, a 9% decrease. The reduced billable headcount primarily reflects our decision to exit our consulting business in Asia.

Consulting gross contribution of $128.2 million in 2007 increased 6% from $120.7 million in 2006, while contribution margin decreased 1 point, to 39% in 2007 from 40% in the prior year. The decrease in gross contribution margin year-over-year was driven by lower SAS revenue performance and additional investment in senior level consultants.

The consultant utilization rate was 69% and 64% for the years ended December 31, 2007 and 2006, respectively. The billing rate remained above $350 per hour for both 2007 and 2006. Our average annualized revenue per billable headcount was up about 5%, to approximately $430,000 in 2007 from $410,000 in 2006. Consulting backlog, which represents future revenues to be recognized from in-process consulting, measurement and SAS, increased 11%, to $121.4 million at December 31, 2007 from $109.6 million at December 31, 2006.

Events

Events revenues for 2007 increased 7%, or $11.4 million, to $180.8 million compared to $169.4 million in 2006. Adjusted for the favorable impact of foreign exchange, revenues were up about 3%. We held 78 events held in 2007 and 74 in 2006. The increased revenue was primarily due to the addition of 10 new events in 2007 and an increase in both attendee volume and ticket prices. Attendance at events was 44,216 in 2007, an 8% increase over 2006. For 2008, we are currently projecting that we will hold 82 events. Gross contribution was $88.2 million in 2007 compared to $83.7 million in 2006, a 5% increase, while gross contribution margin was 49% for both periods.

On February 20, 2008 we announced that we had contracted to sell our Vision Events portfolio of events (See Note 15 — Subsequent Events in the Notes to the Consolidated Financial Statements).

2006 segment results

We evaluate reportable segment performance and allocate resources based on gross contribution margin. Gross contribution is defined as operating income excluding certain Cost of services and product development charges and SG&A expense, depreciation, META integration charges, amortization of intangibles and Other charges. Gross contribution margin is defined as gross contribution as a percentage of revenues.

Research

We had strong revenue performance in our Research business in 2006, with revenue up 9%, to $571.2 million, from $523.0 in 2005. Foreign currency had an immaterial impact on revenue for the year. The revenue growth for the year was across all of our regions and client sectors, as well as across the entire client portfolio.

Both client and wallet retention rates remained strong. At December 31, 2006, our research client retention rate was 81%, the same rate as of December 31, 2005. Wallet retention was up 3 points from the prior year, to 96% at December 31, 2006, from 93% at December 31, 2005. Our Executive Program membership was 3,646 at December 31, 2006, compared to 3,522 at the prior year end.

Research gross contribution of $345.5 million for 2006 increased 11% from the $310.0 million in 2005, while gross contribution margin increased 1 point in 2006 to 60%, from 59% in the prior year. The improvement in the contribution margin was mainly due to operating leverage resulting from the strong revenue performance. SFAS No. 123(R) decreased gross contribution margin in the Research segment by about 1 point in 2006.

Contract value at December 31, 2006 was the highest in the company's history, at $640.3 million, up 8% over the prior year value of $592.6 million. Excluding the impact of foreign currency, contract value increased by approximately 11%. Contract value has now increased for 12 consecutive quarters. The increase was driven by growth in both core research and Executive Programs.

Consulting

Consulting revenues increased 1%, to $305.2 million in 2006 as compared to $301.1 million in 2005. With a strong emphasis on growing the Research segment, coupled with a decline in revenues in the contract optimization portion of the Consulting business change due to a change in sales incentives, growth slowed in the second half of 2006. Excluding the impact of foreign currency translation, revenues were up slightly less than 1%.

The year-over-year revenue increase reflects increases in annualized revenue per billable headcount, billing rate, and consultant utilization. Billable headcount was 518 at December 31, 2006, compared to 525 for the prior year, a decline of 1%. Consultant utilization rates were 64% and 62% for 2006 and 2005, respectively. The billing rate remained at over $300 per hour in 2006, while the average annualized revenue per billable headcount was about $410,000.

Consulting gross contribution of $120.7 million for 2006 decreased 4% from the $125.7 million in 2005, while the contribution margin for 2006 decreased to 40%, from 42% in the prior year. The margin decline was primarily due to costs related to SFAS No. 123(R), costs related to exiting less profitable geographies, and investments made in senior level hires related to our growth strategy. The impact of SFAS No. 123(R), which we adopted on January 1, 2006, decreased gross contribution margin in the Consulting segment for 2006 by approximately half a point.

Consulting backlog, which represents future revenues to be recognized from in-process consulting, measurement and SAS, was $109.6 million at December 31, 2006, compared to $107.7 million at September 30, 2006 and $119.9 million at December 31, 2005.

Events

Events revenues in 2006 were up 12%, or $18.1 million, to $169.4 million from $151.3 million in the prior year. We held 74 events in 2006 with over 41,000 attendees compared to 70 events in 2005 with over 35,000 attendees. The increase in revenue was due to new events as well as strong performance from our on-going events. We had 11 new events in 2006 which had higher revenues than the events that were eliminated, while revenue from existing events was up 7%, reflecting underlying strength in our on-going Summit events. Excluding the impact of foreign currency translation, Events revenues were up approximately 11% in 2006.

Events gross contribution was $83.7 million, or 49% of revenues, for 2006, compared to $76.1 million, or 50% of revenues, for 2005. The decrease in gross contribution margin was primarily due to the mix of new events and existing events. SFAS No. 123(R) had an immaterial impact on the Events gross contribution margin for 2006.

LIQUIDITY AND CAPITAL RESOURCES

2007

Cash provided by operating activities totaled $148.3 million for the year ended December 31, 2007, compared to cash provided of $106.3 million for the year ended December 31, 2006, an increase of $42.1 million, or 40%. The increase in cash flow from operating activities was primarily due to an increase in cash from our core operations of approximately $39.0 million, lower cash payments for taxes of about $21.0 million, and to a lesser extent, lower cash payments for severance and other items of $5.0 million. Offsetting these improvements was a payment of $9.5 million related to a legal settlement and higher cash payments for interest on our outstanding debt of about $8.0 million, and a higher reduction from excess tax benefits from stock-based compensation of $5.6 million.

Cash used in investing activities was $24.1 million for the year ended December 31, 2007, compared to $21.8 million in 2006. The increase was due to a year-over-year increase in capital expenditures, which increased to $24.2 million in 2007 from $21.1 million in 2006.

Cash used in financing activities increased slightly, to $93.7 million for the year ended December 31, 2007, compared to $91.5 million in 2006. On a net basis, we borrowed an additional $24.0 million in 2007 compared to $123.0 million of additional borrowings in 2006, a decrease of $99.0 million year-over-year. We decreased our use of cash to repurchase shares by $103.9 million, as we repurchased $166.8 million of our common stock in 2007 compared to $270.7 million in 2006. We received proceeds from stock issued under stock plans of $34.5 million in 2007, compared to $46.7 million in 2006, a decrease of $12.2 million. Excess tax benefits from stock compensation increased approximately $5.6 million, to $14.8 million in 2007 compared to $9.2 million in 2006.

At December 31, 2007, cash and cash equivalents totaled $109.9 million. The effect of exchange rates increased cash and cash equivalents by about $11.6 million during 2007.

2006

Cash provided by operating activities totaled $106.3 million for the year ended December 31, 2006, compared to $27.1 million in 2005. The increase in cash flow from operating activities of $79.2 million was primarily due to an increase in cash from core operations of approximately $50.0 million. The improved cash flow also reflects lower cash payments for severance and other charges of about $21.0 million, as well as a decrease of $28.0 million of payments related to the integration of META. These improvements were somewhat offset by higher cash payments for bonus, and to a lesser extent, interest and other items.

Cash used in investing activities was $21.8 million for 2006, compared to $181.0 million in 2005. The decrease in cash used was primarily due to the net expenditure of $161.3 million for the acquisition of META in 2005. Capital expenditures of $21.1 million was down about $1.2 million from the prior year period, reflecting the Company's continued focus on disciplined capital spending.

Cash used by financing activities totaled $91.5 million in 2006, compared to $70.0 million of cash provided in the year ended December 31, 2005. The decline in cash provided was due to the repurchase of $270.7 million of our common shares in 2006, which includes $200.0 million repurchased directly from Silver Lake in December 2006, for which we borrowed an additional $190.0 million and utilized $10.0 million of existing cash. During 2005 we had $9.6 million of common share repurchases. We borrowed additional amounts in both 2006 and 2005, and our outstanding debt increased by about $123.0 million in 2006 compared to an increase of approximately $56.0 million in the prior year.

We realized about $15.7 million more in cash from stock issued under stock plans during 2006, with $46.7 million of proceeds in 2006 compared to $31.0 million during the prior year period. The increase was a result of our higher stock price during 2006 as compared to 2005, which resulted in more stock option exercises by employees in 2006. We also had $9.2 million in excess tax benefits from stock-based compensation awards under SFAS No. 123(R).

OBLIGATIONS AND COMMITMENTS

The Company has a borrowing arrangement that provides for a five-year, $180.0 million term loan and a $300.0 million revolving credit facility. The revolving credit facility may be increased up to an additional $100.0 million at our lenders' discretion (the "expansion feature"), for a total revolving credit facility of $400.0 million. However, the $100.0 million expansion feature may or may not be available to us depending upon prevailing credit market conditions.

The term loan will be repaid in 18 consecutive quarterly installments which commenced on September 30, 2007, plus a final payment due on January 31, 2012, and may be prepaid at any time without penalty or premium at our option. The revolving credit facility may be used for loans, and up to $15.0 million may be used for letters of credit. The revolving loans may be borrowed, repaid and reborrowed until January 31, 2012, at which time all amounts borrowed must be repaid. At December 31, 2007, the Company had $174.0 million outstanding under the term loan and $220.0 million outstanding under the revolver. As of December 31, 2007, the Company had approximately $77.0 million of available borrowing capacity under the revolving credit facility, not including the expansion feature.

We believe that our existing cash balances, together with cash from our operating activities and the borrowing capacity we have under our five-year revolving credit facility, will be sufficient for our expected short-term and foreseeable long-term needs.

The following table represents our contractual cash commitments (in thousands) due after December 31, 2007:

	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	More Than 5 Years
Operating leases (1)	$187,950	$35,450	$ 56,900	$ 28,950	$66,650
Debt (2), (3)	394,000	16,500	81,000	296,500	—
Deferred compensation arrangement (4)	21,900	1,900	4,150	4,200	11,650
FASB Interpretation No. 48 liability (5)	403	403	—	—	—
Treasury stock repurchases (6)	2,300	2,300	—	—	—
Other	6,536	5,701	835	—	—
Totals	$613,089	$62,254	$142,885	$329,650	$78,300

(1) The Company leases various facilities, furniture, and computer equipment expiring between 2008 and 2025.

(2) Represents amounts due under the Company's credit facility.

(3) Excludes required interest payments on the debt due to the variable nature of the interest rates and resulting payment amounts. Information regarding current interest rates on the Company's debt is contained in Note 6—Debt in the Notes to the Consolidated Financial Statements contained within this Form 10-K.

(4) Represents a liability under the Company's supplemental deferred compensation arrangement. Amounts payable to active employees whose payment date is unknown have been included in the More Than 5 Years category since the Company cannot determine when the amounts will be paid.

(5) Includes interest and penalties. In addition to the $403 liability, approximately $17,711 of unrecognized tax benefits have been recorded as liabilities in accordance with FASB Interpretation 48, and we are uncertain as to if or when such amounts may be settled. Related to the unrecognized tax benefits not included in the table, the Company has also recorded a liability for potential interest and penalties of $2,470.

(6) Represents amounts due for stock repurchase transactions. These amounts were paid in January 2008.

QUARTERLY FINANCIAL DATA

(in thousands, except per share data)

2007	First	Second	Third	Fourth
Revenues	$264,197	$303,491	$273,119	$348,391
Operating income (1)	18,474	23,065	23,580	68,003
Net income	8,192	14,048	12,494	38,819
Net income per share (2)				
Basic	$ 0.08	$ 0.13	$ 0.12	$ 0.38
Diluted	$ 0.08	$ 0.13	$ 0.11	$ 0.37

(in thousands, except per share data)

2006	First	Second	Third	Fourth
Revenues	$230,929	$284,093	$241,360	$303,939
Operating income (1)	15,620	30,595	15,963	41,072
Net income	7,770	18,244	9,608	22,570
Net income per share (2)				
Basic	$ 0.07	$ 0.16	$ 0.08	$ 0.20
Diluted	$ 0.07	$ 0.16	$ 0.08	$ 0.20

(1) Includes $9.1 million of pre-tax Other charges in the second quarter of 2007 and $1.5 million of pre-tax META integration charges in the first quarter of 2006.

(2) The aggregate of the four quarters' basic and diluted earnings per common share may not equal the reported full calendar amounts due to the effects of dilutive equity compensation and rounding.

NEW ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS No. 157 will have a material impact on its financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure certain financial instruments and certain other items at fair value at specified election dates. If the fair value option is elected, a business entity shall report unrealized gains and losses on elected items in earnings at each subsequent reporting date. Upon initial adoption of this Statement an entity is permitted to elect the fair value option for available-for-sale and held-to-maturity securities previously accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The effect of reclassifying those securities into the trading category should be included in a cumulative-effect adjustment of retained earnings and not in current-period earnings and should be separately disclosed. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company does not believe the adoption of SFAS No. 159 will have a material impact on its financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"), which replaces FASB Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree, and the goodwill acquired in a business combination. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, which will be the Company's fiscal year beginning January 1, 2009. The Company is currently evaluating the potential impact, if any, the adoption of SFAS No. 141R will have on the Company's financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51 ("SFAS No. 160")." SFAS No. 160 requires the accounting and reporting of minority interests as noncontrolling interests and classified as a component of equity. The statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. The statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008, which will be the Company's fiscal year beginning January 1, 2009. The Company is currently evaluating the potential impact, if any, the adoption of SFAS No. 160 will have on the Company's financial position or results of operations.

The SEC Staff issued Staff Accounting Bulletin ("SAB") 110 which permits companies, under certain circumstances, to continue to use the simplified method when calculating the expected term of "plain vanilla" share options. Originally, the use of simplified method was due to expire on December 31, 2007. A company may use the simplified method if it concludes that it is not reasonable to base its estimate of expected term on its experience with exercising historical share options. Although there is no expiration date for SAB 110, the SEC Staff believes that more detailed external information about exercise behavior will, over time, become readily available. The effective date for SAB 110 is January 1, 2008. The Company expects that it will continue to use the simplified method for awards of stock-based compensation after January 1, 2008.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

INTEREST RATE RISK

As of December 31, 2007, we have exposure to changes in interest rates resulting from $174.0 million outstanding on our term loan and $220.0 million outstanding on our revolver, both of which are floating rate. Borrowings may be either prime-based or Libor-based. Interest rates under these borrowings include a base rate plus a margin between 0.00% and 0.25% on prime borrowings and between .625% and 1.25% on Libor borrowings.

As of December 31, 2007, the annualized interest rates on the term loan and revolver were 5.71% and 5.77%, respectively, which consist of a three-month LIBOR base rate and one-month LIBOR base rate, respectively, plus a margin of 0.875% on each.

We have an interest rate swap contract which effectively converts the base floating interest rate on the term loan to a fixed rate. Accordingly, the base interest rate on the term loan is effectively capped at 5.06%. However, we are still exposed to interest rate risk on the revolver. A 25 basis point increase or decrease in interest rates would change pre-tax annual interest expense on the $300.0 million revolver by approximately $0.7 million when fully utilized.

INVESTMENT RISK

None

FOREIGN CURRENCY EXCHANGE RISK

We face two risks related to foreign currency exchange: translation risk and transaction risk.

Amounts invested in our foreign operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in the stockholders' equity section of the Consolidated Balance Sheets. Our foreign subsidiaries generally collect revenues and pay expenses in currencies other than the United States dollar. Since the functional currencies of our foreign operations are generally denominated in the local currency of our subsidiaries, the foreign currency translation adjustments are reflected as a component of stockholders' equity and do not impact operating results. Revenues and expenses in foreign currencies translate into higher or lower revenues and expenses in U.S. dollars as the U.S. dollar weakens or strengthens against other currencies. Therefore, changes in exchange rates may negatively affect our consolidated revenues and expenses (as expressed in U.S. dollars) from foreign operations.

We are exposed to foreign currency transaction risk since we enter into foreign currency forward exchange contracts offset the effects of adverse fluctuations in foreign currency exchange rates. These instruments are typically short term and are reflected at fair value with unrealized and realized gains and losses recorded in earnings. At December 31, 2007, we had 35 foreign currency forward contracts outstanding with a total notional amount of $226.0 million with an immaterial net unrealized loss. All of these contracts matured in January 2008. Currency transaction gains or losses arising from transactions in currencies other than the functional currency are included within Other income (expense), net within the Consolidated Statements of Operations. Currency transaction gains (losses), net were $1.1 million, $(0.5) million, and $(2.8) million during 2007, 2006 and 2005, respectively.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated financial statements for 2007, 2006, and 2005, together with the reports of KPMG LLP, independent registered public accounting firm, dated February 28, 2008, are included in this Annual Report on Form 10-K beginning on Page 33.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

DISCLOSURE CONTROLS AND PROCEDURES

Management conducted an evaluation, as of December 31, 2007, of the effectiveness of the design and operation of our disclosure controls and procedures, (as such term is defined in Rules 13a- 15(e) and 15d- 15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) under the supervision and with the participation of our chief executive officer and chief financial officer. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in alerting them in a timely manner to material Company information required to be disclosed by us in reports filed or submitted under the Act.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Gartner management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Gartner's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment was reviewed with the Audit Committee of the Board of Directors.

Based on its assessment of internal control over financial reporting, management has concluded that, as of December 31, 2007, Gartner's internal control over financial reporting was effective.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required to be furnished pursuant to this item will be set forth under the captions "Proposal One: Election of Directors," "Executive Officers," "Corporate Governance," "Other Information — Section 16(a) Beneficial Ownership Reporting Compliance" and "Miscellaneous — Available Information" in the Company's Proxy Statement to be filed with the SEC no later than April 29, 2008. If the Proxy Statement is not filed with the SEC by April 29, 2008, such information will be included in an amendment to this Annual Report filed by April 29, 2008. See also Item 1. Business — Available Information.

NYSE CERTIFICATION

The NYSE requires that the chief executive officers of its listed companies certify annually to the NYSE that they are not aware of violations by their companies of NYSE corporate governance listing standards. The Company submitted a non-qualified certification by its Chief Executive Officer to the NYSE in 2007 in accordance with the NYSE's rules.

ITEM 11. EXECUTIVE COMPENSATION.

The information required to be furnished pursuant to this item is incorporated by reference from the information set forth under the caption "Executive Compensation" in the Company's Proxy Statement to be filed with the SEC no later than April 29, 2008. If the Proxy Statement is not filed with the SEC by April 29, 2008, such information will be included in an amendment to this Annual Report filed by April 29, 2008.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required to be furnished pursuant to this item will be set forth under the caption "Other Information — Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement to be filed with the SEC by April 29, 2008. If the Proxy Statement is not filed with the SEC by April 29, 2008, such information will be included in an amendment to this Annual Report filed by April 29, 2008.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required to be furnished pursuant to this item will be set forth under the captions "Transactions With Related Persons" and "Corporate Governance — Director Independence" in the Company's Proxy Statement to be filed with the SEC by April 29, 2008. If the Proxy Statement is not filed with the SEC by April 29, 2008, such information will be included in an amendment to this Annual Report filed by April 29, 2008.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required to be furnished pursuant to this item will be set forth under the caption "Principal Accountant Fees and Services" in the Company's Proxy Statement to be filed with the SEC no later than April 29, 2008. If the Proxy Statement is not filed with the SEC by April 29, 2008, such information will be included in an amendment to this Annual Report filed by April 29, 2008.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) 1. and 2. Consolidated Financial Statements and Schedules

The reports of our independent registered public accounting firm and consolidated financial statements listed in the Index to Consolidated Financial Statements on page 32 hereof are filed as part of this report.

All financial statement schedules not listed in the Index have been omitted because the information required is not applicable or is shown in the consolidated financial statements or notes thereto.

3. Exhibits

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
3.1a(1)	Restated Certificate of Incorporation of the Company.
3.1b(2)	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company, dated November 27, 2006.
3.2(3)	Amended Bylaws, as amended through February 2, 2006.
4.1(1)	Form of Certificate for Common Stock as of June 2 2005.
4.2(2)	Second Amended and Restated Rights Agreement, dated as of November 6, 2006, between the Company and American Stock Transfer & Trust Company (as successor Rights Agent of Mellon Investor Services LLC).
4.3(1)	Amended and Restated Credit Agreement, dated as of June 29, 2005, to the Credit Agreement, dated as of August 12, 2004, among the Company, the several lenders from time to time parties, and JPMorgan Chase Bank, N.A. as administrative agent. (the "2005 Credit Agreement").
4.4(15)	First Amendment dated as of August 12, 2004 to the 2005 Credit Agreement.
4.5(16)	Second Amendment dated as of December 12, 2006 to the 2005 Credit Agreement.
4.6(16)	Interim Credit Agreement, dated as of December 13, 2006, between the Company and JP Morgan Chase Bank, N.A.
4.7(5)	Credit Agreement, dated as of January 31, 2007, among the Company, the several lenders from time to time parties thereto, and JPMorgan Chase Bank, N.A. as administrative agent.
10.1(6)	Form of Indemnification Agreement.
10.2(4)	Amended and Restated Securityholders Agreement dated as of July 12, 2002 among the Company, Silver Lake Partners, L.P. and other parties thereto.
10.3(7)	Lease dated December 29, 1994 between Soundview Farms and the Company for premises at 56 Top Gallant Road, 70 Gatehouse Road, and 88 Gatehouse Road, Stamford, Connecticut.
10.4(8)	Lease dated May 16, 1997 between Soundview Farms and the Company for premises at 56 Top Gallant Road, 70 Gatehouse Road, 88 Gatehouse Road and 10 Signal Road, Stamford, Connecticut (amendment to lease dated December 29, 1994, see exhibit 10.3(7)).
10.5(7)+	1991 Stock Option Plan as amended and restated on October 19, 1999.
10.7(9)+	2002 Employee Stock Purchase Plan, as amended and restated effective June 1, 2005.
10.8(1)+	1994 Long Term Stock Option Plan, as amended and restated on October 12, 1999.
10.9(1)+	1998 Long Term Stock Option Plan, as amended and restated on October 12, 1999.
10.11(10)+	1999 Stock Option Plan.
10.12(1)+	2003 Long-Term Incentive Plan, as amended and restated on June 29, 2005.
10.13(11)+	Employment Agreement between Eugene A. Hall and the Company dated as of October 15, 2004.
10.14(12)+	Restricted Stock Agreement by and between Eugene A. Hall and the Company dated November 9, 2005.
10.15(13)+	Company Deferred Compensation Plan, Effective January 1, 2005.
10.16(14)+	Company Executive Benefits Program.
10.17(17)+	Employment Agreement between Eugene A. Hall and the Company dated as of February 15, 2007.
10.18(18)+	Form of 2008 Stock Appreciation Right Agreement for executive officers.
10.19(18)+	Form of 2008 Restricted Stock Unit Agreement for executive officers.
21.1*	Subsidiaries of Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (see Signature Page).
31.1*	Certification of chief executive officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of chief financial officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed with this document.

\+ Management compensation plan or arrangement.

(1) Incorporated by reference from the Company's Current Report on Form 8-K dated June 29, 2005 as filed on July 6, 2005.

(2) Incorporated by reference from the Company's Current Report on Form 8-K dated November 30, 2006 as filed on November 30, 2006.

(3) Incorporated by reference from the Company's Current Report on Form 8-K dated February 2, 2006 as filed on February 7, 2006.

(4) Incorporated by reference from the Company's Annual Report on Form 10-K as filed on December 29, 2002.

(5) Incorporated by reference from the Company's Current Report on Form 8-K dated February 6, 2007 as filed on February 6, 2007.

(6) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 33-67576), as amended, effective October 4, 1993.

(7) Incorporated by reference from the Company's Annual Report on Form 10-K as filed on December 21, 1995

(8) Incorporated by reference from the Company's Annual Report on Form 10-K filed on December 22, 1999.

(9) Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed on May 10, 2005.

(10) Incorporated by reference from the Company's Form S-8 as filed on February 16, 2002.

(11) Incorporated by reference to from the Company Current Report on Form 8-K dated October 15, 2004.

(12) Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed on November 9, 2005.

(13) Incorporated by reference from the Company's Current Report on Form 8-K dated December 21, 2005 as filed on December 28, 2005.

(14) Incorporated by reference from the Company's Current Report on Form 8-K dated August 25, 2005 as filed on August 26, 2005.

(15) Incorporated by reference from the Company's Current Report on Form 8-K dated February 10, 2006 as filed on February 16, 2006.

(16) Incorporated by reference from the Company's Current Report on Form 8-K dated December 13, 2006 as filed on December 14, 2006.

(17) Incorporated by reference from the Company's Current Report on Form 8-K dated February 15, 2007 as filed on February 16, 2007.

(18) Incorporated by reference from the Company's Current Report on Form 8-K dated February 15, 2008 as filed on February 19, 2007.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GARTNER, INC.

CONSOLIDATED FINANCIAL STATEMENTS

All financial statement schedules have been omitted because the information required is not applicable or is shown in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Gartner, Inc.:

We have audited the accompanying consolidated balance sheets of Gartner Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gartner Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "*Share-Based Payment*" and Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements in Current Year Financial Statements*" as of January 1, 2006 and Statement of Financial Accounting Standards No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*" as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gartner Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

New York, New York
February 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Gartner, Inc.:

We have audited Gartner Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gartner Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gartner Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gartner, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 28, 2008

GARTNER, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 109,945	$ 67,801
Fees receivable, net of allowances of $8,450 and $8,700 respectively	354,926	328,383
Deferred commissions	53,537	46,822
Prepaid expenses and other current assets	39,382	41,027
Total current assets	557,790	484,033
Property, equipment and leasehold improvements, net	66,551	59,715
Goodwill	416,181	408,545
Intangible assets, net	3,645	5,978
Other assets	89,043	81,522
Total assets	$1,133,210	$1,039,793
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 215,990	$ 208,002
Deferred revenues	423,522	375,881
Current portion of long-term debt	236,500	220,000
Total current liabilities	876,012	803,883
Long-term debt	157,500	150,000
Other liabilities	82,200	59,592
Total liabilities	1,115,712	1,013,475
Commitments and contingencies (note 7)		
Stockholders' equity:		
Preferred stock:		
$.01 par value, authorized 5,000,000 shares; none issued or outstanding	—	—
Common stock:		
$.0005 par value, authorized 250,000,000 shares for both periods; 156,234,416 shares issued for both periods	78	78
Additional paid-in capital	545,654	544,686
Unearned compensation, net	(386)	(2,208)
Accumulated other comprehensive income, net	23,641	13,097
Accumulated earnings	322,557	249,004
Treasury stock, at cost, 57, 202,660 and 52,169,591 common shares, respectively	(874,046)	(778,339)
Total stockholders' equity	17,498	26,318
Total liabilities and stockholders' equity	$1,133,210	$1,039,793

See Notes to Consolidated Financial Statements.

GARTNER, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31,		
	2007	2006	2005
Revenues:			
Research	$ 673,335	$ 571,217	$523,033
Consulting	325,030	305,231	301,074
Events	180,788	169,434	151,339
Other	10,045	14,439	13,558
Total revenues	1,189,198	1,060,321	989,004
Costs and expenses:			
Cost of services and product development	545,275	505,330	486,611
Selling, general and administrative	475,328	416,094	397,252
Depreciation	24,298	23,444	25,502
Amortization of intangibles	2,091	10,753	10,226
META integration charges	—	1,450	14,956
Other charges	9,084	—	29,177
Total costs and expenses	1,056,076	957,071	963,724
Operating income	133,122	103,250	25,280
Loss on investments, net	—	—	(5,841)
Interest income	2,912	2,517	2,142
Interest expense	(25,066)	(19,098)	(13,214)
Other income (expense), net	3,193	(797)	(2,929)
Income before income taxes	114,161	85,872	5,438
Provision for income taxes	40,608	27,680	7,875
Net income (loss)	$ 73,553	$ 58,192	$ (2,437)
Net income (loss) per share:			
Basic	$ 0.71	$ 0.51	$ (0.02)
Diluted	$ 0.68	$ 0.50	$ (0.02)
Weighted average shares outstanding:			
Basic	103,613	113,071	112,253
Diluted	108,328	116,203	112,253

See Notes to Consolidated Financial Statements.

GARTNER, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(IN THOUSANDS)

	Common Stock	Additional Paid-In Capital	Unearned Compensation, Net	Accumulated Other Comprehensive Income (Loss), Net	Accumulated Earnings	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2004	$75	$485,713	$(7,553)	$12,722	$190,089	$(550,998)	$ 130,048
Comprehensive (loss):							
Net loss	—	—	—	—	(2,437)	—	(2,437)
Other comprehensive (loss):							
Foreign currency translation adjustments	—	—	—	(5,970)	—	—	(5,970)
Unrealized loss on investment and swap, net of tax	—	—	—	(432)	—	—	(432)
Other comprehensive (loss)				(6,402)			(6,402)
Comprehensive (loss)							(8,839)
Issuances under stock plans	2	20,748	—	—	—	10,210	30,960
Tax benefits of employee stock transactions	—	4,472	—	—	—	—	4,472
Purchase of shares for treasury stock	—	—	—	—	—	(11,083)	(11,083)
Stock compensation (net of forfeitures)	—	129	901	—	—	—	1,030
Balance at December 31, 2005	$77	$511,062	$(6,652)	$ 6,320	$187,652	$(551,871)	$ 146,588
Cumulative effect of adoption of SAB No. 108, net of tax		7,167			3,160		10,327
Adjusted opening balance at January 1, 2006	77	518,229	(6,652)	6,320	190,812	(551,871)	156,915
Comprehensive income:							
Net income	—	—	—	—	58,192	—	58,192
Other comprehensive income:							
Foreign currency translation adjustments	—	—	—	7,340	—	—	7,340
Unrealized gain on investment and swap, net of tax	—	—	—	775	—	—	775
Pension unrecognized loss, net of tax	—	—	—	(736)	—	—	(736)
Other comprehensive income				7,379			7,379
Comprehensive income							65,571
Adoption of SFAS No. 158, net of tax	—	—	—	(602)	—	—	(602)
Issuances under stock plans	1	1,634	2,361	—	—	42,736	46,732
Excess tax benefits from stock compensation	—	9,159	—	—	—	—	9,159
Purchase of shares for treasury stock	—	—	—	—	—	(269,204)	(269,204)
Stock compensation (net of forfeitures)	—	15,664	2,083	—	—	—	17,747
Balance at December 31, 2006	$78	$544,686	$(2,208)	$13,097	$249,004	$(778,339)	$ 26,318
Comprehensive income:							
Net income	—	—	—	—	73,553	—	73,553
Other comprehensive income:							
Foreign currency translation adjustments	—	—	—	10,570	—	—	10,570
Realized and unrealized loss on swap, net of tax	—	—	—	(2,966)	—	—	(2,966)
Pension unrecognized gain, net of tax	—	—	—	2,940	—	—	2,940
Other comprehensive income				10,544			10,544
Comprehensive income							84,097
Issuances under stock plans		(36,210)	—			73,357	37,147
Excess tax benefits from stock compensation	—	14,759	—	—	—	—	14,759
Purchase of shares for treasury stock	—	—	—	—	—	(169,064)	(169,064)
Stock compensation (net of forfeitures)	—	22,419	1,822	—	—	—	24,241
Balance at December 31, 2007	$78	$545,654	$ (386)	$23,641	$322,557	$(874,046)	$ 17,498

See Notes to Consolidated Financial Statements.

GARTNER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,		
	2007	2006	2005
Operating activities:			
Net income (loss)	$ 73,553	$ 58,192	$ (2,437)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization of intangibles	26,389	34,197	35,728
Stock-based compensation expense	24,241	16,660	1,030
Excess tax benefits from stock-based compensation expense	(14,759)	(9,159)	—
Tax benefit associated with employee exercise of stock options	—	—	4,472
Deferred taxes	6,740	6,830	(5,644)
Loss from investments and sales of assets, net	—	225	5,841
Amortization and writeoff of debt issue costs	1,363	1,627	1,424
Charge for stock option buy back	—	—	5,980
Changes in assets and liabilities:			
Fees receivable, net	(10,880)	(3,876)	(35,746)
Deferred commissions	(5,266)	(2,774)	(9,850)
Prepaid expenses and other current assets	(857)	(4,562)	(2,436)
Other assets	(12,288)	(1,787)	113
Deferred revenues	26,858	33,574	3,899
Accounts payable and accrued liabilities	33,241	(22,883)	24,748
Cash provided by operating activities	148,335	106,264	27,122
Investing activities:			
Acquisition of META (net of cash acquired)	—	—	(161,323)
Additions to property, equipment and leasehold improvements	(24,172)	(21,113)	(22,356)
Other investing activities, net	36	(688)	2,699
Cash used in investing activities	(24,136)	(21,801)	(180,980)
Financing activities:			
Proceeds from interest rate swap termination	1,167	—	—
Proceeds from stock issued for stock plans	34,458	46,732	30,960
Proceeds from debt issuance	525,000	190,000	327,000
Payments for debt issuance costs	(1,257)	(45)	(1,082)
Payments on debt	(501,000)	(66,667)	(271,291)
Purchases of treasury stock	(166,822)	(270,704)	(9,585)
Purchases of options via stock option buy back	—	—	(5,980)
Excess tax benefits from stock-based compensation expense	14,759	9,159	—
Cash (used) provided by financing activities	(93,695)	(91,525)	70,022
Net increase (decrease) in cash and cash equivalents	30,504	(7,062)	(83,836)
Effects of exchange rates on cash and cash equivalents	11,640	4,581	(6,008)
Cash and cash equivalents, beginning of period	67,801	70,282	160,126
Cash and cash equivalents, end of period	$ 109,945	$ 67,801	$ 70,282
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 24,100	$ 14,901	$ 12,333
Income taxes, net of refunds received	$ 3,564	$ 11,160	$ 12,033

See Notes to Consolidated Financial Statements.

GARTNER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The fiscal year of Gartner, Inc. (the "Company") represents the period from January 1 through December 31. Certain prior year amounts have been reclassified to conform to the current year presentation. When used in these notes, the terms "Company," "we," "us," or "our" mean Gartner, Inc. and its subsidiaries.

On April 1, 2005, the Company acquired META Group, Inc. ("META"), which was a technology and research firm, for a purchase price of approximately $168.3 million, excluding transaction costs of approximately $8.1 million. The acquisition was accounted for as a purchase business combination. The consolidated financial statements include the results of META from the date of acquisition. The purchase price was allocated to the net assets and liabilities acquired based on their estimated fair values. Any excess of the purchase price over the estimated fair value of the net assets acquired, including identifiable intangible assets, was allocated to goodwill.

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Investments in companies in which the Company owns less than 50% but have the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. All other investments for which the Company does not have the ability to exercise significant influence are accounted for under the cost method of accounting. The results of operations for acquisitions of companies accounted for using the purchase method have been included in the Consolidated Statements of Operations beginning on the closing date of acquisition.

Use of estimates. The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures, if any, of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates are required by generally accepted accounting principles in the United States of America in the Company's preparation of its Consolidated Financial Statements. Actual results could differ from those estimates. Estimates are used when accounting for such items as allowance for doubtful accounts, investments, depreciation, amortization, income taxes and certain accrued liabilities.

Revenues and commission expense recognition. The Company typically enters into annually renewable subscription contracts for research products. Revenues from research products are deferred and recognized ratably over the applicable contract term. The majority of research contracts are billable upon signing, absent special terms granted on a limited basis from time to time. All research contracts are non-cancelable and non-refundable, except for government contracts that have a 30-day cancellation clause but have not produced material cancellations to date. With the exception of certain government contracts which permit termination and contracts with special billing terms, it is Company policy to record the entire amount of the contract that is billable as a fee receivable at the time the contract is signed, which represents a legally enforceable claim, and a corresponding amount as deferred revenue. For those government contracts that permit termination, the Company bills the client the full amount billable under the contract but only records a receivable equal to the earned portion of the contract. In addition, the Company only records deferred revenue on these government contracts when cash is received. Deferred revenue attributable to government contracts was $57.6 million and $47.9 million at December 31, 2007 and 2006, respectively. In addition, at December 31, 2007 and 2006, the Company had not recognized receivables or deferred revenues relating to government contracts that permit termination of $10.8 million and $9.6 million, respectively, which had been billed but not yet collected. The Company records the commission obligation related to research contracts upon the signing of the contract and amortizes the corresponding deferred commission expense over the contract period in which the related revenues are earned.

Consulting revenues, primarily derived from consulting, measurement and strategic advisory services (paid one-day analyst engagements), are generated from fixed fee or time and materials for discrete projects. Revenues for such projects are recognized as work is delivered and/or services are provided. Unbilled fees receivables associated with consulting engagements were $35.8 million at December 31, 2007, and $29.5 million at December 31, 2006.

Events revenues are deferred and recognized upon the completion of the related symposium, conference or exhibition. In addition, the Company defers certain costs directly related to events and expenses these costs in the period during which the related symposium, conference or exhibition occurs. The Company policy is to defer only those costs, primarily prepaid site and production services costs, which are incremental and are directly attributable to a specific event. Other costs of organizing and producing our events, primarily Company personnel and non-event specific expenses, are expensed in the period incurred. At the end of each fiscal quarter, the Company assesses on an event-by-event basis whether expected direct costs of producing a scheduled event will exceed expected revenues. If such costs are expected to exceed revenues, the Company records the expected loss in the period determined.

Other revenues consist primarily of fees from research reprints. Reprint fees are recognized when the reprint is shipped.

Cash and cash equivalents. All highly liquid investments with original maturities of three months or less are classified as cash equivalents. The carrying value of these investments approximates fair value based upon their short-term maturity. Investments with maturities of more than three months are classified as marketable securities.

Property leases. Costs to lease facilities, including contractual rent concessions and rent increases, are expensed ratably over the life of the lease. This expense was $23.8 million in 2007, $22.6 million in 2006, and $25.0 million for 2005.

Property, equipment and leasehold improvements. Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the related leases. Property, equipment and leasehold improvements, less accumulated depreciation and amortization consist of the following (in thousands):

	Useful Life (Years)	December 31, 2007	December 31, 2006
Computer equipment and software	2 - 7	$ 143,268	$ 138,493
Furniture and equipment	3 - 8	38,136	39,044
Leasehold improvements	2 -15	50,311	47,257
		231,715	224,794
Less – accumulated depreciation and amortization		(165,164)	(165,079)
		$ 66,551	$ 59,715

Total depreciation expense was $24.3 million, $23.4 million, and $25.5 million in 2007, 2006, and 2005, respectively.

At December 31, 2007 and 2006, capitalized development costs for internal use software were $18.6 million and $15.9 million, respectively, net of accumulated amortization of $12.4 million and $10.1 million, respectively. Amortization of capitalized internal software development costs totaled $6.5 million, $4.6 million, and $6.7 million during 2007, 2006, and 2005, respectively, which is included in Depreciation in the Consolidated Statements of Operations.

Intangible assets. Intangible assets are amortized using the straight-line method over their expected useful lives. Customer relationships are amortized over five years, while noncompete agreements are generally amortized over two to five years.

Intangible assets subject to amortization include the following (in thousands):

December 31, 2007	Customer Relationships	Noncompete Agreements	Total
Gross cost	$ 7,700	$ 498	$ 8,198
Accumulated amortization	(4,235)	(318)	(4,553)
Net	$ 3,465	$ 180	$ 3,645

December 31, 2006	Customer Relationships	Noncompete Agreements	Total
Gross cost	$ 7,700	$1,265	$ 8,965
Accumulated amortization	(2,695)	(292)	(2,987)
Net	$ 5,005	$ 973	$ 5,978

Aggregate amortization expense related to intangible assets was $2.1 million, $10.8 million, and $10.2 million for 2007, 2006, and 2005, respectively.

The estimated future amortization expense by year from purchased intangibles is as follows (in thousands):

2008	$1,609
2009	1,603
2010	433
	$3,645

Goodwill. Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and identifiable intangible net assets acquired. Under SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized but is tested for impairment, at least annually, at the reporting unit level. A reporting unit can be an operating segment or a business if discrete financial information is prepared and reviewed by management. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. The fair value of reporting units were estimated using discounted cash flows, market multiples, and other valuation techniques.

The changes to the carrying amount of goodwill by reporting segment during 2007 and the balance at December 31, 2007, follows:

	Balance December 31, 2006	Currency Translation Adjustments	Adjustments	Balance December 31, 2007
Research	$282,467	$8,117	$(1,385)	$289,199
Consulting	87,666	945	(186)	88,425
Events	36,330	197	(52)	36,475
Other	2,082	—	—	2,082
Total goodwill	$408,545	$9,259	$(1,623)	$416,181

During 2007, the Company reduced recorded goodwill from the META acquisition by approximately $1.6 million, of which $0.3 million was due to the adjustment of certain lease obligations from the META acquisition recorded under EITF 95-3 (See Note 5 — Accounts Payable, Accrued, and Other Liabilities). The remaining $1.3 million reduction was primarily due to the release of a valuation allowance against a deferred tax asset which reduced goodwill.

Impairment of long-lived assets and intangible assets. The Company reviews long-lived assets and intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the respective asset may not be recoverable. Such evaluation may be based on a number of factors including current and projected operating results and cash flows, changes in management's strategic direction as well as other economic and market variables. The Company's policy regarding long-lived assets and intangible assets other than goodwill is to evaluate the recoverability of these assets by determining whether the balance can be recovered through undiscounted future operating cash flows. Should events or circumstances indicate that the carrying value might not be recoverable based on undiscounted future operating cash flows, an impairment loss would be recognized. The amount of impairment, if any, is measured based on the difference between projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds and the carrying value of the asset.

Foreign currency translation. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded as foreign currency translation adjustments, a component of Accumulated other comprehensive income (loss), net within the Stockholders' equity section of the Consolidated Balance Sheets. Income and expense items are translated at average exchange rates for the year. Currency transaction gains or losses arising from transactions denominated in currencies other than the functional currency of a subsidiary are included in results of operations within Other income (expense), net within the Consolidated Statements of Operations. Net currency transaction gains (losses) were $1.1 million in 2007, $(0.6) million during 2006, and $(2.8) million in 2005.

From time to time we enter into foreign currency forward exchange contracts or other derivative financial instruments to offset the effects of adverse fluctuations in foreign currency exchange rates. These contracts generally have a short maturity and are reflected at fair value with unrealized and realized gains and losses recorded in Other income (expense). During 2007, the net gain (loss) from these contracts was immaterial. At December 31, 2007, the Company had 35 foreign currency forward contracts outstanding with a total notional value of $226.0 million. All of these contracts expired in January 2008.

Income taxes. Deferred tax assets and liabilities are recognized based on differences between the book and tax basis of assets and liabilities using presently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable for the year as determined by applying the provisions of enacted tax laws to taxable income for that year and the net changes during the year in deferred tax assets and liabilities. We credit additional paid-in capital for realized tax benefits arising from stock transactions with employees. The tax benefit on a nonqualified stock option is equal to the tax effect of the difference between the market price of the Company's common stock on the date of exercise and the exercise price.

Sales taxes. Sales tax collected from customers remitted to governmental authorities is presented on a net basis in the Consolidated Statements of Operations.

Fair value of financial instruments. The Company's financial instruments include cash and cash equivalents, fees receivable, accounts payable, and accruals which are short-term in nature. The carrying amounts of these financial instruments approximate their fair value. The Company had $394.0 million of outstanding debt at December 31, 2007, which is considered a financial instrument. The carrying amount of this debt approximates its fair value as the rate of interest on the term loan and revolver reflect current market rates of interest for similar instruments with comparable maturities. The Company has an interest rate swap agreement to hedge its exposure on the floating base interest rate on the term loan (see Note 6 – Debt). The interest rate swap had a negative fair value of approximately $5.2 million at December 31, 2007.

Concentrations of credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and fees receivable. Concentrations of credit risk with respect to fees receivable are limited due to the large number of clients comprising the client base and their dispersion across many different industries and geographic regions.

Stock repurchase programs. The Company records the cost to repurchase its own shares to treasury stock. During 2007, the Company recorded $169.1 million of stock repurchases (see Note 8 – Equity and Stock Programs).

Accounting for stock-based compensation. On January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), as interpreted by SEC Staff Accounting Bulletin No. 107 ("SAB No. 107"). Stock-based compensation cost is based on the fair value of the award on the date of grant, which is expensed over the related service period, net of forfeitures. The service period is the period over which the employee performs the related services, which is normally the same as the vesting period. The Company adopted SFAS No. 123(R) under the modified prospective transition method, and consequently prior period results have not been restated. Under this transition method, the Company's reported stock compensation expense includes: a) expense related to the remaining unvested portion of awards granted prior to January 1, 2006, which is based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and b) expense related to stock compensation awards granted subsequent to January 1, 2006, which is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Prior to January 1, 2006, the Company applied APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its employee stock compensation and applied Statement of Financial Accounting Standards No. 123, "Accounting for Stock Issued to Employees" ("SFAS 123") for disclosure purposes only. Under APB 25, the intrinsic value method was used to account for stock-based employee compensation plans and expense was generally not recorded for awards that did not have intrinsic value.

Recent accounting developments

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure certain financial instruments and certain other items at fair value at specified election dates. If the fair value option is elected, a business entity shall report unrealized gains and losses on elected items in earnings at each subsequent reporting date. Upon initial adoption of this Statement an entity is permitted to elect the fair value option for available-for-sale and held-to-maturity securities previously accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The effect of reclassifying those securities into the trading category should be included in a cumulative-effect adjustment of retained earnings and not in current-period earnings and should be separately disclosed. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"), which replaces FASB Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree, and the goodwill acquired in a business combination. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, which will be the Company's fiscal year beginning January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statement – amendments of ARB No. 51 ("SFAS No. 160")." SFAS No. 160 requires the accounting and reporting of minority interests as noncontrolling interests and classified as a component of equity. The statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. The statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008, which will be the Company's fiscal year beginning January 1, 2009.

The SEC Staff issued Staff Accounting Bulletin ("SAB") 110 which permits companies, under certain circumstances, to continue to use the simplified method when calculating the expected term of "plain vanilla" share options. Originally, the simplified method was due to expire on December 31, 2007. A company may use the simplified method if it concludes that it is not reasonable to base its estimate of expected term on its experience with exercising historical share options. Although there is no expiration date for SAB 110, the SEC Staff believes that more detailed external information about exercise behavior will, over time, become readily available. The effective date for SAB 110 is January 1, 2008. The Company is in the process of assessing whether it will continue to use the simplified method for awards of stock-based compensation after January 1, 2008.

2—OTHER CHARGES

The Company recorded Other charges of approximately $9.1 million in 2007, which included charges of $8.7 million related to a litigation settlement and $2.7 million related to a restructuring. Offsetting these charges was a credit of $2.3 million related to an excess facility.

The $8.7 million charge relates to a settlement agreement the Company entered into with Expert Choice, Inc. and the Company's insurance carriers to settle all claims, causes of action and disputes arising out of the litigation entitled *Expert Choice, Inc. v. Gartner, Inc., U.S. District Court, District of Connecticut, Civil Docket 3:03cv02234.* The settlement agreement provided for full and complete mutual releases among the parties, dismissal of the litigation and resolved all disputes between the parties. The total amount of the settlement was $21.5 million, of which $9.5 million was paid by the Company, and an aggregate of $12.0 million was paid by the Company's insurers. The Company had previously accrued $1.0 million toward the settlement of this claim.

The Company also recorded a restructuring charge of $2.7 million for termination costs related to the Company's decision to exit from consulting operations in Asia, which resulted in a reduction of 31 consultants. In addition, the Company also recorded a credit of approximately $2.3 million to reduce an accrual related to an excess facility, which was returned to service. The Company had recorded the original accrual for this excess facility in 2002.

The Company did not record any Other charges in 2006. During 2005, the Company recorded Other charges of $29.2 million, which included $10.7 million related to workforce reductions, $6.0 million for an option buyback, $8.2 million primarily due to a reduction in office space, and approximately $4.3 million of other charges.

Reconciliation of liabilities recorded as other charges

The following table summarizes the activity related to liabilities recorded as Other Charges in the Consolidated Statements of Operations (in thousands):

	Workforce Reduction Costs	Excess Facilities Costs	Asset Impairments and Other	Total
Accrued liability at December 31, 2004	$ 9,268	$17,175	$ 1,498	$ 27,941
Charges during 2005	10,702	8,270	10,205	29,177
Currency translation and reclassifications	(432)	(583)	(1,032)	(2,047)
Payments	(15,947)	(4,267)	(10,084)	(30,298)
Accrued liability at December 31, 2005	$ 3,591	$20,595	$ 587	$ 24,773
Charges during 2006	—	—	—	—
Currency translation and reclassifications	(113)	284	(120)	51
Payments	(2,797)	(5,849)	(467)	(9,113)
Accrued liability at December 31, 2006	$ 681	$15,030	$ —	$ 15,711
Charges during 2007 (1)	2,682	—	8,681	11,363
Adjustment for excess facility	—	(2,280)	—	(2,280)
Currency translation and reclassifications	(156)	164	—	8
Payments	(2,871)	(5,138)	(8,681)	(16,690)
Accrued liability at December 31, 2007	$ 336	$ 7,776	$ —	$ 8,112

(1) The $8.7 million charge was recorded in the second quarter of 2007 and includes $8.5 million for the settlement of the Expert Choice claim and approximately $0.2 million of related legal expenses. The Company had also recorded an accrual of $1.0 million related to the Expert Choice claim in 2003 which was recorded in Selling, general and administrative expense in the Condensed Consolidated Statements of Operations. The Company paid $9.5 million in settlement of the Expert Choice claim in August 2007.

The excess facilities liability as of December 31, 2007 in the table above excludes approximately $6.4 million of additional accrued excess facilities liability related to interest accreted on the lease liabilities. The Company expects the remaining balance of workforce reduction costs to be paid in 2008. Costs for excess facilities will be paid as the leases expire, through 2011. The Company intends to fund these payments from existing cash.

3—CLAIM SETTLEMENT

In 2007 the Company received cash proceeds of $1.8 million related to the settlement of a claim. The $1.8 million was recorded as a gain in Other expense, net in the Consolidated Statements of Operations.

4—OTHER ASSETS

Other assets consist of the following (in thousands):

	December 31,	
	2007	2006
Security deposits	$ 2,328	$ 1,903
Debt issuance costs	2,441	2,313
Benefit plan related assets	27,248	22,657
Non-current deferred tax assets	55,845	53,319
Other	1,181	1,330
Total other assets	$89,043	$81,522

5—ACCOUNTS PAYABLE, ACCRUED, AND OTHER LIABILITIES

Accounts payable and accrued liabilities consist of the following (in thousands):

	December 31,	
	2007	2006
Accounts payable	$ 11,264	$ 13,333
Accrued bonus	49,792	43,901
Payroll and related benefits payable	42,297	45,143
Taxes payable	22,454	23,795
Commissions payable	35,347	30,080
Excess facilities costs recorded as Other Charges	4,116	4,896
Severance recorded as Other Charges	336	681
META purchase accounting obligations	671	3,969
Other accrued liabilities	49,713	42,204
Total accounts payable and accrued liabilities	$215,990	$208,002

Other liabilities consist of the following (in thousands):

	December 31,	
	2007	2006
Non-current deferred revenue	$ 3,083	$ 2,148
Excess facilities costs recorded as Other Charges	3,660	10,134
Long-term tax liabilities	16,005	—
Benefit plan related liabilities	35,545	33,254
Other	23,907	14,056
Total other liabilities	$82,200	$59,592

Reconciliation of META purchase accounting liabilities

In connection with the META acquisition, the Company recorded certain liabilities in purchase accounting under Emerging Issues Task Force Issue 95-3, "Recognition of Liabilities in Connection with a Purchase Combination" ("EITF 95-3"), for involuntary terminations, leases and contract terminations. The Company expects the remaining exit costs to be paid in 2008. The Company is uncertain at this time regarding the timing of the settlement of the remaining tax contingencies. The Company intends to fund these payments from existing cash.

The following table summarizes the activity during 2007 and the ending balance at December 31, 2007 (dollars in thousands) for liabilities recorded under EITF 95-3:

	Balance December 31, 2006	Adjustments (1)	Payments (2)	Balance December 31, 2007
Lease terminations	$3,211	$(330)	$(2,881)	$ —
Costs to exit activities	255	—	(87)	168
Tax contingencies	503	—	—	503
	$3,969	$(330)	$(2,968)	$671

(1) During the second quarter of 2007, the Company reduced a lease obligation by $0.2 million due to revised subleasing assumptions, and in the third quarter of 2007 reduced the lease obligation by $0.1 million due to the settlement of a lease commitment. The offset of $0.3 million was a reduction of goodwill recorded on the META acquisition (see Note 1 — Summary of Significant Accounting Policies).

(2) Includes $1.0 million, $0.7 million, $1.2 million, and less than $0.1 million paid in the first, second, third, and fourth quarters of 2007, respectively.

6—DEBT

Credit arrangement

On January 31, 2007, the Company refinanced its then-existing debt and entered into a new credit arrangement that provides for a five-year, $180.0 million term loan and a $300.0 million revolving credit facility. The revolving credit facility may be increased up to an additional $100.0 million at the discretion of our lenders (the "expansion feature"), for a total revolving credit facility of $400.0 million. However, the $100.0 million expansion feature may or may not be available to us depending upon prevailing credit market conditions.

The Company incurred approximately $1.3 million of debt issuance costs related to the refinancing, which is being amortized to interest expense over the term of the new debt. In conjunction with the refinancing, the Company also expensed $0.3 million in the first quarter of 2007 of previously capitalized debt issuance costs. On January 31, 2007, and in conjunction with the refinancing, the Company drew down $190.0 million from the revolving facility and $180.0 million from the term loan facility under the new credit arrangement and repaid $370.0 million outstanding under its prior borrowing arrangements, which the Company terminated. In conjunction with the refinancing, the Company also terminated its existing interest rate swap contract which resulted in a realized gain of approximately $1.2 million. In accordance with the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), the gain was recorded in other comprehensive income and will be amortized to interest expense.

The term loan will be repaid in 18 consecutive quarterly installments commencing September 30, 2007, plus a final payment due on January 31, 2012, and may be prepaid at any time without penalty or premium at the option of Gartner. The revolving credit facility may be used for loans, and up to $15.0 million may be used for letters of credit. The revolving loans may be borrowed, repaid and reborrowed until January 31, 2012, at which time all amounts borrowed must be repaid. At December 31, 2007, the Company had $174.0 million outstanding under the term loan and $220.0 million outstanding under the revolver.

Borrowings under the credit arrangement bear interest at a rate equal to, at Gartner's option, either (i) the greatest of the Administrative Agent's prime rate, the Administrative Agent's rate for three-month certificates of deposit (adjusted for statutory reserves) plus 1% and the average rate on overnight federal funds plus 1/2 of 1%, plus a margin equal to between 0.00% and 0.25% depending on Gartner's leverage ratio as of the end of the four consecutive fiscal quarters most recently ended, or (ii) at the eurodollar rate (adjusted for statutory reserves) plus a margin equal to between .625% and 1.25%, depending on Gartner's leverage ratio as of the end of the four consecutive fiscal quarters most recently ended.

As of December 31, 2007, the Company had approximately $77.0 million of available borrowing capacity under the revolving credit facility (not including the expansion feature). As of December 31, 2007, the annualized interest rates on the term loan and revolver were 5.71% and 5.77%, respectively, which consists of a three-month LIBOR base rate and one-month LIBOR base rate, respectively, plus a margin of 0.875% on each.

Interest rate swap

The Company has an interest rate swap that hedges the base interest rate risk on the term loan portion of the Credit Agreement. The effect of the swap is to convert the floating base rate on the term loan to a fixed rate. Under the swap terms, the Company pays a 5.06% fixed rate and in return receives a three-month LIBOR rate. The three-month LIBOR rate received on the swap matches the base rate paid on the term loan since both use three-month LIBOR. The swap had an initial notional value of $180.0 million, which declines as payments are made on the term loan so that the amount outstanding under the term loan and the notional amount of the swap are always equal. The swap had a notional amount of $174.0 million at December 31, 2007, which was the same as the outstanding amount of the term loan. Including the effect of the interest rate swap, the annualized effective interest rate on the term loan was 5.06% as of December 31, 2007.

The Company accounts for the swap as a cash flow hedge in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires all derivatives, whether designated as hedges or not, to be recorded on the balance sheet at fair value. Since the swap qualifies as a cash flow hedge under SFAS No. 133, changes in the fair value of the swap will be recorded in other comprehensive income as long as the swap continues to effectively hedge the base interest rate risk on the term loan. Any ineffective portion of changes in the fair value of the hedge will be recorded in earnings. At December 31, 2007, there was no ineffective portion of the hedge as defined under SFAS No. 133.

Letters of credit

The Company issues letters of credit in the ordinary course of business. At December 31, 2007, the Company had outstanding letters of credit of $3.0 million.

7—COMMITMENTS AND CONTINGENCIES

The Company leases various facilities, furniture, and computer equipment under operating lease arrangements expiring between 2008 and 2025. Future minimum annual cash payments under non-cancelable operating lease agreements at December 31, 2007, are as follows (in thousands):

Year ended December 31,	
2008	$ 35,450
2009	30,600
2010	26,300
2011	16,800
2012	12,150
Thereafter	66,650
Total minimum lease payments (1)	$187,950

(1) Excludes approximately $8.4 million of contractual sublease rental income.

We are involved in legal proceedings and litigation arising in the ordinary course of business. We believe that the potential liability, if any, in excess of amounts already accrued from all proceedings, claims and litigation will not have a material effect on our financial position or results of operations when resolved in a future period.

The Company has various agreements that may obligate us to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business under which we customarily agree to hold the other party harmless against losses arising from a breach of representations related to such matters as title to assets sold and licensed or certain intellectual property rights. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of the Company's obligations and the unique facts of each particular agreement. Historically, payments made by us under these agreements have not been material. As of December 31, 2007, we did not have any indemnification agreements that would require material payments.

8—EQUITY AND STOCK PROGRAMS

Adoption of Staff Accounting Bulletin No. 108. The Company adopted SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108") effective the beginning of the fiscal year ended December 31, 2006. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes an approach that requires quantification of financial statement errors based on the effects on each of the Company's financial statements and related financial statement disclosures. In accordance with the requirements of SAB No. 108, the Company adjusted its opening accumulated earnings for 2006 in the accompanying Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the items described below. The net impact of these adjustments increased the Company's opening balance of accumulated earnings for 2006 by approximately $3.2 million. The Company considers these adjustments to be immaterial to its Consolidated Statements of Operations and its Consolidated Balance Sheets in prior periods.

Operating leases

The Company recorded an adjustment of $0.7 million related to a correction in the accounting treatment of certain operating leases, resulting in a reduction of opening accumulated earnings of approximately $0.4 million, net of tax effect of $0.3 million. Promulgated accounting principles require contractual rent concessions and rent increases to be applied ratably over the life of the operating lease. The Company only applied this requirement to operating leases above a certain threshold, with the resulting adjustment amount accumulating over a period of years.

Taxes payable

The Company recorded an adjustment of $10.7 million related to an overstatement of current taxes payable, resulting in an increase to opening accumulated earnings of $7.4 million and a $3.3 million increase to opening additional paid-in capital. The adjustment had no impact on tax expense. The adjustment was due to the carryover impact of an excess payable balance from prior years in the current taxes payable account which had accumulated over a period of years prior to 2000.

Stock options granted prior to October 1999

Prior to October 1999, the exercise price of stock options granted to employees under the Company's stock option plans was equal to the average of the closing price of the Company's common stock for the five trading days immediately preceding the grant date. In 2006, the Company determined that for valuation purposes, the exercise price should have been the closing price on the date of grant (which is the formula used by the Company since October 1999). Accordingly, the Company revalued options granted prior to October 1999 using the closing price on the date of grant and determined that an additional $6.0 million of compensation expense should have been recorded. The cumulative effect of the adjustment resulted in a reduction of opening accumulated earnings of approximately $3.8 million, an increase to additional paid-in capital of $3.9 million, and a tax effect of less than $0.1 million.

Capital stock. Holders of common stock are entitled to one vote per share on all matters to be voted by stockholders. The Company does not currently pay cash dividends on its common stock. While subject to periodic review, the current policy of the Board of Directors is to retain all earnings primarily to provide funds for continued growth. Also, our credit arrangement contains a negative covenant which may limit our ability to pay dividends. In addition, our Amended and Restated Security Holders Agreement with Silver Lake requires us to obtain Silver Lake's consent prior to declaring or paying dividends.

The following table summarizes transactions relating to the Company's common stock for the period ending December 31, 2007:

	Issued Shares	Treasury Stock Shares
Balance at December 31, 2004	150,820,092	39,054,279
Issuances under stock plans	3,252,677	(677,332)
Purchases for treasury	—	837,800
Forfeitures/cancellations of restricted stock	(523,335)	—
Balance at December 31, 2005	153,549,434	39,214,747
Issuances under stock plans	2,684,982	(1,952,616)
Purchases for treasury	—	14,907,460
Balance at December 31, 2006	156,234,416	52,169,591
Issuances under stock plans	—	(3,353,421)
Purchases for treasury	—	8,386,490
Balance at December 31, 2007	156,234,416	57,202,660

$200 million share repurchase program. In February 2007, the Company's Board of Directors authorized a new program to repurchase up to $200.0 million of Gartner common stock. The program replaces the $100.0 million share repurchase program approved in October 2005. Repurchases will be made from time-to-time through open market purchases. Repurchases are subject to the availability of stock, prevailing market conditions, the trading price of the stock, the Company's financial performance and other conditions. Repurchases will be funded from cash flow from operations and possible borrowings under the Company's credit facility. During 2007, the Company repurchased 8,386,490 shares of its common stock for an aggregate purchase price of $169.1 million.

Terminated $100 million share repurchase program. In October 2005, the Company's Board of Directors authorized a $100.0 million common share repurchase program. Under this program, the Company repurchased 4,517,850 and 837,800 shares of its common stock in 2006 and 2005, respectively. The program was terminated in early 2007.

Silver Lake share repurchase. In December 2006, the Company repurchased 10,389,610 shares of its common stock directly from Silver Lake at $19.25 per share, for a total aggregate purchase price of $200.0 million.

Stock option buy back. The Company completed an offer in 2005 to buy back certain vested and outstanding stock options for cash, which resulted in the tender and cancellation of 6,383,445 stock options. In conjunction with the buyback, the Company recorded a charge of approximately $6.0 million, including transaction costs. The charge is recorded in Other charges, net in the Consolidated Statements of Operations.

9—STOCK-BASED COMPENSATION

The Company grants stock-based compensation awards as an incentive for employees and directors to contribute to the Company's long-term success. The Company's stock compensation awards include stock options, stock-settled stock appreciation rights, common stock equivalents, restricted stock, and service- and performance-based restricted stock units. At December 31, 2007, the Company had 7.2 million shares of common stock authorized for awards of stock-based compensation under its 2003 Long Term Incentive Plan.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), as interpreted by SEC Staff Accounting Bulletin No. 107 ("SAB No. 107"). Accordingly, the Company is now recognizing stock-based compensation expense for all awards granted, which is based on the fair value of the award on the date of grant, recognized over the related service period, net of estimated forfeitures. The service period is the period over which the employee performs the related services, which is normally the same as the vesting period.

The Company adopted SFAS No. 123(R) under the modified prospective transition method, and consequently periods prior to 2006 have not been restated. Under this transition method, the Company's reported stock compensation expense includes: a) expense related to the remaining unvested portion of awards granted prior to

January 1, 2006, which is based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and b) expense related to stock compensation awards granted subsequent to January 1, 2006, which is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Prior to the adoption of SFAS No. 123(R), the Company followed APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its employee stock compensation and applied Statement of Financial Accounting Standards No. 123, "Accounting for Stock Issued to Employees" ("SFAS 123") for disclosure purposes only. Under APB 25, the intrinsic value method was used to account for stock-based employee compensation plans and expense was generally not recorded for awards granted without intrinsic value.

Determining the appropriate fair value model and calculating the fair value of stock compensation awards requires the input of certain highly complex and subjective assumptions, including the expected life of the stock compensation awards and the Company's common stock price volatility. In addition, determining the appropriate amount of associated periodic expense requires management to estimate the rate of employee forfeitures and the likelihood of the achievement of certain performance targets. The assumptions used in calculating the fair value of stock compensation awards and the associated periodic expense represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and the Company deems it necessary in the future to modify the assumptions it made or to use different assumptions, or if the quantity and nature of the Company's stock-based compensation awards changes, then the amount of expense may need to be adjusted and future stock compensation expense could be materially different from what has been recorded in the current period.

On November 10, 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123(R). Prior to the adoption of SFAS No. 123(R), the Company classified tax benefits resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS No. 123(R) requires that cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for options exercised ("excess tax benefits") be classified as financing cash flows.

The Company recognized the following amounts of stock-based compensation expense under SFAS No. 123(R) in the Consolidated Statement of Operations in 2007 and 2006 (in thousands):

	Year Ended December 31,	
Amount recorded in:	2007	2006
Costs of services and product development expense	$10,800	$ 8,230
Selling, general, and administrative expense	13,441	8,430
Total stock-based compensation expense (1)	$24,241	$16,660

(1) Includes $0.9 million and $1.4 million for charges related to retirement-eligible employees in 2007 and 2006, respectively.

As of December 31, 2007, the Company had $38.2 million of total unrecognized stock-based compensation cost, which is expected to be recognized as stock-based compensation expense over the remaining weighted-average service period of approximately 2.2 years. For the year ended December 31, 2007, excess tax benefits realized from the exercise of stock-based compensation awards was $14.8 million, compared to $9.2 million in the prior year. Currently, the Company issues treasury shares upon the exercise or settlement of stock-based compensation awards.

Stock-based compensation awards

The following disclosures provide information regarding the Company's stock-based compensation awards, all of which are classified as equity awards in accordance with SFAS No. 123(R):

Stock options and stock appreciation rights. The Company may grant stock options to employees that allow them to purchase shares of the Company's common stock at a certain price. Options may also be granted to members of the Board of Directors and certain consultants. The Company determines the fair value of stock options at the date of grant using the Black-Scholes-Merton valuation model. Options vest annually over a four-year vesting period, and options granted prior to 2005 expire ten years from the grant date, whereas options granted beginning in 2005 generally expire seven years from the grant date.

In 2007, the Company recognized $5.8 million of expense related to stock options. The Company received $31.7 million and $44.0 million of cash from stock option exercises in 2007 and 2006, respectively.

A summary of the changes in stock options outstanding for the year ended December 31, 2007 follows:

	Options in millions	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2006	12.8	$11.10	5.17 years
Granted (1)	—	—	—
Forfeited or expired	(.1)	11.77	nm
Exercised (2)	(2.8)	11.34	nm
Outstanding at December 31, 2007 (3)	9.9	$11.02	4.31 years
Vested and exercisable at December 31, 2007 (3)	8.5	$11.03	4.23 years

nm=not meaningful

(1) The Company did not grant any stock option awards in 2007.

(2) Options exercised during 2007 had an aggregate intrinsic value of $36.2 million.

(3) At December 31, 2007, options outstanding and options vested and exercisable had aggregate intrinsic values of $65.7 million and $57.1 million, respectively.

A summary of changes in the number of unvested stock options follows:

	Options in millions	Weighted Average Exercise Price
Nonvested options outstanding at December 31, 2006	3.7	$11.28
Granted	—	—
Forfeited	(.1)	nm
Vested during the period	(2.2)	nm
Nonvested options outstanding at December 31, 2007 (1)	1.4	$11.02

nm=not meaningful

(1) Substantially all of these nonvested options are scheduled to vest prior to June 30, 2008.

Stock-settled stock appreciation rights ("SARs") are settled in common shares and are similar to options as they permit the holder to participate in the appreciation of the Company's common stock. SARs may be settled in common shares by the employee once the applicable vesting criteria have been met. When SARs are exercised, the number of Gartner common shares awarded is calculated as follows: (1) the total proceeds from the SARs exercise (the closing price of Gartner common stock on the date of exercise less the exercise price of the SARs, multiplied by the number of SARs exercised) is divided by (2) the closing price of Gartner common stock on the exercise date. Gartner will withhold a portion of the common shares issuable upon exercise to satisfy minimum statutory tax withholding requirements. SARs recipients do not have any of the rights of a Gartner stockholder, including voting rights and the right to receive dividends and distributions, until after actual shares of common stock are issued in respect of the award, which is subject to the prior satisfaction of the vesting and other criteria relating to such grants.

During 2007, the Company granted approximately 0.6 million SARs to its executive officers. The Company determined the fair value of the SARs on the date of grant using the Black-Scholes-Merton valuation model. The SARs vest ratably over a four-year service period and they expire seven years from the grant date. Total compensation expense recognized for SARs was approximately $2.4 million in 2007.

A summary of the changes in SARs outstanding for the year ended December 31, 2007 follows:

	SARs in millions	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2006	1.2	$14.48	$6.02	6.38 years
Granted during 2007	.6	21.93	8.00	7.0 years
Forfeited or expired	(.1)	17.04	—	—
Exercised	—	—	—	—
Outstanding at December 31, 2007 (1)	1.7	$17.07	$6.75	5.59 years
Vested and exercisable at December 31, 2007	.3	$14.48	$6.09	5.07 years

(1) At December 31, 2007, SARs outstanding had an intrinsic value of $3.5 million. SARs vested and exercisable had an intrinsic value of $.9 million.

The fair value of the Company's options and SARs was estimated on the date of grant using the Black-Scholes-Merton valuation model with the following weighted-average assumptions:

	2007	2006	2005
Expected dividend yield (1)	0%	0%	0%
Expected stock price volatility (2)	33%	40%	39%
Risk-free interest rate (3)	4.7%	4.7%	4.8%
Expected life in years (4)	4.74	4.81	4.75

(1) The dividend yield assumption is based on the history and expectation of the Company's dividend payouts. Historically Gartner has not paid dividends on its common stock.

(2) The determination of expected stock price volatility for options and SARs granted in 2007 and 2006 was based on both historical Gartner common stock prices and implied volatility from publicly traded options in Gartner common stock. Prior to 2006, the Company only considered the historical stock price volatility of Gartner common stock in the determination of the expected stock price volatility.

(3) The risk-free interest rate is based on the yield of a U.S. Treasury security with a maturity similar to the expected life of the award.

(4) The expected life in years for options and SARs granted in 2007 and 2006 was based on the "simplified" calculation provided for in SAB No. 107. The simplified method determines the expected life in years based on the vesting period and contractual terms as set forth when the award is made. In previous periods the Company determined the expected life in years based on the historical exercise data for options that had vested.

Restricted Stock, Restricted Stock Units, and Common Stock Equivalents. Restricted stock awards give the awardee the right to vote the restricted common shares and to receive dividends and distributions on these shares; however, the awardee may not sell the restricted shares until all restrictions on the release of the shares have lapsed and the shares are released. Restricted stock units (RSUs) give the awardee the right to receive Gartner common shares when the restrictions lapse and the vesting conditions are met, and each RSU that vests entitles the awardee to one common share. RSU awardees do not have any of the rights of a Gartner stockholder, including voting rights and the right to receive dividends and distributions, until after the common shares are released. Common stock equivalents (CSEs) are convertible into Gartner common shares, and each CSE entitles the holder to one common share. Certain members of our Board of Directors receive directors' fees payable in CSEs unless they opt for cash payment. Generally, the CSEs are converted when service as a director terminates.

The fair value of restricted stock, RSUs, and CSEs is determined on the date of grant based on the market price of the Company's common stock. The fair value of these awards is recognized as compensation expense as follows: (i) restricted stock awards generally vest based on the achievement of a market condition and are expensed on a straight-line basis over three years; (ii) service-based RSUs vest ratably over four years and are expensed on a straight-line basis over four years; (iii) performance-based RSUs are subject to both performance and service conditions, vest ratably over four years, and are expensed on an accelerated basis as required by SFAS No. 123(R); and (iv) CSEs vest immediately and are recorded as expense on the date of grant.

A summary of the changes in restricted stock, restricted stock units, and common stock equivalents during the year ended December 31, 2007 is presented in the table below:

	Restricted Stock	Weighted-Average Grant Date Fair Value	Restricted Stock Units (RSUs)	Weighted-Average Grant Date Fair Value	Common Stock Equivalents (CSEs)	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2006	511,000	$8.81	1,521,620	$14.13	—	$ —
Awarded (1), (2)	—	—	1,207,580	22.12	20,330	22.23
Vested or settled (2), (3)	(311,000)	9.67	(405,415)	14.18	(20,330)	22.23
Forfeited	—	—	(135,003)	17.39	—	—
Nonvested at December 31, 2007 (3), (4)	200,000	$7.30	2,188,782	$18.33	—	$ —

(1) Includes 630,310 performance-based RSUs awarded to executives and 577,270 service-based RSUs awarded to executive and non-executive staff. The number of performance-based RSUs awarded was subject to the achievement of a performance condition tied to the annual increase in the Company's subscription-based contract value for 2007, and ranged from 0% and 200% of the target number awarded depending on the performance level achieved. The aggregate target RSU amount was 516,243 RSUs. The actual performance target achieved for 2007 was 128.3%, resulting in a total of 630,310 RSUs awarded, net of forfeitures.

(2) CSEs vest immediately and are convertible into common shares when the director leaves the Board of Directors or earlier if the director elects to accelerate release.

(3) During 2007, 300,000 shares of the restricted stock held by our CEO vested based on the achievement of a specified market condition and 11,000 shares vested based on the achievement of the specified service condition. Vesting on the remaining 200,000 shares of restricted stock held by our CEO is subject to the achievement of a specified market condition as follows: (i) 100,000 shares vest when the Company's common stock trades at an average price of $25 or more for sixty consecutive trading days; and (ii) 100,000 shares vest when the Company's common stock trades at an average price of $30 or more for sixty consecutive trading days.

(4) The weighted-average remaining contractual term of the RSUs is 1.48 years. The restricted stock has no defined contractual term.

Stock-based compensation expense per share

The following table presents information on net income and diluted income per share for the years ended December 31, 2007 and 2006 determined in accordance with SFAS No. 123(R), compared to the pro forma information determined under SFAS 123 for the year ended December 31, 2005 (in thousands, except per share data):

	2007	2006	2005
Net income (loss) as reported	$73,553	$58,192	$ (2,437)
SFAS No. 123 pro forma adjustments for prior years:			
Add: Stock-based compensation expense, net of tax, included in net income, as reported	na	na	679
Deduct: Pro forma employee compensation cost, net of tax (1)	na	na	(39,517)
Net income (loss) including stock-based compensation expense	$73,553	$58,192	$(41,275)
Basic income (loss) per share—as reported for 2005	na	na	$ (0.02)
Basic income (loss) per share including stock compensation expense	$ 0.71	$ 0.51	$ (0.37)
Diluted income (loss) per share—as reported for 2005	na	na	$ (0.02)
Diluted income (loss) per share including stock compensation expense	$ 0.68	$ 0.50	$ (0.37)

na—not applicable

(1) In 2005, the Company completed an offer to buy back certain vested and outstanding employee stock options for cash. As a result, the pro forma employee compensation cost for 2005 includes $26.2 million of pro forma expense related to the buyback. The pro forma expense resulted from the reversal of pro forma deferred tax assets that had been established in prior periods which would not be realized for pro forma purposes because the options were tendered and cancelled.

Employee stock purchase plan

The Company has an employee stock purchase plan (the "Plan") under which eligible employees are permitted to purchase Gartner common stock through payroll deductions, which may not exceed 10% of an employee's compensation (or $23,750 in any calendar year), at a price equal to 95% of the common stock price as reported by the NYSE at the end of each offering period.

At December 31, 2007, the Company had 1.9 million shares available for purchase under the Plan. The Plan is considered non-compensatory under SFAS No. 123(R), and as a result the Company does not record compensation expense for employee share purchases. The Company received approximately $2.8 million in cash from share purchases under the Plan in 2007.

10—COMPUTATION OF INCOME (LOSS) PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in earnings. When the impact of stock options or other stock-based compensation is antidilutive they are excluded from the calculation.

The following table sets forth the reconciliation of the basic and diluted earnings (loss) per share computations (in thousands, except per share amounts):

	2007	2006	2005
Numerator:			
Net income (loss) used for calculating basic and diluted income (loss) per common share	$ 73,553	$ 58,192	$ (2,437)
Denominator: (1)			
Weighted average number of common shares used in the calculation of basic income per share	103,613	113,071	112,253

	2007	2006	2005
Common stock equivalents associated with stock-based compensation plans	4,715	3,132	–
Shares used in the calculation of diluted income per share	108,328	116,203	112,253
Income (loss) per share:			
Basic	$ 0.71	$ 0.51	$ (0.02)
Diluted	$ 0.68	$ 0.50	$ (0.02)

(1) During 2007, 2006 and 2005, the Company repurchased 8.4 million, 14.9 million, and 0.8 million of its common shares, respectively (See Note 8 — Equity and Stock Programs).

The following table presents the number of options to purchase shares and other share equivalents that were not included in the computation of diluted EPS because the effect would have been antidilutive. During periods with reported income, these options were antidilutive because their exercise prices were greater than the average market value of a share of common stock during the period. During periods with reported loss, all options outstanding had an antidilutive effect.

	2007	2006	2005
Antidilutive options and other share equivalents (in millions)	0.6	1.9	11.4
Average market price per share of Gartner common stock	$23.00	$15.68	$10.88

11—INCOME TAXES

Following is a summary of the components of income before income taxes (in thousands):

	2007	2006	2005
U.S.	$ 62,764	$43,417	$ (6,607)
Non-U.S.	51,397	42,455	12,045
Income before income taxes	$114,161	$85,872	$ 5,438

The expense for income taxes on the above income consists of the following components (in thousands):

	2007	2006	2005
Current tax (benefit) expense:			
U.S. federal	$ 3,901	$ (9,119)	$ (3,350)
State and local	(2,798)	7,296	2,890
Foreign	14,347	11,923	10,195
Total current	15,450	10,100	9,735
Deferred tax (benefit) expense:			
U.S. federal	2,695	24,588	(8,796)
State and local	5,487	(16,826)	(3,840)
Foreign	(382)	(2,384)	416
Total deferred	7,800	5,378	(12,220)
Total current and deferred	23,250	15,478	(2,485)
Benefit (expense) relating to interest rate swap used to increase (decrease) equity	2,449	(417)	283
Benefit from stock transactions with employees used to increase equity	15,237	10,750	4,472
Benefit (expense) relating to SFAS No. 158 pension adjustments used to increase (decrease) equity	(1,688)	–	–
Benefit of certain SAB No. 108 adjustments to DTA's used to increase equity	–	1,075	–
Benefit of acquired tax assets used to reduce goodwill	1,360	794	5,605
Total tax expense	$40,608	$ 27,680	$ 7,875

Current and long-term deferred tax assets and liabilities are comprised of the following (in thousands):

	December 31,	
	2007	2006
Depreciation and software amortization	$ 10,673	$ 4,063
Expense accruals	33,004	36,990
Loss and credit carryforwards	52,474	74,995
Other	16,953	6,395
Gross deferred tax asset	113,104	122,443
Intangible assets	(7,690)	(5,527)
Prepaid expenses	(7,401)	(1,121)
Other liabilities	(1,331)	–
Gross deferred tax liability	(16,422)	(6,648)
Valuation allowance	(38,296)	(50,679)
Net deferred tax asset	$ 58,386	$ 65,116

Current net deferred tax assets and net deferred tax liabilities were $7.8 million and $4.9 million as of December 31, 2007 and $11.8 million and zero as of December 2006, respectively, and are included in Prepaid expenses and other current assets and Accounts payable and accrued liabilities in the Consolidated Balance Sheets. Long-term net deferred tax assets and net deferred tax liabilities were $55.8 million and $0.3 million as of December 31, 2007 and $53.3 million and zero as of December 31, 2006, respectively, and are included in Other assets and Other liabilities in the Consolidated Balance Sheets.

The valuation allowance relates primarily to non-U.S. net operating losses, domestic capital loss carryforwards, and foreign tax credits that more likely than not will expire unutilized. The net decrease in valuation allowance of $12.4 million in 2007, of which approximately $6.8 million reduced income tax expense, relates primarily to the following items: (a) the release of approximately $3.3 million of valuation allowance on federal capital loss carryovers due to expected utilization against 2007 capital gains, of which $1.4 million reduced income tax expense, (b) the release of approximately $3.7 million of valuation allowance on non-U.S. net operating losses for current and anticipated utilization, of which $2.8 million reduced income tax expense, and (c) the release of approximately $3.3 million of valuation allowance for changes in anticipated utilization of foreign tax credits, all of which reduced income tax expense. Approximately $7.6 million of the valuation allowance will reduce goodwill upon subsequent recognition of any related tax benefits associated with various META deferred tax assets.

The Company has established a full valuation allowance against domestic realized and unrealized capital losses, as the future utilization of those losses is uncertain. As of December 31, 2007, the Company had U.S. federal capital loss carryforwards of $10.8 million, of which $5.4 million of the capital loss carryovers will expire in 2009, $5.3 million will expire in 2010, and $0.1 million will expire in 2011. The Company also had $20.3 million in state and local capital loss carryforwards, which will expire over a similar time period.

As of December 31, 2007, the Company had federal net operating loss carryforwards of $10.4 million, which will expire over the next 15 to 20 years. The Company also had state and local net operating loss carryforwards of $224.4 million, of which $6.4 million will expire within one to five years, $54.2 million will expire within six to fifteen years, and $163.8 million will expire within sixteen to twenty years. In addition, the Company had non-U.S. net operating loss carryforwards of $39.7 million, of which $9.0 million will expire over the next 20 years and $30.7 million can be carried forward indefinitely.

As of December 31, 2007 the Company also had foreign tax credit carryforwards of $22.8 million, of which $2.8 million will expire in 5 to 8 years and $20.0 million will expire in 10 years.

The differences between the U.S. federal statutory income tax rate and the Company's effective tax rate on income before income taxes are:

	2007	2006	2005
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.9	2.2	(4.3)
Foreign income taxed at different rates	(2.4)	(3.0)	112.2
Non-taxable income	(0.2)	(0.3)	(4.3)
Exempt foreign trading gross receipts	—	(0.2)	(1.7)
Non-deductible meals and entertainment	0.8	0.8	10.6
Non-deductible acquisition costs	—	0.1	13.2
Repatriation of foreign earnings	—	—	(66.5)
Foreign tax credits	(1.8)	—	(34.9)
Record (release) valuation allowance	(1.4)	(15.9)	111.0
(Release) increase reserve for tax contingencies	1.8	13.2	(24.3)
Other items (net)	0.9	0.3	(1.2)
Effective tax rate	35.6%	32.2%	144.8%

The higher effective tax rate in 2007 as compared to 2006 is attributable to several items. The most significant of these items includes the following: (a) the Company generated a smaller percentage of its income in low tax jurisdictions in 2007 as compared to 2006, and (b) differences relating to the release of valuation allowances and changes in reserves.

The lower effective tax rate in 2006 as compared to 2005 is attributable to several items. The most significant of these items include the following: (a) the Company generated a larger percentage of its income in low tax jurisdictions in 2006 as compared to 2005, and (b) 2006 included a significant decrease in valuation allowances for state and local net operating losses while 2005 included a significant increase in valuation allowances for foreign tax credits. The impact of these items is partially offset by (a) benefits taken to reduce overall tax expense in 2005 relating to repatriated earnings, no such items occurred in 2006, (b) larger benefits taken in 2005 as compared to 2006 for foreign tax credits generated, and (c) an overall increase in reserve needs in 2006 as compared to an overall decrease in 2005. The impact of the various positive and negative adjustments is amplified by lower pretax book income in 2005 as compared to 2006.

Undistributed earnings of subsidiaries outside of the U.S. amounted to approximately $7.9 million as of December 31, 2007. These earnings have been and will continue to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes has been provided thereon. If the undistributed earnings were repatriated in the foreseeable future, the amount of additional tax payable would be immaterial.

The number of years with open tax audits varies depending on the tax jurisdiction. Generally, our statutes in our major taxing jurisdictions are open for tax years ended September 30, 1999 and forward. Our major taxing jurisdictions include the U.S. (federal and state), the United Kingdom, Italy, Canada, and Japan.

The Company received Examination Reports from the Internal Revenue Service ("IRS") in October 2005 and October 2006 in connection with audits of the Company's federal income tax returns for the tax years ended September 30, 1999 through December 31, 2004. The IRS proposed adjustments relating primarily to the valuation of intangible assets licensed by Gartner to a foreign subsidiary and the calculation of payments made pursuant to a cost sharing arrangement between Gartner and a foreign subsidiary. Gartner appealed the initial findings and has reached a settlement on the issues with the IRS Appeals Office. With respect to the audits, the Company had recorded provisions in prior periods based on estimates of the amount for which the claim would be settled. Based on the outcome of our negotiations, we released reserves and recorded a benefit of $1.5 million in 2006. On February 27, 2008 the Company received official written notification that the case had cleared the IRS Joint Committee, which officially closes the IRS audit for those periods.

The Company adopted SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" effective the beginning of the fiscal year ended December 31, 2006. In accordance with the requirements of SAB No. 108, the Company recorded an adjustment of $10.7 million related to an overstatement of current taxes payable, resulting in an increase to opening accumulated earnings of $7.4 million and a $3.3 million increase to opening additional paid-in capital. The adjustment was due to the carryover impact of an excess balance from prior years in the current taxes payable account which had accumulated over a period of years prior to 2000. The adjustment had no impact on tax expense, and the Company considered the adjustment to be immaterial to its Consolidated Statements of Operations and it's Consolidated Balance Sheets in prior periods.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 is an interpretation of FASB Statement No. 109, "Accounting for Income Taxes," and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods and requires expanded disclosure with respect to the uncertainty in income taxes. The cumulative effect, if any, of applying FIN 48 was reported as an adjustment to the opening balance of retained earnings in the year of adoption.

The Company adopted FIN 48 on January 1, 2007. As a result of the implementation the Company decreased its reserves for uncertain tax positions by approximately $1.4 million and decreased its deferred tax assets by approximately $1.4 million. Because the amounts were offsetting, there was no adjustment to the beginning balance of retained earnings on the balance sheet. As of the adoption date of January 1, 2007, the Company had gross unrecognized tax benefits of $25.1 million. As of December 31, 2007, the Company had gross unrecognized tax benefits of $18.1 million. Of this amount, $17.0 million would favorably affect the effective income tax rate if recognized in future periods. It is reasonably possible that the gross unrecognized tax benefits will be decreased by $2.7 million within the next 12 months due primarily to the expiration of the relevant statutes of limitation. The nature of the uncertainty relates to the tax effects of intercompany charges.

FIN 48 also requires companies to reclassify uncertain tax positions not expected to be settled within one year to long term liabilities. Therefore, upon adoption, Accounts payable and accrued liabilities decreased by approximately $19.6 million and Other liabilities increased by approximately $19.6 million. As of December 31, 2007, the Company had Other liabilities of $15.4 million related to long term uncertain tax positions.

Upon adoption of FIN 48, the Company elected an accounting policy to classify accrued interest and penalties related to unrecognized tax benefits in our income tax provision. Previously, our policy was to classify interest and penalties as an operating expense in arriving at pretax income. The Company had $2.5 million and $(0.1) million of accrued interest and penalties recorded as of December 31, 2007 and 2006, respectively, related to the unrecognized tax benefits. The entire increase reduced net income in 2007. These amounts are in addition to the gross unrecognized tax benefits noted above.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	$ 25,105
Additions based on tax positions related to the current year	3,174
Additions for tax positions of prior years	1,831
Reductions for tax positions of prior years	(488)
Reclass to current taxes payable and other income tax accounts	(11,734)
Impact of foreign exchange	163
Balance at December 31, 2007	$ 18,051

12—EMPLOYEE BENEFITS

Savings and investment plan. The Company has a savings and investment plan covering substantially all domestic employees. Company contributions are based upon the level of employee contributions, up to a maximum of 4% of the employee's eligible salary, subject to an annual maximum. For 2007, the maximum match was $6,200. In addition, the Company also contributes at least 1% of employee's base compensation, subject to an IRS annual limitation of $2,250 for 2007. Amounts expensed in connection with the plan totaled $11.8 million, $10.9 million, and $10.6 million, for 2007, 2006, and 2005, respectively.

Deferred compensation arrangement. The Company has a supplemental deferred compensation arrangement for the benefit of certain highly compensated officers, managers and other key employees which is structured as a rabbi trust. We classify the plan's investment assets in Other assets on the Consolidated Balance Sheets at current fair value, and the value of the assets was $18.8 million and $16.3 million at December 31, 2007 and 2006, respectively. The corresponding deferred compensation liability of $21.9 million and $19.1 million at December 31, 2007 and 2006, respectively, is recorded at fair market value, and is adjusted with a corresponding charge or credit to compensation cost to reflect the fair value of the amount owed to the employee and is included in Other liabilities on the Consolidated Balance Sheets. Total compensation expense recognized for the plan was $0.3 million, $0.3 million, and $0.2 million, for 2007, 2006, and 2005, respectively.

Defined benefit pension plans. The Company has defined-benefit pension plans in several of its international locations. Benefits paid under these plans are based on years of service and level of employee compensation. The Company accounts for material defined benefit plans in accordance with the requirements of Statement of Financial Accounting Standards No. 87, — "Employers' Accounting for Pensions," as amended (SFAS No. 87). None of these plans has plan assets as defined under SFAS No. 87.

On December 31, 2006, the Company adopted FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132R" ("SFAS No. 158"). This new standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur.

The following are the components of net periodic pension expense for the year ended December 31:

	2007	2006	2005
Service cost	$1,922	$2,013	$1,502
Interest cost	599	471	353
Recognition of actuarial loss	129	321	235
Recognition of termination benefit	24	98	—
Net periodic pension cost	$2,674	$2,903	$2,090

The following table provides information related to changes in the projected benefit obligation:

	December 31,		
	2007	2006	2005
Projected benefit obligation at beginning of year	$13,900	$11,569	$ 8,300
Service cost	1,922	2,163	1,502
Interest cost	599	471	353
Actuarial (gain) loss	(4,589)	(1,192)	1,019
Benefits paid (1)	(217)	(28)	(52)
Acquisitions and new plans	—	—	1,751
Foreign currency impact	1,609	917	(1,304)
Projected benefit obligation at end of year (2)	$13,224	$13,900	$11,569

(1) Benefits to be paid in future years are estimated as follows: $0.1 million in 2008; $0.3 million in 2009; $0.2 million in 2010; $0.2 million in 2011; $0.3 million in 2012; and $3.5 million in the five years thereafter.

(2) Measured as of December 31.

The following table provides information related to the funded status of the plans and the amounts recorded in the Consolidated Balance Sheets:

	December 31,		
	2007	2006	2005
Funded status of the plans: (1)			
Funded status	$13,224	$13,900	$11,569
Unrecognized actuarial loss	—	—	(3,240)
Net amount recognized	$13,224	$13,900	$ 8,329
Amounts recorded in the Consolidated Balance Sheets:			
Other liabilities — accrued pension benefit	$13,224	$13,900	$ 8,329
Stockholders' equity — unrecognized actuarial gain (loss) (2)	$ 1,602	$ (1,338)	—

(1) Contributions expected to be paid to the plans in 2008 are $0.1 million.

(2) The $1.6 million recorded in Stockholders' equity as of December 31, 2007 represents the plan's net unrecognized actuarial gain. This amount was recorded in accordance with SFAS No. 158 and will be amortized to net periodic pension cost over approximately 16 years. Amortization of the gain is estimated to reduce net periodic pension cost in 2008 by approximately $0.1 million.

On December 31, 2006 we adopted SFAS No. 158. Pursuant to that adoption we recorded an increase to Other liabilities — accrued pension benefits of approximately $1.0 million, an increase to noncurrent Deferred tax assets of $0.4 million, and a decrease to Stockholders' equity of $0.6 million.

Assumptions used in the computation of net periodic pension expense are as follows:

	2007	2006	2005
Weighted-average discount rate	5.01%	3.69%	3.70%
Average compensation increase	3.32%	3.31%	3.27%

The Company determines the weighted-average discount rate by utilizing the yields on long-term corporate bonds in the relevant country with a duration consistent with the pension obligations.

13—SEGMENT INFORMATION

The Company manages its business in three reportable segments: Research, Consulting and Events. Research consists primarily of subscription-based research products, access to research inquiry, as well as peer networking services and membership programs. Consulting consists primarily of consulting, measurement engagements, and strategic advisory services. Events consists of various symposia, conferences and exhibitions.

The Company evaluates reportable segment performance and allocates resources based on gross contribution margin. Gross contribution, as presented below, is defined as operating income excluding certain Cost of services and product development and SGA expenses, depreciation, META integration charges, amortization of intangibles and Other charges. Certain costs included in consolidated Cost of services and product development are not allocated to segment expense, primarily web maintenance and customer relationship database costs, and certain bonus and fringe charges. The accounting policies used by the reportable segments are the same as those used by the Company.

We earn revenue from clients in many countries. Other than the United States, there is no individual country in which revenues from external clients represent 10% or more of the Company's consolidated revenues. Additionally, no single client accounted for 10% or more of total revenue and the loss of a single client, in management's opinion, would not have a material adverse effect on revenues.

We do not identify or allocate assets, including capital expenditures, by operating segment. Accordingly, assets are not being reported by segment because the information is not available by segment and is not reviewed in the evaluation of performance or making decisions in the allocation of resources.

The following tables present information about the Company's reportable segments (in thousands). The "Other" column includes certain revenues and corporate and other expenses unallocated to reportable segments, expenses allocated to operations that do not meet the segment reporting quantitative threshold, and other charges. There are no intersegment revenues:

	Research	Consulting	Events	Other	Consolidated
2007					
Revenues	$673,335	$325,030	$180,788	$10,045	$1,189,198
Gross contribution	429,064	128,215	88,164	7,738	653,181
Corporate and other expenses					(520,059)
Operating income					$ 133,122

	Research	Consulting	Events	Other	Consolidated
2006					
Revenues	$571,217	$305,231	$169,434	$14,439	$1,060,321
Gross contribution	345,521	120,660	83,689	11,725	561,595
Corporate and other expenses					(458,345)
Operating income					$ 103,250

	Research	Consulting	Events	Other	Consolidated
2005					
Revenues	$523,033	$301,074	$151,339	$13,558	$ 989,004
Gross contribution	310,008	125,678	76,135	12,184	524,005
Corporate and other expenses					(498,725)
Operating income					$ 25,280

The Company's consolidated revenues are generated primarily through direct sales to clients by domestic and international sales forces and a network of independent international sales agents. Revenues in the table below are reported based on where the sale is fulfilled; "Other International" revenues are those attributable to all areas located outside of the United States and Canada, as well as Europe, the Middle East, and Africa. Most of our products and services are provided on an integrated worldwide basis. Because of the integration of products and services delivery, it is not practical to separate precisely our revenues by geographic location. Long-lived assets exclude goodwill and other intangible assets. Accordingly, the separation set forth in the table below is based upon internal allocations, which involve certain management estimates and judgments.

Summarized information by geographic location is as follows (in thousands):

	2007	2006	2005
Revenues:			
United States and Canada	$ 681,939	$ 631,295	$610,980
Europe, Middle East and Africa	403,919	337,722	296,705
Other International	103,340	91,304	81,319
Total revenues	$1,189,198	$1,060,321	$989,004
Long-lived assets:			
United States and Canada	$ 73,859	$ 67,683	$ 70,767
Europe, Middle East and Africa	21,861	17,183	13,571
Other International	4,029	3,052	3,706
Total long-lived assets	$ 99,749	$ 87,918	$ 88,044

14—VALUATION AND QUALIFYING ACCOUNTS

The following table provides information regarding the Company's allowance for doubtful accounts and returns and allowances (in thousands):

	Balance at Beginning of Year	Additions Charged (Subtractions Credited) to Costs and Expenses	Additions Charged Against Other Accounts (1), (2)	Deductions from Reserve	Balance at End of Year
2005:					
Allowance for doubtful accounts and returns and allowances	$8,450	$ 966	$6,089	$7,605	$7,900
2006:					
Allowance for doubtful accounts and returns and allowances	$7,900	$2,559	$6,823	$8,582	$8,700
2007:					
Allowance for doubtful accounts and returns and allowances	$8,700	$ 691	$6,608	$7,549	$8,450

(1) Amounts charged against revenues.

(2) 2005 includes $0.9 million that was an addition from the META acquisition.

15—SUBSEQUENT EVENTS

Increased share repurchase authorization

In February 2008 the Board of Directors authorized an additional $250.0 million for share repurchases, which will supplement what remains available under the 2007 $200.0 million repurchase authorization. Repurchases are subject to the availability of stock, prevailing market conditions, the trading price of the stock, the Company's financial performance and other conditions. The program will be funded from cash flow from operations and possible borrowings.

The Company also repurchased an additional 694,153 shares of its common stock at a total cost of $10.8 million between January 1, 2008 and February 8, 2008.

Sale of Vision Events business

On February 20, 2008 the Company announced that it had contracted to sell its Vision Events portfolio of events. The sale is expected to close in the first quarter of 2008. In 2007, the Vision Events business generated revenue of approximately $21.0 million and hosted 16 events. The business employs 47 associates. Gartner will account for the Vision Events transaction as a discontinued operation beginning in the first quarter of 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report on Form 10-K to be signed on its behalf by the undersigned, duly authorized, in Stamford, Connecticut, on February 28, 2008.

Gartner, Inc.

Date: February 28, 2008

By: /s/ Eugene A. Hall

Eugene A. Hall
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Eugene A. Hall and Christopher Lafond and each of them, acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in all capacities, to sign all amendments to this Report on Form 10-K, and to file the same, with appropriate exhibits and other related documents, with the Securities and Exchange Commission. Each of the undersigned, ratifies and confirms his or her signatures as they may be signed by his or her attorney-in-fact to any amendments to this Report.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Eugene A. Hall Eugene A. Hall	Director and Chief Executive Officer (Principal Executive Officer)	February 28, 2008
/s/ Christopher J. Lafond Christopher J. Lafond	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2008
/s/ Michael J. Bingle Michael J. Bingle	Director	February 28, 2008
/s/ Richard J. Bressler Richard J. Bressler	Director	February 28, 2008
/s/ Karen E. Dykstra Karen E. Dykstra	Director	February 28, 2008
/s/ Russell P. Fradin Russell P. Fradin	Director	February 28, 2008
/s/ Anne Sutherland Fuchs Anne Sutherland Fuchs	Director	February 28, 2008
/s/ William O. Grabe William O. Grabe	Director	February 28, 2008
/s/ Max D. Hopper Max D. Hopper	Director	February 28, 2008
/s/ John R. Joyce John R. Joyce	Director	February 28, 2008
/s/ Stephen G. Pagliuca Stephen G. Pagliuca	Director	February 28, 2008
/s/ James C. Smith James C. Smith	Director	February 28, 2008
/s/ Jeffrey W. Ubben Jeffrey W. Ubben	Director	February 28, 2008

EXHIBIT 31.1

CERTIFICATION

I, Eugene A. Hall, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Gartner, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Eugene A. Hall

Eugene A. Hall
Chief Executive Officer
February 28, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report on Form 10-K to be signed on its behalf by the undersigned, duly authorized, in Stamford, Connecticut, on February 28, 2008.

Gartner, Inc.

Date: February 28, 2008

By: /s/ Eugene A. Hall

Eugene A. Hall
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Eugene A. Hall and Christopher Lafond and each of them, acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in all capacities, to sign all amendments to this Report on Form 10-K, and to file the same, with appropriate exhibits and other related documents, with the Securities and Exchange Commission. Each of the undersigned, ratifies and confirms his or her signatures as they may be signed by his or her attorney-in-fact to any amendments to this Report.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Eugene A. Hall Eugene A. Hall	Director and Chief Executive Officer (Principal Executive Officer)	February 28, 2008
/s/ Christopher J. Lafond Christopher J. Lafond	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2008
/s/ Michael J. Bingle Michael J. Bingle	Director	February 28, 2008
/s/ Richard J. Bressler Richard J. Bressler	Director	February 28, 2008
/s/ Karen E. Dykstra Karen E. Dykstra	Director	February 28, 2008
/s/ Russell P. Fradin Russell P. Fradin	Director	February 28, 2008
/s/ Anne Sutherland Fuchs Anne Sutherland Fuchs	Director	February 28, 2008
/s/ William O. Grabe William O. Grabe	Director	February 28, 2008
/s/ Max D. Hopper Max D. Hopper	Director	February 28, 2008
/s/ John R. Joyce John R. Joyce	Director	February 28, 2008
/s/ Stephen G. Pagliuca Stephen G. Pagliuca	Director	February 28, 2008
/s/ James C. Smith James C. Smith	Director	February 28, 2008
/s/ Jeffrey W. Ubben Jeffrey W. Ubben	Director	February 28, 2008

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Gartner, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-76711, No. 333-137401 and No. 333-133914) on Form S-3 and the registration statements (No. 33-85926, No. 33-092486, No. 333-77013, No. 333-77015, No. 333-30546, No. 333-91256, No. 333-97557, No. 333-104753, No. 333-120767, and No. 333-127349) on Form S-8 of Gartner, Inc. of our reports dated February 28, 2008, with respect to the consolidated balance sheets of Gartner, Inc. as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Gartner, Inc.

Our report dated February 28, 2008 on the consolidated financial statements includes an explanatory paragraph which states that the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "*Share-Based Payment*" and Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements in Current Year Financial Statements*" as of January 1, 2006 and Statement of Financial Accounting Standards No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*" as of December 31, 2006.

KPMG LLP

New York, New York
February 28, 2008

EXHIBIT 31.1

CERTIFICATION

I, Eugene A. Hall, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Gartner, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Eugene A. Hall

Eugene A. Hall
Chief Executive Officer
February 28, 2008

EXHIBIT 31.2

CERTIFICATION

I, Christopher J. Lafond, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Gartner, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Christopher J. Lafond

Christopher J. Lafond
Chief Financial Officer
February 28, 2008

EXHIBIT 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gartner, Inc. (the "Company") on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Eugene A. Hall Chief Executive Officer of the Company, and Christopher J. Lafond, Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Eugene A. Hall

Name: Eugene A. Hall
Title: Chief Executive Officer
Date: February 28, 2008

/s/ Christopher J. Lafond

Name: Christopher J. Lafond
Title: Chief Financial Officer
Date: February 28, 2008

A signed original of this written statement required by Section 906 has been provided to Gartner, Inc. and will be retained by Gartner, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Board of Directors

Michael J. Bingle
Managing Director
Silver Lake

Richard J. Bressler
Managing Director
Thomas H. Lee Partners

Karen E. Dykstra
Partner
Plainfield Asset Management

Russell P. Fradin
Chief Executive Officer
Hewitt Associates

Anne Sutherland Fuchs
Consultant
Chair, Commission on
Women's Issues for
New York City

William O. Grabe
Managing Director
General Atlantic LLC

Eugene A. Hall
Chief Executive Officer
Gartner

Max D. Hopper
Consultant
Retired Chairman
SABRE Technology Group

John R. Joyce
Managing Director
Silver Lake

Stephen G. Pagliuca
Managing Director
Bain Capital Partners

James C. Smith
Chairman of the Board
Gartner
Retired Chairman and CEO
First Health Group Corp.

Jeffrey W. Ubben
Co-Founder and
Managing Partner
ValueAct Capital

GARTNER HEADQUARTERS

Corporate Headquarters
56 Top Gallant Road
Stamford, CT 06902-7700
U.S.A.
+1 203 964 0096

Europe Headquarters
Tamesis
The Glanty
Egham
Surrey, TW20 9AW
UNITED KINGDOM
+44 1784 431611

Asia/Pacific Headquarters
Gartner Australasia Pty. Ltd.
Level 9, 141 Walker Street
North Sydney
New South Wales 2060
AUSTRALIA
+61 2 9459 4600

Japan Headquarters
Gartner Japan, Ltd.
Aobadai Hills 6F
4-7-7 Aobadai, Meguro-Ku
Tokyo, 153-0042
JAPAN
+81 3 3481 3670

Latin America Headquarters
Gartner do Brasil
Av. Das Nações Unidas, 12.551 – 9º andar
World Trade Center – Broklin Novo
04578-903 – São Paulo – SP
BRAZIL
+55 11 3443 1509

END

Gartner.